Filed pursuant to Rule 424(b)(3)
                                                        File Number:  333-120885


[NITTANY FINANCIAL CORP. LOGO]
                                   PROSPECTUS

                      UP TO 115,000 SHARES OF COMMON STOCK
                                  $26 PER SHARE

     Nittany Financial Corp. is offering to sell up to 115,000 shares of its common stock at $26.00 per share. Nittany intends to sell the shares through its directors and officers, who will use their best efforts to sell the shares. The common stock will be offered at a price of $26.00 per share, first to existing stockholders until January 31, 2005 and then to the public (to the extent, if any, stock is not purchased by existing stockholders). The minimum purchase is 100 shares. The stock is being offered first to stockholders of record as of November 26, 2004. To the extent the stock is not purchased by existing stockholders, a preference will be given to current customers of Nittany Bank, as described herein. The offering is not underwritten and is not subject to the sale of any minimum number or dollar amount of shares. Our directors and executive officers plan to purchase at approximately 15,500 shares in the offering.

     The common stock is quoted on the OTC Electronic Bulletin Board under the symbol "NTNY." Nittany's common stock began trading on the OTC Electronic Bulletin Board on October 23, 1998 and Nittany issued a 10% stock dividend in January 2001, a 10% stock dividend in January 2002, a 20% stock dividend in February 2003 and a 20% dividend in March 2004. Since January 1, 2004, the sales prices have generally ranged from approximately $21 to $26 per share.

     The offering price does not necessarily reflect the price at which the common stock currently trades, nor does the offering price necessarily reflect the price at which Nittany's common stock will trade following the offering. Because the offering is expected to take place over a period of approximately 30 to 90 days, the market price could vary during the offering.

     On December 22, 2004, the reported bid price of the common stock on the OTC Electronic Bulletin Board was $26.50 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     THE SHARES OF COMMON STOCK  OFFERED BY THIS  PROSPECTUS  ARE NOT SAVINGS OR
DEPOSIT  ACCOUNTS  AND  ARE  NOT  INSURED  BY  THE  FEDERAL  DEPOSIT   INSURANCE
C ORPORATION, THE SAVINGS ASSOCIATION FUND OR ANY OTHER GOVERNMENTAL AGENCY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        PROCEEDS, BEFORE
                          PRICE TO PUBLIC            EXPENSES, TO NITTANY
PER SHARE:(1)                 $26.00                         $26.00
TOTAL MAXIMUM(1)            $2,990,000                   $2,990,000

----------------
(1) Although we are offering 115,000 shares, we have filed a registration statement covering 150,000 shares. If we find that demand for the shares at the offering price is sufficient, we may sell some or all of the additional 35,000 shares to current customers of Nittany Bank, as described herein. If we sold all of the additional shares, gross proceeds to Nittany would increase to $3,900,000.

     We plan to keep the offering open for approximately 20 to 90 days, but we may terminate it early or extend it. The offering will terminate no later than June 30, 2005. We will conduct sequential closings on approximately a bi-weekly and/or monthly basis. We intend to deliver certificates representing shares for accepted subscriptions within approximately 10 days after each sequential closing.

                THE DATE OF THIS PROSPECTUS IS DECEMBER 13, 2004.

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
                             THE HISTORY OF NITTANY

July-August 1997        Chairman Samuel J. Malizia and President David Z. Richards meet to form Nittany Bank.  Assemble original board and create business plan.
December 1997           Nittany Financial Corp. is incorporated as a Pennsylvania corporation.
March 1998              Nittany Financial Corp. board of directors move forward with the formation and regulatory filings to organize Nittany Bank.  Original board of directors include Samuel J.  Malizia, Chairman; David Z.
                        Richards, President and Chief Executive Officer; William A. Jaffe, Secretary; D. Michael Taylor and
                        Donald J. Musso.
March 1998              Agreement is signed with First Commonwealth Bank to assume the deposits and acquire certain assets of two First Commonwealth branch locations in central State College.
July 1998               SEC declares effective final prospectus and initial public stock offering of Nittany Financial Corp.
                        begins.
August 1998             Richard C. Barrickman and John E. Arrington join the Nittany Bank executive management team.  David
                        Goodman and J. Garry McShea join the Board of Directors.
September 1998          Conditional regulatory approvals are received for approval of the holding company, FDIC insurance and a federal banking charter.
October 1998            Final closing of stock offering. Nittany Financial Corp. is capitalized with $5.7 million in capital.
October 1998            Nittany Bank opens its doors as State College's hometown bank.  The slogan of "The Right Bank, The
                        Right Time" is adopted.
November 1998           Nittany Bank issues its first digitally imaged bank statement.  Customers can conveniently store all statements for a year in a Nittany Bank binder.  24 Hour Telephone Banking,"The Nittany Line," is introduced.
June 1999               Nittany Bank holds first meeting of Community Advisory Board of Directors to evaluate needs of the community and solicit comments.
December 1999           Nittany Financial Corp. approaching $50 million in assets.
March 31, 2000          Nittany Financial Corp. completes secondary common stock offering, raising approximately $1.5 million in gross proceeds.
August 2000             Third branch office and ATM are opened at Hills Plaza.  Fourth ATM is opened on Sowers Street, downtown, State College.
January 2001            Nittany Financial Corp. issues a 10% stock dividend.
April 2001              Nittany Bank launches to its customers internet banking services, which offers personal and business online banking and bill payment services.
October 2001            Nittany Financial Corp. completes secondary common stock offering, raising approximately $2.4 million in gross proceeds.
December 2001           Nittany Financial Corp. approaching $125 million in assets.
January 2002            Nittany Bank opens Financial Center at the former Zimms Restaurant at 2541 East College Avenue (Route
                        26), State College.
January 2002            Nittany Financial Corp. issues a 10% stock dividend.
December 2002           Nittany Financial Corp. approaching $180 million in assets.
January 2003            Nittany acquires Vantage Investment Advisors, LLC with approximately $146 million under management.
February 2003           Nittany Financial Corp. issues a 20% stock dividend.
March 2003              Nittany Financial Corp. attains $200 million in assets.
May 2003                Nittany Financial Corp. completes fourth common stock offering, raising approximately $2.4 million in capital.
August 2003             Relocation of Hills Plaza branch office to larger building with four drive-up windows at former Shoney's
                        Restaurant at 1900 South Atherton Street, State College.
March 2004              Nittany Financial Corp. issues 20% stock dividend.
January 2005            Approximate time anticipated to open fifth office in Bellefonte, Pennsylvania.

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


                                TABLE OF CONTENTS


                                                                            PAGE


Prospectus Summary.............................................................1
Risk Factors...................................................................6
Use of Proceeds................................................................9
Capitalization................................................................10
Determination of Offering Price...............................................10
Trading History and Dividends.................................................11
How to Subscribe..............................................................12
Business......................................................................14
Management's Discussion and Analysis  of Financial Condition
   and Results of Operations..................................................32
Regulation....................................................................51
Management....................................................................56
Description of Capital Stock..................................................65
Certain Anti-Takeover Provisions..............................................66
Legal Matters.................................................................67
Experts.......................................................................67
Available Information.........................................................68
Index to Financial Statements.................................................69
Financial Statements.........................................................F-1
Subscription Agreement.......................................................A-1


         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION NOR TO MAKE ANY REPRESENTATIONS OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE COMMON STOCK OF NITTANY FINANCIAL CORP. MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NITTANY FINANCIAL CORP. SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED HEREIN.

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                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding Nittany Financial Corp. and the common stock being sold in this offering and our financial statements and the notes to the financial statements appearing elsewhere in this prospectus. References in this document to "we", "us", and"our" refer to Nittany Financial Corp. In certain instances where appropriate, "we", "us", and "our" refer collectively to Nittany Financial Corp., Nittany Bank, Vantage Investment Advisors, LLC, and Nittany Asset Management, Inc. References in this document to "Nittany" refer to Nittany Financial Corp.

                             NITTANY FINANCIAL CORP.

     Nittany is a holding company organized in 1997 for the purpose of establishing a de novo community bank in State College, Pennsylvania. The business operations of Nittany include the following three operating subsidiaries:

     o Nittany Bank commenced banking operations or October 26, 1998 as a federally-insured federal savings bank headquartered at 116 East College Avenue. It currently operates three additional branch offices at 1276 North Atherton, 2541 East College Avenue and 1900 South Atherton in State College. A fifth office is expected to open in historic Bellefonte, Pennsylvania in approximately January 2005.

     o Nittany Asset Management, Inc. was formed in May 1999 primarily to offer various types of investment products and services. This subsidiary is headquartered at 2541 East College Avenue, State College, Pennsylvania and began operations in November 1999.

     o On January 1, 2003, Nittany acquired Vantage Investment Advisors, LLC. Vantage is a registered investment advisor headquartered in State College that as of September 30, 2004 managed investments totaling approximately $250 million for nearly 1,000 clients.

     Our business is conducted principally through Nittany Bank. Nittany Bank provides a full range of banking services with emphasis on residential and commercial real estate lending, consumer lending, commercial lending, and retail deposits. At September 30, 2004, we had consolidated assets of $295.2 million, loans receivable (net of reserve) of $226.5 million, deposits of $246.6 million, and stockholders' equity of $16.8 million. Net income for the year ended December 31, 2003 was $1.6 million, or $1.01 per diluted share. Net income for the nine months ended September 30, 2004 was $1.9 million or $.93 per diluted share.

     Our telephone number is (814) 234-7320. We maintain a website and investor relations information at http://www.nittanybank.com. Any information on our website is not part of this prospectus.

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
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
                                  THE OFFERING

Shares of common stock offered................. 115,000 shares(1)
Offering price................................. $26.00 per share
Shares of common stock outstanding at           1,933,294 shares
November 26, 2004..............................
Shares of common stock to be outstanding
after the offering (if all 115,000  shares are  2,048,294 shares (1)
sold)..........................................
Purchase guidelines............................ The common stock will first be offered to the shareholders of Nittany as of November 26, 2004.  If any shares are not purchased by existing shareholders, the stock will be offered to the general public, with a preference given first to current customers of Nittany Bank and then to persons residing in the State College area.  Our directors and executive officers plan to purchase at approximately 15,500 shares in the offering and reserve the right to significantly increase or decrease the number of shares to be purchased.  See page 12.
Use of proceeds................................ We intend to use the proceeds for general corporate purposes including the possible repayment of borrowing and/or further capital contributions to
                                                Nittany Bank, which in turn would use such proceeds to increase its working capital and total regulatory capital.
OTC Electronic Bulletin Board symbol........... NTNY
Minimum subscription........................... 100 shares (2)
Maximum subscription........................... 5,750 shares This applies to all purchases individually and jointly.(2)
Minimum to be sold in the offering............. No minimum
Plan of distribution........................... Nittany plans to offer shares of common stock, through its officers and directors, first to  shareholders of record as of November  26,  2004.
                                                The  stock will be offered only to shareholders  until  January 31, 2005.
                                                Shares remaining,  if any, will be offered  to persons  and businesses
                                                in the State College area   and   elsewhere   in  the Commonwealth of
                                                Pennsylvania.  A preference   will  be  given  to savings and lending
                                                customers of Nittany  Bank.  NITTANY  MAY, IN ITS SOLE  DISCRETION,  ACCEPT OR
                                                REJECT  ANY  SUBSCRIPTION   FROM EXISTING  STOCKHOLDERS  AND  THE
                                                PUBLIC,  IN  WHOLE  OR IN  PART. Funds received by Nittany from a subscriber  will be available to Nittany upon the  acceptance  of the  subscription.  We intend to conduct the first  closing on or before  February  15,  2005  and subsequent  sequential  closings
                                                on   approximately  a  bi-weekly and/or  monthly  basis.  Between
                                                closings,   all  funds  will  be placed in an escrow  deposit  at
                                                Nittany Bank. If Nittany  elects not to  accept  a  subscription,
                                                all  funds   received  from  the subscriber   will  be   returned
                                                within 10 business days, without interest. See pages 11 to 13. If
                                                existing stockholders  subscribe to  over  the   maximum  of  the
                                                offering  by January  31,  2005, orders  will be pro rated  among
                                                existing stockholders based upon their  relative   percentage  of
                                                beneficial ownership on November 26, 2004,  the relative  amounts of orders,  a pro rata reduction of  each  order,  or  any  other reasonable basis selected by the Board of Directors.

------------------------
(1)  These  figures do not include any of the  additional  35,000 shares that we have  registered and may issue.  See the footnote on the cover page of this prospectus.  These figures also do not include 203,850 shares issuable upon exercise  of  outstanding  stock  options  exercisable  within  60  days of
     September 30, 2004 to executive officers and directors.
(2)  The minimum and maximum  subscription may be waived on a case-by-case basis by the Board of Directors. In addition, the total number of shares that any person may purchase, when added to his existing ownership, may not equal or exceed 10% of the shares  outstanding  at the  completion of this offering, without first obtaining regulatory approval.

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
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                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and notes to those financial statements included elsewhere in this prospectus.

                                                      For the
                                                 Nine Months Ended
                                                   September 30,                        For the Year Ended December 31,
                                                   -------------         -----------------------------------------------------
                                                        2004              2003         2002      2001       2000      1999
                                                       ------            ------       ------    ------     ------    -----
                                                                               (Dollars in Thousands)
INCOME STATEMENT DATA:
Total interest and dividend income..........          $10,199           $11,219       $8,896    $5,862     $4,172    $2,449
Total interest expense......................            3,953             4,853        4,492     3,607      2,491     1,455
                                                      -------            ------        -----     -----      -----     -----
Net interest income.........................            6,246             6,366        4,404     2,255      1,681       994
Provision for loan losses...................              442               593          543       321        157        99
                                                      -------            ------        -----     -----      -----    ------
Net interest income after
    provision for loan losses...............            5,804             5,773        3,861     1,934      1,524       895
                                                      -------            ------        -----     -----      -----   -------
Total non-interest income...................            2,386             1,800          596       462        264       171
Total non-interest expenses.................            5,197             5,120        3,158     2,171      1,638     1,293
                                                      -------            ------        -----     -----      -----     -----
Net income (loss) before
    income taxes............................            2,993             2,453        1,298       225        150      (227)
Income taxes................................            1,061               827          411        --         --        --
                                                      -------            ------        -----     -----      -----     -----
Net income (loss)...........................         $  1,932           $ 1,625       $  887    $  225     $  150    $ (227)
                                                      =======            ======        =====     =====      =====     =====

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
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
                                      At or for the
                                       Nine Months
                                          Ended
                                      September 30,                        At or for the Year Ended December 31,(1)
                                      -------------    ------------------------------------------------------------
                                           2004            2003(2)       2002(2)     2001(2)      2000(2)     1999(2)
                                          ------          ---------     ---------   ---------    ---------   --------
                                                           (Dollars in Thousands, Except per Share Amounts)
BALANCE SHEET DATA:
  Total assets.....................       $295,155        $248,587      $179,659    $124,782      $69,420     $50,045
  Investment securities (includes
     available for sale and held to
     maturity).....................         45,686          43,320        43,844      40,984       19,387      17,072
  Loans receivable, net............        226,462         184,480       125,432      73,787       43,416      27,979
  Intangible assets (goodwill).....          1,763           1,763           799         799          847         894
  Total deposits..................         246,559         220,893       156,852      98,521       53,875      35,783
  Borrowings.......................         31,029          12,194        11,757      16,528        8,600       8,600
  Total stockholders' equity.......         16,760          14,828         9,905       8,962        6,360       5,231
  Total stockholders' equity
     before accumulated other
     comprehensive loss............         16,768          14,840         9,914       9,028        6,509       5,777
PER SHARE  DATA:
   Net income (loss) - basic.......          $1.00           $0.91        $ 0.54      $ 0.16        $0.12     $(0.23)
   Net income (loss) -  diluted....           0.93            0.84          0.50        0.15         0.12      (0.23)
   Book value (end of period)(3)(4)           8.71            7.70          6.03        6.59         5.14        4.57
   Weighted average number of
      shares outstanding -- basic..      1,924,621       1,924,621     1,640,533   1,439,909    1,224,428   1,006,126
   Weighted average number of
      shares outstanding -- diluted      2,078,490       1,937,513     1,767,898   1,459,470    1,229,570   1,006,126
SELECTED ASSET QUALITY RATIOS:
   Net loans charged-off as a
     percentage of average loans...          0.04%           0.02%         0.04%       0.03%        0.02%       0.06%
   Total non-performing loans to
     net loans.....................          0.01%           0.03%         0.13%       0.28%        0.09%          --
   Allowance for loan losses to
     total loans...................          0.92%           0.94%         0.94%       0.87%        0.79%       0.66%
PERFORMANCE RATIOS:
   Equity to assets................          5.68%           5.96%         5.51%       7.18%       10.13%      12.29%
   Return on average equity........         16.29%          12.94%         9.47%       3.07%        2.56%     (4.84)%
   Return on average assets........           .96%           0.75%         0.57%       0.25%        0.26%     (0.60)%
--------------------
(1)  Nittany Bank commenced operations on October 26, 1998.
(2)  Per share  data was  adjusted  for a 10% stock  dividend  issued in January
     2001, a 10%  dividend  issued in January  2002,  a 20%  dividend  issued in
     February 2003 and a 20% dividend issued in March 2004.
(3)  Book value per share,  excluding  accumulated other comprehensive loss, was
     $8.71, $7.71, $6.04, $6.64, $5.26, and $5.11,  respectively.  (4) Cash book value  per  share,  excluding  accumulated  other  comprehensive  loss  and intangible  assets,  was  $6.58,  $6.85,  $5.56,  $5.04,  $4.58 and  $4.27,
     respectively.

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

                                                                For the
                                                               Nine Month
                                                                 Period
                                                             September 30,            At or for the Year Ended December 31,
                                                             -------------    ---------------------------------------------------
                                                                  2004         2003        2002        2001      2000       1999
                                                                 ------       ------      ------      ------    ------     -----
PERFORMANCE RATIOS:
  Return on average assets (net income divided by
     average total assets)....................................   0.96%         0.75%      0.57%       0.25%     0.26%    (0.60)%
  Return on average equity (net income divided by
     Average equity)..........................................   16.29         12.94       9.47        3.07      2.56     (4.84)
  Net interest rate spread....................................    3.09          2.89       2.67        2.11      2.38       2.05
  Net interest margin on average interest-earnings assets         3.26          3.07       2.93        2.59      3.06       2.71
  Average interest-earning assets to average interest-
     bearing liabilities......................................  108.31        107.93     108.73      111.52    115.06     116.51
  Efficiency ratio (Non-interest expense divided by the sum
     of net interest income and non-interest income)..........   60.21         62.70      63.17       79.92     84.21     110.99
  Non-interest expense to average assets......................    2.47          2.35       2.03        2.37      2.83       3.38
ASSET QUALITY RATIOS(1)
   Non-performing loans to total loans........................    0.01          0.03       0.13        0.28      0.09        N/A
   Non-performing assets to total assets......................    0.01          0.02       0.09        0.17      0.06        N/A
   Net charge-offs to average loans outstanding...............    0.04          0.02       0.04        0.03      0.02       0.06
   Allowance for loan losses to total loans...................    0.92          0.94       0.94        0.87      0.79       0.66
   Allowance for loan losses to non-performing loans..........  239.43      3,101.79     713.33      309.52    816.67        N/A
CAPITAL RATIOS:
   Average equity to average assets ratios (average equity
       divided by average total assets).......................    5.90          5.78       6.01        7.99     10.13      12.29
   Equity to assets at period end.............................    5.68          5.96       5.51        7.18     10.13      10.45
   Tangible equity to tangible assets at period end...........    5.11          5.29       5.09        6.58      8.04       8.82
NUMBER OF OFFICES:
   Offices (including offices acquired in mergers)............       4             4          4           3         3          2

--------------------
(1) Asset quality ratios are period end ratios.

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

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO THE OFFERING

     THE OFFERING PRICE DOES NOT NECESSARILY REPRESENT CURRENT MARKET VALUE. Nittany's common stock began trading on the OTC Electronic Bulletin Board on October 23, 1998 and Nittany issued a 10% stock dividend in January 2001, a 10% stock dividend in January 2002, a 20% stock dividend in February 2003, and a 20% stock dividend in March 2004. Since January 1, 2004, the sales prices have generally ranged between approximately $23.00 to $28.00 per share. The offering price does not necessarily reflect the price at which the common stock currently trades, nor does the offering price necessarily reflect the price at which Nittany's common stock will trade following the offering. No underwriter assisted us in determining the offering price. See "Trading History and Dividends" on page 11.

     WE HAVE NOT ENGAGED AN UNDERWRITER AND MAY NOT SELL ALL OF THE SHARES OFFERED. The offering is not underwritten, so we can provide no assurance that we will sell all or any of the shares offered. We may sell any number of shares in the offering without any minimum. We may terminate the offering after accepting subscriptions for any number of shares less than the maximum. Once you submit a subscription, we can hold your subscription funds in an non-interest bearing account and accept or reject your subscription for any reason or no reason.

     PRICE SIGNIFICANTLY IN EXCESS OF BOOK VALUE. At September 30, 2004 Nittany had a book value per share of $8.71 (based upon 1,924,621 shares outstanding). Assuming the sale of 115,000 shares, Nittany will have a book value per share of $9.63, well below the offering price.

RISKS RELATED TO OUR BUSINESS

     OUR ARTICLES OF INCORPORATION AND BYLAWS CONTAIN CERTAIN PROVISIONS WHICH MAY DISCOURAGE NON-NEGOTIATED TAKEOVER ATTEMPTS AND MAY LIMIT YOUR VOTING POWER. Certain provisions included in our articles of incorporation and bylaws are designed to encourage potential acquirors to negotiate directly with our board of directors and to discourage takeover attempts. These provisions, which include restrictions on stockholders' ability to call special meetings, require an 80% vote for certain business combinations and amendments to our certificate of incorporation and bylaws and do not permit cumulative voting in the election of directors, may discourage non-negotiated takeover attempts. These provisions also tend to perpetuate management. You may determine that these provisions are not in your best interest in as much as they may substantially limit your voting power. See "Certain Anti-Takeover Provisions" on pages 66 to 67.

     FUTURE CHANGES IN INTEREST RATES MAY REDUCE OUR EARNINGS. Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between (1) the interest income we earn on interest-earning assets, such as mortgage loans and investment securities and (2) the interest expense we pay on our interest- bearing liabilities, such as deposits and amounts we borrow.

     If more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining, then our net interest income may be reduced. Conversely, if more interest- bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising, then our net interest income may be increased.

     Decreases in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and mortgage-related securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we are generally not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Thus, a reduction in interest rates may cause our net interest rate spread to shrink because the decrease in the rates we pay on deposits and borrowings may be less than the decrease in the yields on our securities and loan portfolios. This could cause a decrease in our earnings, sometimes referred as an "earnings squeeze." At September 30, 2004, 64% of our loan portfolio was comprised of one- to four-family mortgage loans, which have recently experienced a very high prepayment rate as mortgage rates declined from historic levels.

     Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact of changes in market interest rates on our net interest income. However, there can be no assurance that we will be able to manage interest rate risk so as to avoid significant adverse effects in our net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk and Net Portfolio Value."

     OUR LENDING BUSINESS IS GEOGRAPHICALLY CONCENTRATED WHICH COULD REDUCE OUR EARNINGS AND EFFECT OUR FINANCIAL CONDITION. Our loan portfolio consists almost entirely of loans to persons and businesses located in Pennsylvania and, in particular, Centre County. The collateral for many of our loans consists of real and personal property located in the same county. During recent periods, a large number of jobs in manufacturing have been eliminated in our area due to a weakened national economy. This lack of geographic diversification in the loan portfolios could have a material adverse effect on our financial condition and results of operation if a cyclical downturn or natural disaster affected the local economy.

     THE LENDING BUSINESS HAS INHERENT RISKS. Nittany Bank is engaged primarily in real estate mortgage lending and commercial real estate lending. A significant amount of the loans are secured by local commercial real estate (i.e., 22% at September 30, 2004), which is considered to have a higher risk than home mortgages. The risk of nonpayment of loans is inherent in the lending business. The ability of borrowers to repay their obligations can be adversely affected by factors beyond our control, including local and general economic and market conditions. A substantial portion of our loans are secured by real estate. These same factors may adversely affect the value of real estate collateral. We maintain an allowance for loan losses and periodically make additional provisions to the allowance to reflect the level of losses determined by management to be inherent in the loan portfolio. However, the level of the allowance and the amount of these provisions are only estimates based on our judgment, and we can provide no assurance that actual losses incurred will not exceed the amount of the allowance or require substantial additional provisions to the allowance.

     WE HAVE A SHORT OPERATING HISTORY. As of November 26, 2004, Nittany Bank has been operating for approximately six years. We cannot assure you that we will continue to increase in asset size at the rate we have grown since inception on October 26, 1998, or that results of future operations can be predicted.

     WE DO NOT PAY CASH DIVIDENDS. Our ability to pay cash dividends in the future will depend on our profitability, growth, capital needs and compliance with regulatory capital requirements. The Board of Directors currently intends to retain earnings, if any, to support growth and has no intention of paying cash dividends in the foreseeable future. We cannot assure you when or whether we will pay a cash dividend or the amount of the dividend.

     WE FACE STRONG COMPETITION. Competition may have an adverse effect on us. In Centre County, Pennsylvania, large regional financial institutions headquartered outside of the area dominate the banking industry. These large regional financial institutions have greater resources for marketing, development of services and products than we have, and they may enjoy greater economies of scale. In addition, during the past three years, four small-to-mid-size FDIC-insured institutions headquartered out of State College have opened offices in State College.

     THE AMOUNT OF COMMON STOCK HELD BY OUR EXECUTIVE OFFICERS AND DIRECTORS GIVES THEM SIGNIFICANT INFLUENCE OVER THE ELECTION OF OUR BOARD OF DIRECTORS AND OTHER MATTERS THAT REQUIRE STOCKHOLDER APPROVAL. A total of approximately 932,613 shares of our common stock (including vested stock options), or 43.7% of the common stock outstanding (assuming 2,134,644 shares) was beneficially owned by our directors and executive officers as of November 26, 2004. Our directors and executive officers are expected to purchase a moderate amount of this offering. Therefore, if they vote together, our directors and executive officers have the ability to exert significant influence over the election of our Board of Directors and other corporate actions requiring stockholder approval, including the adoption of proposals made by stockholders.

     AN ACTIVE AND LIQUID TRADING MARKET FOR OUR STOCK DOES NOT EXIST, AND THE LIQUIDITY AND PRICE OF OUR STOCK MAY BE ADVERSELY AFFECTED BY A LIMITED TRADING MARKET. Our common stock trades on the over-the-counter market with quotations available on the OTC Bulletin Board. Due to the relatively small amount of stock outstanding, an active market for the stock does not exist. This means that there may be limited secondary market liquidity for our stock, which may negatively affect the price of the stock and cause significant volatility in the price of our stock. The liquidity of the trading market for our stock is also affected by the amount of stock held by our directors and executive officers.

                                 USE OF PROCEEDS

     If we sell all of the shares offered, gross proceeds will be $2,990,000. We estimate expenses of the offering at approximately $100,000 leaving maximum net proceeds of $2,890,000. If we sell less than all of the shares offered, proceeds will be lower. If we sell some or all of the additional 35,000 shares registered, proceeds will be higher. Additionally, due to the timing of the offering and other factors, expenses may be significantly greater. The offering is not subject to the sale of any minimum number or dollar amount of shares. See "How to Subscribe - General" on page 12.

     Nittany intends to use the proceeds for general corporate purposes including the possible repayment of borrowings and/or further capital contributions to Nittany Bank, which in turn would use such proceeds to increase Nittany Bank's working capital, total regulatory capital and loans-to-one borrower limit.

     Proceeds retained by Nittany will initially be invested in government securities or other permitted investments and ultimately used in the discretion of the Board of Directors. We cannot assure you that we will succeed in selling all or any portion of the shares being offered.

                                 CAPITALIZATION

     The following table sets forth the capitalization and capital ratios of Nittany at September 30, 2004, and as adjusted to give pro forma effect to the offering assuming sale of the 115,000 shares being offered.

                                                                                               At September 30, 2004
                                                                                         ---------------------------------
                                                                                                            As Adjusted
                                                                                           Actual         for the Offering
                                                                                         -----------      ----------------
                                                                                              (Dollars in Thousands)
Preferred stock, 5,000,000 shares authorized; none outstanding...............             $     -              $     -
Common stock, $0.10 par value, 10,000,000 shares authorized;
   shares outstanding: 1,924,621 at September 30, 2004 and
   2,039,621 as adjusted.....................................................                 192                  204
Additional paid-in capital...................................................              14,288               17,166
Retained earnings ...........................................................               2,288                2,288
                                                                                           ------               ------
Accumulated other comprehensive (loss) (1)...................................                  (8)                  (8)
                                                                                           ------               ------
Total stockholders' equity ..................................................             $16,760              $19,650
                                                                                           ======               ======
 -------------------
(1) Represents unrealized loss on securities available for sale.

Capital Ratios for Nittany Financial:
   Tangible capital .........................................................                 5.1%                 6.0%
   Core capital..............................................................                 9.9%                11.6%
   Total risk-based capital..................................................                11.3%                13.0%

     The table above assumes that Nittany will immediately pay estimated expenses of $100,000 and invest the net proceeds in U.S. Treasury securities with a 0% risk factor for regulatory capital purposes. The table above does not reflect shares of common stock that would be issued upon exercise of outstanding stock options. See "Management - Stock Option Plan." The table also does not reflect the additional 35,000 shares that we have registered and may sell as described in the footnote on the cover page of this prospectus.

                         DETERMINATION OF OFFERING PRICE

     The Board of Directors of Nittany determined the offering price for the shares of common stock offered after considering several factors, including historical trading prices of the common stock, book value per share, earnings per share, historical results of operations, assessment of our management and financial condition and market activity of stock for other financial institutions. The offering price does not necessarily reflect the price at which the common stock currently trades, nor does the offering price necessarily reflect the price at which the common stock will trade following the offering. Because the offering is expected to take place over a period of 20 to 90 days, the market price for the common stock could vary during the offering. The offering will terminate no later than June 30, 2005.

                          TRADING HISTORY AND DIVIDENDS

TRADING HISTORY

     Nittany's common stock is quoted on the OTC Electronic Bulletin Board under the symbol "NTNY." E.E. Powell & Co., Hill Thompson Magid, L.P., Knight Securities, L.P., Monroe Securities, Inc., Pershing Trading Company, L.P. and Ryan Beck & Co. have all acted as market makers for the common stock. These market makers have no obligation to make a market for Nittany's common stock, and they may discontinue making a market at any time.

     The information in the following table indicates the high and low closing prices for the common stock, based upon information provided by the market makers. These quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission, do not reflect actual transactions, and do not include nominal amounts traded directly by shareholders or through other dealers who are not market makers.

     Nittany issued a 10% stock dividend in January 2001, a 10% stock dividend in January 2002, a 20% stock dividend in February 2003 and a 20% stock dividend in March 2004. Market prices set forth in the table below have been adjusted for the stock dividends.

                                                                                  High ($)              Low ($)
                                                                                  --------              -------
2004
----
Fourth Quarter (through December 21, 2004)...................................       28.50                25.50
Third Quarter ...............................................................       26.00                23.50
Second Quarter ..............................................................       25.10                22.50
First Quarter................................................................       25.83                20.25
2003
----
Fourth Quarter ..............................................................       19.16                15.46
Third Quarter ...............................................................       15.96                13.42
Second Quarter ..............................................................       14.17                13.67
First Quarter................................................................       15.00                11.46
2002
----
Fourth Quarter...............................................................       11.81                10.07
Third Quarter................................................................       12.63                 8.99
Second Quarter...............................................................       12.85                 7.98
First Quarter................................................................        9.20                 7.08

                                                                                  High ($)              Low ($)
                                                                                  --------              -------
2001
----
Fourth Quarter...............................................................        7.10                 5.72
Third Quarter................................................................        6.63                 5.72
Second Quarter...............................................................        6.48                 6.00
First Quarter................................................................        7.58                 5.70
2000
----
Fourth Quarter...............................................................        6.63                 4.88
Third Quarter................................................................        5.88                 4.88
Second Quarter...............................................................        5.88                 5.31
First Quarter................................................................        6.03                 4.88

     The cost of the original stock issued in October 1998 was $5.73 per share (as adjusted for stock dividends). On December 22, 2004, the reported bid price of the common stock on the OTC Electronic Bulletin Board was $26.50 per share. As of December 22, 2004, we had approximately 615 shareholders of record, which does not include the number of persons or entities who hold stock in nominee or "street" name through various brokerage firms.

DIVIDEND POLICY AND HISTORY

     As stated above, we have paid four stock dividends and no cash dividend. Payment of stock and cash dividends is conditioned on earnings, financial condition, cash needs, the discretion of the Board of Directors and compliance with regulatory requirements. Our ability to pay dividends to stockholders is dependent upon the dividends we receive from Nittany Bank. Nittany Bank may not declare or pay a cash dividend on any of its stock if the effect of such payment would cause its regulatory capital to be reduced below the regulatory requirements imposed by the OTS.

                                HOW TO SUBSCRIBE

GENERAL

     To invest, you must purchase at least 100 shares for a minimum investment of $26.00 (unless waived on a case-by-case basis by the Board of Directors). Once you submit a completed subscription to us, you may not withdraw it. We reserve the right to accept individual subscriptions for fewer than 100 shares in our discretion. The offering is not underwritten and is not conditioned on the sale of any minimum number of shares. Our directors and executive officers intend to purchase approximately 15,500 shares in the offering. However, they reserve the right to significantly increase or decrease the number of shares they plan to purchase.

     Only the directors and officers of Nittany and its subsidiaries have the authority to solicit subscriptions for shares. Our directors and officers intend to solicit by means of personal and telephone contact with prospective subscribers and by direct mailing of the prospectus. We may reimburse our directors and officers for their reasonable expenses, if any, incurred in connection with the selling of shares. If necessary, we may enter into an agreement with a registered broker dealer to assist in the sale of shares, without notice to subscribers. Fees to the broker dealer may range from 1% to 3% of the total shares sold. At the time of printing this prospectus, we currently have no plans to enter into such an arrangement.

PURCHASE GUIDELINES

     In connection with this offering, Nittany has generally established the following guidelines.

     1. Until January 31, 2005, stockholders of record of Nittany as of November 26, 2004 will be given the opportunity to purchase stock. In the event of an oversubscription by shareholders, orders will be filled based upon the amount of their percentage of relative beneficial ownership as of November 26, 2004, the relative amounts of orders, a pro rata reduction of each order or any other reasonable basis selected by the Board of Directors.

     2. Any remaining shares will be offered to the general public, with a preference given first to savings and/or depositor customers of Nittany Bank and then to persons residing in the State College area. "Customers" will be deemed to be persons or entities with a loan from Nittany Bank of at least $5,000 or a deposit of least $1,000 as of the date of the stock order.

     NOTWITHSTANDING THE ABOVE GUIDELINES, NITTANY RESERVES THE RIGHT TO REJECT ANY ORDER FROM EXISTING STOCKHOLDERS OR THE PUBLIC IN PART OR IN WHOLE.

RESTRICTIONS

     Only persons who have received a copy of this prospectus may subscribe. In addition, for stockholders of record as of November 26, 2004 we have only registered or otherwise complied with the state securities or "blue sky" laws of the following jurisdictions: Arizona, California, Colorado, Florida, Kansas, Kentucky, Maryland, New Jersey, Michigan, Missouri, New York, North Carolina, South Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Texas, Virginia, Washington DC, and Wisconsin. For persons who are not stockholders of record we have registered only in Pennsylvania. Only residents of these jurisdictions may subscribe. Please contact us if you have any questions regarding this limitation. No investor may purchase, directly or indirectly, shares which together with any shares previously held by the investor equal or exceed 10% of the Nittany common stock to be outstanding immediately following completion of the offering. In addition, except with our consent, no investor may purchase in the offering, individually or jointly, more than 5,750 shares of our common stock in the offering. This means that if Mr. Smith purchases 5,000 shares, Mr. and Mrs. Smith cannot purchase more than 750 shares.

APPLICATION FOR COMMON STOCK

     The prospectus includes as Appendix A, the Stock Subscription Application, and is accompanied by a Stock Subscription Application. You may subscribe to purchase shares by mailing or delivering to us:

     o    a completed and signed application; and

     o a check payable to "Nittany Bank, Escrow Agent for Nittany Financial Corp." in the amount of the purchase price.

     We can accept or reject applications in whole or in part for any reason. We will notify you in writing whether we have accepted your application within ten business days after receipt of your application. If we reject your application in whole or in part, we will return your unaccepted funds.

         We will deposit all subscription funds in a non-interest-bearing escrow account at Nittany Bank. Any funds in the escrow account are insured by the FDIC up to a maximum of $100,000 per purchaser; however, our common stock is not insured by the FDIC or any other agency.

     The first closing is expected to occur on or before February 15, 2005. Thereafter, on approximately a bi-weekly and/or monthly basis, we will conduct a closing at our premises. At each closing, at our request Nittany Bank will release to us funds in the escrow account attributable to accepted applications. Within 10 business days after each closing, we will mail to each of you whose application we have accepted a stock certificate, registered in your name or as directed by you, for the shares you have purchased.

     We plan to keep the offering open for 20 to 90 days, but we may terminate it early or extend it until June 30, 2005. If for any reason we terminate the offering without accepting any applications, we will send to each of you who has submitted an application a written notice and a refund of the amount you submitted on those funds while on deposit in the impound account.

                                    BUSINESS

     NITTANY FINANCIAL CORP. We were incorporated under the laws of the Commonwealth of Pennsylvania on December 8, 1997, primarily to own all of the outstanding shares of capital stock of Nittany Bank. On September 14, 1998, the Office of Thrift Supervision, referred to herein as the "OTS", granted us the necessary approvals to acquire the capital stock of Nittany Bank and to become a savings and loan holding company of Nittany Bank. Nittany Bank opened for business on October 26, 1998, and currently has four offices and five ATMs in State College, Pennsylvania. A fifth office and sixth ATM are expected to open in historic Bellefonte, Pennsylvania in early 2005.

     We initially issued 29,998 shares of common stock at $10.00 per share in a private offering in order to pay our pre-opening costs and offering expenses of our initial public offering in August 1998. The initial public offering was primarily for the purpose of raising the funds necessary to capitalize Nittany

Bank. We sold a total of 537,438 shares of common stock in the initial public offering and issued 10,000 shares to First Commonwealth Bank in connection with the acquisition of Nittany Bank's first two offices. Effective as of October 23, 1998, we purchased, with all of the proceeds received in the initial public offering, all of the capital stock of Nittany Bank.

     On March 31, 2000, we completed a stock offering in which 131,953 shares of common stock were sold to existing shareholders of Nittany, customers of Nittany Bank, and the general public, and approximately $1.5 million in gross proceeds was raised. On October 24, 2001, we completed a stock offering in which 250,000 shares of common stock were sold to existing shareholders of Nittany, customers of Nittany Bank, and the general public, and approximately $2.4 million in gross proceeds was raised. In May 2003, we completed a stock offering of 157,515 shares of common stock to raise approximately $2.4 million.

     We are a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that Nittany Bank retains a specified amount of its assets in housing-related investments. We currently conduct no significant business or operations of our own other than owning all of the outstanding shares of capital stock of Nittany Bank, Vantage Investment Advisors, LLC. and Nittany Asset Management, Inc.

     NITTANY ASSET MANAGEMENT INC. On May 24, 1999, Nittany Asset Management was formed and incorporated as a Pennsylvania corporation. Nittany Asset Management commenced operation in November 1999 as a wholly-owned subsidiary of Nittany to provide investment advisory services to high net worth or emerging affluent clients, with an emphasis on establishing fee based asset management accounts. Nittany Asset Management will continue to explore various services to generate increased non- interest income. However, there is no assurance whether it will be successful in its efforts.

     NITTANY BANK. In April 1998, the organizers of Nittany filed an application with the OTS to organize a federal stock savings bank. In September 1998, the OTS conditionally approved the application, and the organizers obtained all necessary regulatory approvals to commence banking operations. In October 1998, the organizers sold their capital stock to Nittany and commenced banking operations on October 26, 1998. Nittany Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation and it is a member of the Federal Home Loan Bank System.

     Nittany Bank commenced operations in October 1998 with two offices located at 116 East College Avenue and 1276 North Atherton Street, which were acquired from First Commonwealth Bank. In addition to such branch offices, Nittany Bank also acquired from First Commonwealth Bank certain assets and assumed certain deposit liabilities, primarily related to such branch offices. On August 7, 2000, a third branch office was opened at 129 Rolling Ridge Drive, State College, Pennsylvania. On January 14, 2002, a fourth branch office was opened in the former Zimms Restaurant at 2541 East College Avenue in State College, Pennsylvania. This building operates as a full service branch office of Nittany Bank, and serves as an office of Nittany Asset Management, Inc. and Vantage Investment Advisors, LLC. Additionally, in August 2003 Nittany Bank relocated its existing office at 129 Rolling Ridge Drive, State College, Pennsylvania to a new location at 1900 South Atherton Street, at the location of the former Shoney's Restaurant. In early 2005, Nittany Bank expects to open a fifth office in the nearby historic town of Bellefonte, Pennsylvania.

     Nittany Bank is a community-oriented financial institution. Our business is to attract retail deposits and to invest those deposits, together with funds generated from operations and borrowings, primarily in one- to four-family mortgage loans and business real estate loans. Nittany Bank also invests in home equity loans, construction loans, commercial business loans and consumer loans. Its deposit base is comprised of traditional deposit products including checking accounts, statement savings accounts, money market accounts, certificates of deposit and individual retirement accounts.

     VANTAGE INVESTMENT ADVISORS, LLC. On January 1, 2003, Nittany acquired Vantage Investment Advisors, LLC ("Vantage"). Nittany acquired Vantage for consideration consisting of cash, the assumption of Vantage debt and 36,000 shares of Nittany Financial Corp. stock. Vantage is a registered investment advisor headquartered in State College, Pennsylvania that, as of September 30, 2004, managed investment assets totaling approximately $250 million for nearly 1,000 clients.

     MARKET STRATEGY. Our objective has been to create a customer-driven financial institution focused on providing value to customers by local board members and officers and by delivering products and services matched to the customers' needs. We believe that customers are drawn to a locally owned and managed institution that demonstrates an active interest in its customers and their business and personal financial needs.

     The banking industry in our market area has experienced substantial consolidation in recent years. Many of the area's locally owned or managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. This consolidation has been accompanied by increasing fees for bank services, the dissolution of local boards of directors, management and personnel changes and, in the perception of management, a decline in the level of customer service. This type of consolidation is expected to continue.

     OPERATING STRATEGY. We believe that the following attributes make us attractive to the local business people and residents:

     o Direct and easy access to our President, officers and directors, by members of the community, whether during or after business hours.

     o Local conditions and needs are taken into account by us when deciding loan applications and making other business decisions affecting members of the community.

     o A personalized relationship banking approach that is supported by decision making that is local and responsive to customer needs.

     o Offering competitive interest rates and fees on savings and checking accounts.

     o    Prompt review and processing of loan applications.

     o    Depositors' funds are invested back into the community.

     o    Our positive involvement in the community affairs of State College.

     o    Technology-based   services  that  enhance  the  convenience  for  our
          customers to conduct business, including internet banking and free internet bill paying.

     o Availability of a wide array of financial services coordinated by a team of personal bankers dedicated to meeting customer needs.

     COMPETITION. We experience substantial competition both in attracting and retaining deposits and in making loans. Our most direct competition is in our market area of Centre County (which includes the borough of State College and the surrounding townships of College, Ferguson, Halfmoon, Harris and Patton) which is a highly competitive market for financial services. We face direct competition from a significant number of financial institutions operating in its market area, many with a state-wide or regional presence and in some cases a national presence. Many of these financial institutions have been in business for many years, have established customer bases, are significantly larger and have greater financial resources than we have and are able to offer certain services that we currently are not able to offer. In particular, Centre County, is served almost entirely by large, regional financial institutions, almost all of which are headquartered out of the area. Nittany Bank is the only FDIC-insured financial institution headquartered and operated solely in State College. We also compete for deposits and loans from non- bank institutions such as brokerage firms, credit unions, insurance companies, money market mutual funds and mortgage banking companies.

LENDING ACTIVITIES

     ANALYSIS OF LOAN PORTFOLIO. Set forth below is selected data relating to the composition of Nittany's portfolio by type of loan and in percentage of the respective portfolios at the dates indicated.

                                               At September 30,                           At December 31,
                                             -----------------------      ------------------------------------------------
                                                     2004                         2003                        2002
                                             ----------------------       --------------------       ---------------------
                                             Amount         Percent       Amount       Percent       Amount        Percent
                                             ------         -------       ------       -------       ------        -------
                                                                        (Dollars in Thousands)
Type of Loans:
--------------
Real Estate Loans:
  One- to- four family.................     $145,788         63.76%      $116,315      63.02%        $80,163       63.89%
  Home equity..........................       12,357           5.41         9,965        5.40          6,341         5.05
  Commercial...........................       50,082          21.90        37,918       20.54         26,701        21.28
  Construction.........................        6,659           2.91         8,737        4.73          2,224         1.77
Commercial.............................       11,828           5.18         9,826        5.32          8,001         6.38
Consumer ..............................        1,923            .84         1,808         .99          2,048         1.63
                                           ---------       --------     ---------     -------       --------      -------
     Total.............................     $228,637        100.00%      $184,569     100.00%       $125,478      100.00%
                                             -------        ======        =======     ======         =======      ======
Less:
Deferred loan (costs) fees, net........           68                           89                         46
Allowance for possible loan losses.....        2,107                        1,737                      1,177
                                           ---------                     --------                   --------
     Total loans, net..................     $226,462                     $182,743                   $124,255
                                             =======                      =======                    =======

                                                                            At December 31,
                                         ------------------------------------------------------------------------------
                                                 2001                        2000                        1999
                                         ----------------------       --------------------       ----------------------
                                         Amount         Percent       Amount       Percent        Amount        Percent
                                         ------         -------       ------       -------        ------        -------
                                                             (Dollars in Thousands)
Type of Loans:
--------------
Real Estate Loans:
  One- to- four family.................   $44,498        59.75%      $25,115       57.39%         $15,490        54.98%
  Home equity..........................     4,763         6.40         9,249        21.13           6,504        23.09
  Commercial...........................    15,463        20.77         3,078         7.03           2,377         8.44
  Construction.........................     1,236         1.66         1,606         3.67             747         2.65
Commercial.............................     5,971         8.02         2,799         6.39           1,638         5.81
Consumer ..............................     2,531         3.40         1,923         4.39           1,417         5.03
                                          -------       ------       -------       ------         -------        -----
     Total.............................   $74,462       100.00%      $43,770       100.00%        $28,173       100.00%
                                          -------       ======       -------       ======         -------       ======
Less:
Deferred loan (costs) fees, net........        25                         10                            7
Allowance for possible loan losses.....       650                        344                          187
                                          -------                     ------                       ------
     Total loans, net..................   $73,787                    $43,416                      $27,979
                                          =======                     ======                       ======

LOAN MATURITY TABLES

         The following table sets forth by scheduled repricing dates or the contractual maturity dates Nittany's loan portfolio at December 31, 2003. The table does not include prepayments or scheduled principal repayments.

                                                         Due after
                                      Due within         1 through         Due after
                                        1 year            5 years           5 years          Total
                                        ------            -------           -------          -----
                                                              (In thousands)
Real Estate Loans:
  One- to- four family...........       $1,065             $ 1,826         $113,424        $116,315
  Commercial.....................        2,072               4,129           31,717          37,918
  Construction...................        1,673                   -            7,064           8,737
  Home equity....................          374               1,222            8,369           9,965
Commercial.......................        2,727               1,988            5,111           9,826
Consumer ........................          627               1,086               95           1,808
                                         -----              ------          -------         -------
Total amount due.................       $8,538             $10,251         $165,780        $184,569
                                         =====              ======          =======         =======

         The following table sets forth the dollar amount of all loans at December 31, 2003, due after December 31, 2004, which have fixed interest rates and floating or adjustable interest rates.

                                                                 Floating or
                                                                  Adjustable
                                            FIXED RATES             Rates              TOTAL
                                            -----------          ------------          -----
                                                               (In thousands)
One- to- four family...................       $46,400               $68,850           $115,250
Commercial real estate.................         5,702                30,144             35,846
Construction...........................             -                 7,064              7,064
Home equity............................         5,533                 4,058              9,591
Commercial.............................         2,589                 4,510              7,099
Consumer...............................           957                   224              1,181
                                               ------               -------            -------
         Total.........................       $61,181              $114,850           $176,031
                                               ======               =======            =======

     ONE- TO- FOUR FAMILY LENDING. Nittany's one- to- four family residential mortgage loans are secured by property located in its market area. Nittany generally originates one- to- four family owner occupied residential mortgage loans in amounts up to 90% (80% for non-owner occupied) of the lesser of the appraised value or selling price of the mortgaged property without requiring mortgage insurance. Additionally, Nittany generally originates and retains fixed rate and adjustable rate loans for retention in its portfolio. Currently, Nittany's one- to- four family owner occupied loan portfolio consists of 15-year fixed rate loans and adjustable rate loans with fixed rate periods of up to 7 years (three or five years for non-owner occupied), with primarily, principal and interest calculated using a maximum 30 year (owner occupied) or 25 year (non-owner occupied) amortization period.

         Nittany Bank also provides access to the secondary market for 15 and 30 year fixed rate owner occupied residential mortgages.

         All of the one- to- four family mortgages include "due on sale" clauses, which are provisions that give Nittany the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.

         Property appraisals on real estate securing Nittany's one- to- four family residential loans are made by state certified and licensed independent appraisers approved by the Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. At Nittany's discretion, title insurance is either obtained or, more commonly, an attorney's certificates of title is obtained on first mortgage real estate loans originated. In some instances, a fee is charged equal to a percentage of the loan amount (commonly referred to as points).

         COMMERCIAL REAL ESTATE AND COMMERCIAL BUSINESS LOANS. Nittany originates a significantly higher percentage of commercial real estate loans than the average savings bank. Commercial real estate loans are loans secured by commercial real estate (e.g., shopping centers, medical buildings, retail offices) in Nittany's market area. Commercial real estate loans are generally originated in amounts up to 80% of the appraised value of the property and are secured by improved property such as residential rental properties, office buildings, retail stores, warehouse, church buildings and other non-residential buildings, most of which are located in Nittany's market area. Commercial real estate loans are generally made at rates which adjust above the treasury interest rate and cost of funds rate or are balloon loans with fixed interest rates which generally mature in three to five years with principal amortization for a period of up to 25 years.

         Commercial business loans are underwritten on the basis of the borrower's ability to service such debt from income. Commercial business loans are generally made to small and mid-sized companies located within Nittany's primary lending area. In most cases, additional collateral of equipment, accounts receivable, inventory, chattel or other assets is required before the Company makes a commercial business loan. Nittany Bank is an approved Small Business Administration (SBA) lender.

         Loans secured by commercial real estate and commercial business loans are generally larger and involve a greater degree of risk than one- to- four family residential mortgage loans. Of primary concern, is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Loans secured by income properties are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by income properties are often dependent on successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy.

         CONSTRUCTION LOANS. Nittany originates loans to finance the construction of one- to- four family dwellings. Generally, construction loans to individuals are made only if Nittany also makes the mortgage loan on the property. Construction loans to individuals are underwritten similar to those for residential mortgage loans. Nittany makes construction loans to builders on a limited basis. Construction loans to builders generally are lines of credit with terms of up to one year and interest rates which are adjusted with the Wall Street prime rate. These loans generally are adjustable rate loans.

     Construction financing is generally considered to involve a higher degree of risk of loss than long- term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, Nittany may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, Nittany may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

     CONSUMER. Nittany's consumer loan portfolio includes various types of secured and unsecured consumer loans including home equity lines of credit, home equity term, personal loans, and automobile loans (new and used). Consumer loans generally have terms of one year to ten years, some of which are at fixed rates and some of which have rates that adjust periodically.

     Consumer loans are advantageous to Nittany because such loans generally have higher rates of interest and shorter terms, but they also involve more credit risk than residential mortgage loans because of the higher potential of defaults and the difficulties involved in disposing of any collateral.

     LOAN APPROVAL AUTHORITY AND UNDERWRITING. Nittany has established various lending limits for its officers and also maintains a loan committee. The loan committee is comprised of the Chairman of the Board, the President, and two Executive Loan Officers and two non-employee members of the Board of Directors. The President has authority to approve applications for mortgage loans up to $350,000, secured loans up to $200,000 and unsecured loans up to $10,000. Two of the Executive Loan Officers have authority to approve mortgage loans up to $350,000, secured loans up to $150,000 and unsecured loans up to $10,000. Additionally, any two of the four Executive Loan Officers have authority to approve applications for real estate loans up to $500,000, secured loans up to $300,000 and unsecured loans up to $50,000. Personal banking officers generally have authority to approve loan applications up to $75,000, depending upon the loan collateral and type of loan. The loan committee considers all applications in excess of the authorized lending limits of the employee officers up to $1.5 million. The entire Board of Directors ratifies all such loans and approves amounts in excess of $1.5 million.

     Upon receipt of a completed loan application from a prospective borrower, a credit report is ordered. Income and certain other information is verified. If necessary, additional financial information may be requested. An appraisal or other estimate of value of the real estate intended to be used as security for the proposed loan is obtained. Appraisals are processed by independent fee appraisers. Borrowers also must obtain fire and casualty insurance. Flood insurance is also required on loans secured by property that is located in a flood zone.

         LOAN COMMITMENTS. Commitments to extend credit are arrangements to lend to the customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available personal and commercial lines of credit, undisbursed construction funding, and various loans approved but not yet funded. At September 30, 2004, loan commitments totaled $11.1 million.

NONPERFORMING AND PROBLEM ASSETS

         LOAN DELINQUENCIES. When a mortgage loan becomes 15 days past due, a notice of nonpayment is sent to the borrower. If such payment is not received by month end, an additional notice of nonpayment is sent to the borrower. After 60 days, if the mortgage loan continues to be delinquent, a notice of right to cure default is sent to the borrower giving 30 additional days to bring the loan current before foreclosure is commenced. If the mortgage loan continues in a delinquent status for 90 days past due and no repayment plan is in effect, foreclosure proceedings will be initiated.

         Loans are reviewed and are placed on a non-accrual status when the loan becomes more than 90 days delinquent or when, in Nittany's opinion, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

         NON-PERFORMING ASSETS. The following table sets forth information with respect to Nittany's non-performing assets for the periods indicated. Nittany has no loans categorized as troubled debt restructurings within the meaning of the Statement of Financial Accounting Standards ("SFAS") 15 and no impaired loans within the meaning of SFAS 114, as amended by SFAS 118. For the nine months ended September 30, 2004, interest income that would have been recorded on loans accounted for on a nonaccrual basis was not material.

                                                                 At                       At December 31,
                                                            September 30,   -------------------------------------------
                                                                2004        2003     2002       2001      2000     1999
                                                                ----        ----     ----       ----      ----     ----
                                                                                    (In Thousands)
Loans accounted for on a non-accrual basis
  Consumer..............................................         $ 14       $ --     $ --     $   --      $ --    $  --
  One-to-four-family....................................           --         56      165         --        42       --
                                                                  ---        ---      ---      -----       ---     ----
Total non-accrual loans.................................         $ 14       $ 56     $165     $   --      $ 42    $  --
                                                                  ===        ===      ===      =====       ===     ====
Accruing loans which are contractually past  due 90
days or more:
  One-to-four family....................................         $ --       $ --     $ --       $210      $ --    $  --
  Commercial real estate................................           --         --       --         --        --       --
  Home equity...........................................           --         --       --         --        --        -
  Construction..........................................           --         --       --         --        --        -
  Commercial............................................           --         --       --         --        --       --
  Consumer..............................................           --         --       --         --        --       --
                                                                  ---        ---      ---     ------       ---     ----
Total...................................................         $ --       $ --     $ --       $210      $ --    $  --
                                                                  ===        ===      ===        ===       ===     ====
Real estate owned.......................................           --       $ --     $ --     $   --      $ --    $  --
                                                                  ---        ---      ---      -----       ---     ----
Total non-performing assets.............................         $ 14       $ 56     $165       $210      $ 42    $  --
                                                                  ===        ===      ===        ===       ===     ====
Total non-accrual and accrual loans to
   net loans............................................         0.01%      0.03%    0.13%      0.28%     0.09%      --%
                                                                 ====       ====     ====       ====      ====     ====
Total non-performing assets to total assets.............         0.00%      0.02%    0.09%      0.17%     0.06%      --%
                                                                 ====       ====     ====       ====      ====     ====

         CLASSIFIED ASSETS. Management, in compliance with regulatory guidelines, has instituted an internal loan review program, whereby loans are classified as special mention, substandard, doubtful or loss. When a loan is classified as substandard or doubtful management is required to establish a general valuation reserve for loan losses in an amount that is deemed prudent. General allowances represent loss allowances which have been established to recognize inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When management classifies a loan as a loss asset, a reserve equal to 100% of the loan balance is required to be established or the loan is to be charged-off.

         An asset is considered "substandard" if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," "highly questionable and improbable," on the basis of currently existing facts, conditions, and values. Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of the aforementioned categories but possess credit deficiencies or potential weaknesses are required to be designated "special mention" by management.

         The  following  table  sets  forth  Nittany's   classified   assets  in
accordance with its classification system.

                                    At                               At December 31,
                                September 30,    ----------------------------------------------------------
                                    2004         2003         2002          2001        2000          1999
                                   ------        ----         ----          ----        ----          ----
                                                                     (In thousands)
Special Mention.............      $1,628        $2,366        $1,911       $1,697     $    42       $    --
Substandard.................          --            --            --           --           -            --
Doubtful....................          --            --            --           --          --            --
Loss........................          --            56           165           --          --            --
                                   -----       -------        ------      -------     -------       -------
                                  $1,628        $2,422        $2,076       $1,697      $   42      $     --
                                   =====         =====         =====        =====       =====       =======

         ALLOWANCES FOR LOAN LOSSES. Nittany's allowance for loan losses is intended to be maintained at a level sufficient to absorb all estimable and probable losses inherent in the loans receivable portfolio. In determining, the appropriate level of the allowance for loan losses and, accordingly, the level of the provision for loan losses, management reviews its loans receivable portfolio on at least a monthly basis, taking into account: (i) known and inherent risks in the portfolio, (ii) adverse situations that may affect the borrower's ability to repay, (iii) the estimated value of any underlying collateral, and (iv) current economic conditions.

         Nittany monitors its allowance for loan losses and makes additions to the allowance as economic conditions dictate. The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

         The following table sets forth information with respect to Nittany's allowance for loan losses at the dates indicated.

                                                    At                              At December 31,
                                                September 30,    ------------------------------------------------------
                                                   2004           2003        2002         2001       2000        1999
                                                 ----------      ------      ------       ------     ------      -----
                                                                           (Dollars In Thousands)
Total loans outstanding........................  $228,637       $184,569   $125,478      $74,462    $43,770     $28,173
                                                  -------        =======    =======       ======     ======      ======
Average loans outstanding......................  $205,669       $154,404   $ 98,013      $54,324    $35,560     $17,127
                                                  =======        =======    =======       ======     ======      ======

Allowance balance at beginning of period.......  $  1,737       $  1,177   $    650      $   343   $    187     $    99
Provision:
Real estate loans..............................       442            593        543          273        126          89
Commercial.....................................        --             --         --           35         11           6
Consumer.......................................        --             --         --           13         20           4
                                                  -------        -------    -------       ------    -------     -------
                                                      442            593        543          321        157          99
                                                  -------        -------    -------       ------    -------      ------
Charge-offs:
Real estate loans..............................       (64)            (8)        (2)          --         --          --
Commercial.....................................        --            (10)        (5)          --         --          --
Consumer.......................................       (35)           (18)       (22)         (14)        (3)        (11)
                                                  -------        -------    -------       ------     ------     -------
                                                      (99)           (36)       (29)         (14)        (3)        (11)
                                                  -------        -------    -------       ------     ------     -------
Recoveries:
Real estate loans..............................        25             --         --           --         --          --
Commercial.....................................        --             --         --           --         --          --
Consumer.......................................         2              3         13           --          2          --
                                                  -------        -------    -------       ------    -------    --------
                                                       27              3         13           --          2          --
                                                  -------        -------    -------       ------    -------    --------
Allowance balances at end of period............  $  2,107       $  1,737   $  1,177      $   650    $   343    $    187
                                                  =======        =======    =======       ======     ======     =======
Allowance for loan losses as a percent of total
loans outstanding............................. .     0.92%          0.94%      0.94%        0.87%      0.79%       0.66%
                                                   ======        =======    =======       ======     ======      ======
Net loans charged off as percent of average
loans outstanding..............................      0.04%          0.02%      0.04%        0.03%      0.02%       0.06%
                                                   ======        =======    =======       ======     ======      ======

         The following table illustrates the allocation of the allowance for loan losses for each category of loan for the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict Nittany's use of the allowance to absorb losses in other loan categories.

                                                                                      At December 31,
                                            At September 30,         ---------------------------------------------------
                                                  2004                      2003                             2002
                                       ---------------------         ----------------------      -----------------------
                                                  Percent of                    Percent of                  Percent of
                                                   Loans in                      Loans in                    Loans in
                                                     Each                          Each                        Each
                                                  Category to                   Category to                 Category to
                                       Amount     Total Loans         Amount    Total Loans      Amount     Total Loans
                                       ------     -----------         ------    -----------      ------     -----------
                                                                                         (Dollars In Thousands)
Type of Loans:
Real Estate Loans:
    One- to- four family...........    $1,318          63.76%         $1,083        63.02%       $  575         63.89%
    Commercial.....................       453          21.90             327        20.54           360         21.28
    Construction...................        80           2.91             102         4.73            21          1.77
    Home equity....................        92           5.41              94         5.40            72          5.05
Commercial.........................        90           5.18              93         5.32            66          6.38
Consumer...........................        17           0.84              17          .99            16          1.63
Unallocated........................        57             --              21           --            67            --
                                        -----         ------           -----       ------         -----        ------
           Total...................    $2,107         100.00%         $1,737       100.00%       $1,177        100.00%
                                        =====         ======           =====       ======         =====        ======

                                                                             At December 31,
                                       ---------------------------------------------------------------------------------------
                                                 2001                             2000                          1999
                                       --------------------------       ------------------------      ------------------------
                                                      Percent of                     Percent of                    Percent of
                                                       Loans in                       Loans in                      Loans in
                                                         Each                           Each                          Each
                                                      Category to                    Category to                   Category to
                                       Amount         Total Loans       Amount       Total Loans      Amount       Total Loans
                                       ------         -----------       ------       -----------      ------       -----------
Type of Loans:
Real Estate Loans:
    One- to- four family...........       $298             59.75%        $ 133             57.39%      $ 103            54.98%
    Commercial.....................        138             20.77           106             21.13          47            23.09
    Construction...................         10              1.66            19              3.67          --             2.65
    Home equity....................         36              6.40            23              7.03          16             8.44
Commercial.........................         66              8.02            28              6.39          12             5.81
Consumer...........................         23              3.40            34              4.39           9             5.03
Unallocated........................         79                --            --                --          --               --
                                           ---            ------          ----            ------        ----           ------
           Total...................       $650            100.00%        $ 343            100.00%      $ 187           100.00%
                                           ===            ======          ====            ======        ====           ======

INVESTMENT ACTIVITIES

     Nittany is required under federal regulation to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and defined and reviewed for adequacy by the OTS during its regular examinations. The level of liquid assets varies depending upon several factors, including: (i) the yields on investment alternatives, (ii) judgment as to the attractiveness of the yields then available in relation to other opportunities, (iii) expectation of future yield levels, and (iv) projections as to the short-term demand for funds to be used in loan origination and other activities. Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and abilities, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity.

     Current   regulatory  and  accounting   guidelines   regarding   investment
securities  require  Nittany to  categorize  securities  as "held to  maturity,"
"available for sale" or "trading." As of September 30, 2004, Nittany had securities classified as "held to maturity" and "available for sale" in the amount of $43.5 million and $2.2 million, respectively, and had no securities classified as "trading." Securities classified as "available for sale" are reported for financial reporting purposes at the fair market value with net changes in the market value from period to period included as a separate component of stockholders' equity, net of income taxes. At September 30, 2004, Nittany's securities available for sale had net unrealized losses of $13,000. These net unrealized gains/losses reflect normal market conditions and vary, either positively or negatively, based primarily on changes in general levels of market interest rates relative to the yields on the portfolio. Changes in the market value of securities available for sale do not affect Nittany's income. In addition, changes in the market value of securities available for sale do not affect the Bank's regulatory capital requirements or its loan-to-one borrower limit.

     At September 30, 2004, Nittany's investment portfolio policy allowed investments in instruments such as: (i) U.S. Treasury obligations, (ii) U.S. federal agency or federally sponsored agency obligations, (iii) local municipal obligations, (iv) mortgage-backed securities, (v) collateralized mortgage obligations, (vi) banker's acceptances, (vii) certificates of deposit, (viii) equity securities, and (ix) investment grade corporate bonds, commercial paper and mortgage derivative products. The Board of Directors may authorize additional investments.

     As a source of liquidity and to supplement Nittany's lending activities, Nittany has invested in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors, like Nittany. The quasi- governmental agencies guarantee the payment of principal and interest to investors and include the Federal Home Loan Mortgage Corporation ("FreddieMac"), Government National Mortgage Association ("GinnieMae"), and Federal National Mortgage Association ("FannieMae").

     Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed rate or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed rate or adjustable rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Mortgage-backed securities issued by FreddieMac and GinnieMae make up a majority of the pass-through certificates market.

     Nittany also invests in mortgage-related securities, primarily collateralized mortgage obligations ("CMOs"), issued or sponsored by GinnieMae, FannieMae, FreddieMac, as well as private issuers. CMOs are a type of debt security that aggregates pools of mortgages and mortgage-backed securities and creates different classes of CMO securities with varying maturities and amortization schedules as well as a residual interest with each class having different risk characteristics. The cash flows from the underlying collateral are usually divided into "tranches" or classes whereby tranches have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage- backed securities as opposed to pass through mortgage-backed securities where cash flows are distributed pro rata to all security holders. Unlike mortgage-backed securities from which cash flow is received and prepayment risk is shared pro rata by all securities holders, cash flows from the mortgages and mortgage backed securities underlying CMOs are paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche or class may carry prepayment risk which may be different from that of the underlying collateral and other tranches. CMOs attempt to moderate reinvestment risk associated with conventional mortgage-backed securities resulting from unexpected prepayment activity.

     SECURITIES PORTFOLIO. The following table sets forth the carrying value of Nittany's securities portfolio at the dates indicated:

                                                        At               At December 31,
                                                    September 30,    --------------------------
                                                       2004          2003       2002       2001
                                                       ----          ----       ----       ----
                                                                   (In Thousands)
Securities available for sale:
  U.S. government agency securities ...............   $    --        $   --   $    --    $ 3,137
  Corporate securities ............................       668         1,648     1,628      1,674
  Collateralized mortgage obligations .............        --            --       220      2,792
  Mortgage-backed securities ......................     1,449         2,357     4,082      5,513
  Equity securities ...............................       106            69        94         72
Securities held to maturity:
  U.S. government agency securities ...............    14,630         8,762    13,068      4,777
  Collateralized mortgage obligations .............     1,515         1,130     3,464      8,018
  Corporate Securities ............................       509           500       511         --
   Mortgage-backed securities .....................    11,976        13,570    20,777     15,001
   Obligations of States and Political subdivisions    14,833        15,284        --         --
                                                      -------       -------   -------    -------
Total investment securities .......................   $45,686       $43,320   $43,844    $40,984
                                                      =======       =======   =======    =======

     The following table sets forth information regarding the scheduled maturities, amortized cost, estimated fair values, and weighted average yields for Nittany's investment securities portfolio at September 30, 2004 by contractual maturity. The following table does not include equity securities nor takes into consideration the effects of scheduled repayments or the effects of possible prepayments.

                                                                           As of September 30, 2004
                                    ------------------------------------------------------------------------------
                                            Within                      More than                   More than
                                           One Year                 One to Five Years           Five to Ten Years
                                    -----------------------     -----------------------      ---------------------
                                    Amortized      Average      Amortized       Average      Amortized      Average
                                      Cost          Yield         Cost           Yield         Cost          Yield
                                      ----          -----         ----           -----         ----          -----
                                                                   (Dollars in thousands)
U.S. government agency
     securities.................      $ --            --%       $4,009           2.29%       $ 9,621          3.65%
Corporate securities............        --            --            --             --            509          2.00
Collateralized mortgage
     obligations................        --            --            --             --            871          4.47
Mortgage-backed
     securities.................        66          4.76         1,850           4.18          4,965          4.58
Obligations of States and
political subdivisions..........        --            --            --             --          5,293          4.57
                                       ---          ----         -----           ----         ------          ----
   Total investment
     securities.................      $ 66          4.76%       $5,859           2.89%       $21,259          4.09%
                                       ===          ====         =====           ====         ======          ====




                                                    As of September 30, 2004
                                    -----------------------------------------------------------------
                                       More than Ten Years           Total Investment Securities
                                     ----------------------      ------------------------------------
                                     Amortized      Average      Amortized       Average       Market
                                       Cost          Yield         Cost           Yield         Value
                                       ----          -----         ----           -----         -----

U.S. government agency
     securities.................      $ 1,000          6.25%      $14,630          3.45%       $14,694
Corporate securities............          680          2.77         1,189          2.44          1,175
Collateralized mortgage
     obligations................          644          5.08         1,515          4.73          1,537
Mortgage-backed
     securities.................        6,551          3.00        13,432          3.75         13,524
Obligations of States and
political subdivisions..........        9,540          4.72        14,833          4.67         14,740
                                       ------          ----        ------          ----         ------
   Total investment
     securities.................      $18,415          4.13%      $45,599          3.95%       $45,670
                                       ======          ====        ======          ====         ======

SOURCES OF FUNDS

     Deposits are Nittany's major external source of funds for lending and other investment purposes. Funds are also derived from the receipt of payments on loans and prepayment of loans and maturities of investment securities and mortgage-backed securities and, to a much lesser extent, borrowings and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

     DEPOSITS. Consumer and commercial deposits are attracted principally from within Nittany's market area through the offering of a selection of deposit instruments including checking and savings accounts, money market accounts, and term certificate accounts. IRA accounts are also offered. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate.

     The interest rates paid by Nittany on deposits are set at the direction of senior management. Interest rates are determined based on Nittany's liquidity requirements, interest rates paid by Nittany's competitors, and Nittany's growth goals and applicable regulatory restrictions and requirements. At September 30, 2004, the Company had no brokered deposits.

     The following table indicates the amount of certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 2004.


                                                 Certificates
Maturity Period                                  of Deposits
---------------                                  -------------
                                                (In thousands)
Within three months                               $  844
Three through six months                             586
Six through twelve months                            911
Over twelve months                                 1,921
                                                  ------
                                                  $4,262
                                                  ======

     BORROWINGS. Nittany may obtain advances (borrowings) from the FHLB of Pittsburgh ("FHLB") to supplement its supply of lendable funds. Advances from the FHLB are secured by investments held in safe keeping at the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or adjustable, and range of maturities. If the need arises, Nittany may also access the Federal
Reserve Bank discount window to supplement Nittany's supply of lendable funds and to meet deposit withdrawal requirements. Nittany also enters into cash management arrangements with commercial deposit customers and places those liabilities on the balance sheet in the form of repurchase or "sweep accounts." At September 30, 2004, there were $3.0 million in these accounts.

         The following table sets forth information concerning short-term borrowings during the periods indicated.

                                                              For the Nine                  At or For the Periods Ended
                                                              Months Ended                         December 31,
                                                              September 30,         ---------------------------------------
                                                                  2004                2003             2002            2001
                                                                  ----                ----             ----            ----
                                                                                              (Dollars in Thousands)
Cash Management Repos and FHLB advances:
  Ending balance .......................................          $20,016           $2,364           $1,141          $8,715
  Average balance during the year.......................            6,538            3,018            8,450           4,764
  Maximum month-end balance during the year.............           20,016            6,869            9,232           8,715
  Average interest rate during the year.................            1.31%            1.97%            2.35%           2.51%
  Weighted average rate at year end.....................            1.86%            1.96%            2.64%           3.20%

RETURN ON EQUITY AND ASSETS RATIOS

                                                              For the Nine                  At or For the Periods Ended
                                                              Months Ended                         December 31,
                                                              September 30,         ---------------------------------------
                                                                  2004                2003          2002            2001
                                                                  ----                ----          ----            ----
                                                                                              (Dollars in Thousands)
Equity to Asset Ratio...................................          5.68%              5.96%          5.51%            7.18%
Return on Average Equity................................         16.29              12.94           9.47             3.07
Return on Average Assets................................          0.96               0.75           0.57             0.25
Dividend Payout Ratio...................................            --                 --             --               --

DESCRIPTION OF PROPERTY

         Nittany operates from four offices and five ATMs: Set forth below is information about our offices.

                                                                 Year Leased or
       Locations                         Leased or Owned             Acquired
       ---------                         ---------------          -------------
Main Office:
116 East College Avenue                      Leased                   1999
State College, Pennsylvania
Branch Offices:
1276 North Atherton                          Leased                   1999
State College, Pennsylvania
1900 South Atherton                          Leased                   2003
State College, Pennsylvania
2541 East College Avenue                      Owned                   2002
State College, Pennsylvania
125 North Allegheny Street                   Leased                   2004
Bellefonte, Pennsylvania
(In process)

EMPLOYEES

     At September 30, 2004, Nittany had 58 full-time equivalent employees. None of the employees are represented by a collective bargaining group. Nittany believes that its relationship with its employees is good.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

GENERAL

     The Private Securities Litigation Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, and general economic conditions.

CRITICAL ACCOUNTING POLICIES

     Nittany's  accounting  policies are integral to  understanding  the results reported. The accounting policies are described in detail in Note 1 of the consolidated financial statements. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

     Other Than Temporary Impairment of Securities
     ---------------------------------------------

     Securities are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

     Allowance for Loan Losses
     -------------------------

     Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. Nittany's allowance for loan losses provides for probable losses based upon evaluations of known, and inherent risks in the loan portfolio. Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment; as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off.

     Goodwill
     --------

     Nittany must assess goodwill and other intangible assets each year for impairment. This assessment involves estimating cash flows for future periods. If the future cash flows were less than the recorded goodwill and other intangible assets balances, we would be required to take a charge against earnings to write down the assets to the lower value.

     Deferred Tax Assets
     -------------------

     We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced.

MARKET RISK AND NET PORTFOLIO VALUE

     Market risk is the risk of loss of income from adverse changes in prices and rates that are set by the market. Nittany Bank is at risk of changes in interest rates that affect the income it receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect earnings if the rates of interest that Nittany Bank earns on its loans and investments does not change at the same speed, to the same extent, or on the same basis as the interest rates Nittany Bank pays on its deposits and borrowings. Nittany Bank makes it a high priority to actively monitor and manage its exposure to interest rate risk.

     Nittany Bank seeks to manage interest rate sensitivity through its asset and liability committee (ALCO) which is comprised of members of management and the board of directors. The committee accomplishes this by first evaluating the interest rate risk that is inherent in the makeup of Nittany Bank's assets and liabilities. The committee then considers Nittany Bank's business strategy, current operating environment, capital and liquidity requirements, as well as Nittany Bank's current performance objectives, to determine an appropriate level of risk. The Board of Directors has adopted guidelines within which Nittany Bank manages its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates. These strategies include focusing Nittany Bank's investment activities on short and medium-term securities, emphasizing shorter-term loans and loans with adjustable rate features, and maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates and utilizing deposit marketing programs to adjust the term or repricing of its liabilities.

     Nittany Bank also monitors its interest rate sensitivity through the use of an asset/liability management (ALM) model which estimates the change in its net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheet items. The change in NPV measures Nittany Bank's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates (i.e. shock analysis). At December 31, 2003, Nittany Bank had $5,098,000 of off-balance sheet items.

     As market interest rates remained at historically low rates during 2004, the average maturities of loans and investment securities shortened due to quicker prepayments, causing an increase in their value. Deposit accounts have only relatively minor movements in a declining interest rate environment, since they are primarily short term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase. If market interest rates begin to increase, the average maturities of loans and securities will lengthen as prepayment decrease. Decreases in the value of these loans and securities occur at a more rapid rate in Nittany Bank's NPV model than increases in the value of its deposits.

     The following table lists the percentage  change in our net portfolio value
(NPV) assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at June 30, 2004 (the most recent date for which data is available).

         Changes in Interest        Estimated    Amount of      Amount of           NPV          Change
         Rates in Basis Points      NPV ($)      Changes ($)    Changes (%)         Ratio (%)    (Basis Points)
         ---------------------      -------      -----------    -----------         ---------    --------------
            (Rate Shock)

                 +300                28,306         (11,733)         (29)%               9.89%       (325)
                 +200                32,850          (7,189)         (18)%             11.29%        (212)
                 +100                36,802          (3,237)          (8)%             12.47%         (94)
                    0                40,039             -          -                   13.41%         -
                 -100                41,470           1,431            4%              13.80%          40
                 -200                   N/A             N/A          N/A                  N/A         N/A
                 -300                   N/A             N/A          N/A                  N/A         N/A

          (1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
          (2)  Calculated  as the amount of change in the  estimated NPV divided by the estimated NPV assuming no change in interest rates.
          (3)  Calculated  as  estimated  NPV divided by present  value of total assets.
          (4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

     The NPV model, shown above, which is prepared by the OTS, has certain shortcomings. Based on the model, certain assumptions are made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the NPV model assumes that the makeup of its interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of Nittany Bank's exposure to interest rate risk, Nittany Bank cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2004

     GENERAL. At September 30, 2004, we had consolidated assets of $295 million, loans receivable (net of allowance for loan losses) of $226 million, deposits of $247 million, and stockholders' equity of $16.8 million. Net income for the quarter ended September 30, 2004 increased $340,000 to $798,000 or $.38 per diluted share from $458,000 or $.23 per diluted share for the same period in 2003. This included an income tax expense of $427,000 for the quarter compared to $206,000 for the 2003 quarter.

         Total assets increased $46,568,000 to $295,155,000 at September 30, 2004 from $248,587,000 at December 31, 2003. Strong growth in residential and commercial real estate loans resulted in an increase in net loans receivable of $43,719,000 which were primarily funded through growth in Nittany Bank savings deposits, Federal Home Loan Bank short term borrowings, and matured securities. Total assets included $1.8 million of intangible assets from the acquisition of Vantage and Nittany Bank's original core deposits. These intangibles are not currently being amortized.

         Cash and cash equivalents decreased $523,000 at September 30, 2004 as compared to December 31, 2003. This decrease resulted from growth in loan demand which exceeded deposits during the quarter. Management believes that the liquidity needs of Nittany are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB short term advances, and the portion of the investment and loan portfolios which mature within one year. These sources of funds will enable Nittany to meet cash obligations and off-balance sheet commitments as they come due.

         Investment securities available for sale decreased to $2,224,000 at September 30, 2004 from $4,074,000 at December 31, 2003 and investment securities held to maturity increased to $43,462,000 at September 30, 2004 from $39,246,000 at December 31, 2003. The increase in the investment securities held to maturity portfolio resulted primarily from the investment of savings deposits not yet needed to fund loan growth.

         Net loans receivable increased $43,719,000 to $226,462,000 at September 30, 2004 from $182,743,000 at December 31, 2003. The increase in net loans receivable resulted from the strong real estate market in Nittany's market area, and low market interest rates. At September 30, 2004, one to four family residential mortgage balances grew by $27,248,000 to $151,595,000 from $124,347,000 at December 31, 2003 and commercial real estate loans grew by $10,761,000 during the same time period. Management attributes the increases in lending balances to continued customer referrals, the economic climate within the market area, and competitive rates. As of September 30, 2004, Nittany had additional commitments to fund loan demand of $11,091,000 of which approximately $4,293,000 relates to commercial customers.

         At September 30, 2004, Nittany's allowance for loan losses increased by $370,000 to $2,107,000 from $1,737,000 at December 31, 2003. The increase resulted from an additional loan loss provision of $442,000 needed for the growth in loans during the quarter which were offset by charge-offs net of recoveries.

         The additions to the allowance for loan losses are based upon a careful analysis by management of loan data. Because Nittany has incurred very little loan losses in its five-year history, management must base its determination upon such factors as Nittany's volume and the type of loans that it originates, the amount and trends relating to its delinquent and non-performing loans, regulatory policies, general economic conditions and other factors relating to the collectibility of loans in its portfolio. Although Nittany maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio at September 30, 2004, there can be no assurance that additional losses will not be incurred in future periods.

         The table below outlines Nittany's past due loans as of September 30, 2004:

                                                                             > 90 DAYS PAST        > 90 DAYS PAST
                                                       TOTAL LOAN             DUE - NUMBER         DUE - BALANCE
                                 # OF LOANS              BALANCE                OF LOANS             OF LOANS
                                 ----------            -----------           --------------        --------------
Personal Loans                        351              $8,215,000                   1                 $14,000
Credit Line Loans                     447              $5,553,000                   0                       0
Business Loans                        172             $11,798,000                   0                      00
Real Estate Loans                   1,223            $203,003,000                   0                       0
                                    -----            ------------                  --                 -------
        Total                       2,193            $228,569,000                   1                 $14,000


        Total deposits increased by $25,666,000 to $246,559,000 at September 30, 2004 as compared to $220,893,000 at December 31, 2003. The Nittany Bank savings deposit account comprises approximately 63% of total deposits at September 30, 2004. Nittany Bank savings account is a competitive deposit account with a tiered annual interest rate of 2.05% for balances over $2,500 for the current period. Due to the continuation of relatively low short-term interest rates during the quarter, Nittany Bank savings account has remained popular with local depositors and has helped to increase our deposit base. Non-interest bearing demand deposits increased to $10,212,000 at September 30, 2004 from $7,880,000 at December 31, 2003 as all our checking and money market accounts grew at a steady price.

        Stockholder's equity increased to $16,760,000 at September 30, 2004 from $14,828,000 at December 31, 2003 because of net income of $1,932,000 and minor fluctuations in the market value of available for sale securities.

        AVERAGE BALANCE SHEET FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004. The following tables set forth certain information relating to Nittany's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from average daily balances.

        The yield on earning assets and the net interest margin are presented on a fully taxable-equivalent (FTE) and annualized basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 34% for each period presented. Nittany believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

     a. Nittany  Financial  Quarterly  Average  Balance  Sheet and  Supplemental
Information:

                                                                      For the Three Months Ended September 30,
                                                      ------------------------------------------------------------------------
                                                                    2004                                 2003
                                                      --------------------------------     -----------------------------------
                                                                              Average                                 Average
                                                      Average                 Yield/       Average                    Yield/
                                                      Balance     Interest    Cost (3)     Balance      Interest      Cost (3)
                                                      -------     --------   ---------     -------      --------      --------
                                                                                (Dollars in Thousands)
Interest-earning assets:
  Loans receivable.................................. $222,148    $   3,267       5.88%      $166,200     $   2,601      6.26%
  Investments securities............................   46,768          372       4.27%        55,976           328      2.63%
  Interest-bearing deposits with other banks........   10,355           24       0.93%         7,743             9      0.46%
                                                     --------    ---------       ----      ---------     ---------      ----
Total interest-earning assets.......................  279,271        3,663       5.43%       229,920         2,938      5.18%
                                                                  --------                               ---------
Noninterest-earning assets..........................    6,413                                  1,679
Allowance for loan losses...........................   (2,029)                                (1,522)
                                                     --------                              ---------
Total assets........................................ $283,655                               $230,077
                                                     ========                               ========
Interest-bearing liabilities:
  Interest-bearing demand deposits.................. $ 21,652           47       0.87%     $  18,753            37      0.80%
  Money market deposits.............................   37,679          196       2.08%        35,120           194      2.21%
  Savings deposits..................................  155,610          790       2.03%       115,886           646      2.23%
  Certificates of deposit...........................   21,051          153       2.91%        23,516           174      2.97%
  Borrowings........................................   20,366          179       3.52%        12,659           147      4.65%
                                                     --------    ---------       ----      ---------     ---------      ----
Total interest-bearing liabilities..................  256,358        1,365       2.13%       205,933         1,199      2.33%
                                                     --------    ---------                  --------     ---------
Noninterest-bearing liabilities
  Demand deposits...................................   10,022                                  6,962
  Other liabilities.................................      705                                  3,250
Stockholders' equity................................   16,569                                 13,933
                                                     --------                               --------
Total liabilities and stockholders' equity.......... $283,655                               $230,077
                                                     ========                               ========
Net interest income.................................             $   2,298                               $   1,740
                                                                 =========                               =========
Interest rate spread (1)............................                             3.30%                                  2.85%
Net yield on interest-earning assets (2)............                             3.47%                                  3.10%
Ratio of average interest-earning assets to
 average interest-bearing liabilities...............                           108.94%                                111.65%
------------
(1)  Interest rate spread  represents  the  difference  between the avg yield on interest-earning assets and the avg cost of interest-bearing liabilities.
(2)  Net yield on  interest-earning  assets  represents net interest income as a percentage of average interest-earning assets.
(3)  Average yields are computed using  annualized  interest  income and expense for the periods.

     b. Nittany  Financial  Year-To-Date  Average Balance Sheet and Supplemental
Information:

                                                                      For the Nine Months Ended September 30,
                                                      ------------------------------------------------------------------------
                                                                    2004                                 2003
                                                      --------------------------------     -----------------------------------
                                                                              Average                                 Average
                                                      Average                 Yield/       Average                    Yield/
                                                      Balance     Interest    Cost (3)     Balance      Interest      Cost (3)
                                                      -------     --------   ---------     -------      --------      --------
                                                                                (Dollars in Thousands)
Interest-earning assets:
  Loans receivable...............................     $205,669     $  9,034       5.86%    $145,605      $  7,012        6.42%
  Investments securities.........................       47,818        1,115       3.64%      48,345         1,074        3.26%
  Interest-bearing deposits with other banks.....        9,776           50       0.68%       8,960            49        0.73%
                                                      --------     --------       ----     --------      --------        ----
Total interest-earning assets....................      263,264       10,199       5.26%     202,910         8,135        5.42%
                                                                   --------                              --------
Noninterest-earning assets.......................        7,193                                8,867
Allowance for loan losses........................       (1,886)                              (1,347)
                                                      --------                             --------
Total assets.....................................     $268,570                             $210,430
                                                      ========                             ========
Interest-bearing liabilities:
  Interest-bearing demand deposits...............     $ 20,489          131       0.85%    $ 17,526           127        0.96%
  Money market deposits..........................       35,910          560       2.08%      33,265           614        2.46%
  Savings deposits...............................      150,639        2,323       2.06%     104,053         1,887        2.42%
  Certificates of deposit........................       21,454          478       2.97%      22,002           544        3.29%
  Borrowings.....................................       14,566          461       4.22%       9,276           434        6.23%
                                                      --------     --------       ----     --------      --------        ----
Total interest-bearing liabilities...............      243,059        3,953       2.17%     186,123         3,605        2.58%
                                                      --------     --------                --------      --------
Noninterest-bearing liabilities
  Demand deposits................................        8,939                                6,738
  Other liabilities..............................          719                                5,519
Stockholders' equity.............................       15,854                               12,050
                                                      --------                             --------
Total liabilities and stockholders' equity.......     $268,570                             $210,430
                                                      ========                             ========
Net interest income..............................                  $  6,246                              $  4,530
                                                                   ========                              ========
Interest rate spread (1).........................                                 3.09%                                  2.83%
Net yield on interest-earning assets (2).........                                 3.26%                                  3.05%
Ratio of average interest-earning assets to
  average interest-bearing liabilities...........                               108.31%                                109.02%
------------
(1)  Interest rate spread  represents  the  difference  between the avg yield on interest-earning assets and the avg cost of interest-bearing liabilities.
(2)  Net yield on  interest-earning  assets  represents net interest income as a percentage of average interest-earning assets.
(3)  Average yields are computed using  annualized  interest  income and expense for the periods.

RESULTS OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2004

     Net income was $798,000 for the three months ended September 30, 2004, an increase of $340,000 as compared to the same period ended 2003. The increase is primarily due to increases in net interest income and noninterest income of $559,000 and $458,000, respectively, which were offset by increases in noninterest expense and taxes. Basic and diluted earnings per share increased to $.41 and $.38 per share, respectively for the three months period ended September 30, 2004 compared to $.24 and $.23 per share, respectively, for the three month period ended September 30, 2003. All "per share" data has been adjusted for the 20% stock dividend issued in March 2004.

     Net income for the nine month period ended September 30, 2004 was $1,932,000 as compared to $1,113,000 for the same period in 2003. Basic and diluted earnings per share increased to $1.00 and $.93 per share, respectively for the nine months period ended September 30, 2004 compared to $.64 and $.59 per share, respectively, for the nine month period ended September 30, 2003.

     Net interest income for the three months ended September 30, 2004 was $2,299,000 as compared to $1,740,000 for the same period ended 2003. Interest income increased $725,000 for 2004 as compared to the prior year period and was influenced mainly by increases in interest earned on loans receivable of $666,000. The increase in interest income was the result of an increase of $49,351,000 in average balances of interest-earning assets that primarily resulted from a $55,948,000 increase in the average balance of loans receivable. The yield on interest earning assets increased to 5.43% for the three months ended September 30, 2004 from 5.18% for the same period ended 2003 due to increasing interest rates during the quarter. Although there were significant increases in residential real estate lending, the yield on the loans receivable decreased 38 basis points in 2004 as compared to 2003. Year to date, the net interest income was $6,246,000 as compared to $4,530,000 for the same period ended 2003, as the $60,354,000 increase in average balance of interest earning assets was offset by a decrease in yield on these assets of 16 basis points and a decrease in the cost of interest bearing liabilities of 41 basis points.

     Interest expense increased by $166,000 for the three months ended September 30, 2004 as compared to the prior year period and was influenced primarily by an increase in interest expense on deposits as increases in deposit balances were essentially offset by lower rates. This increase was primarily attributable to an increase in the average balance of interest-bearing deposits of $42,718,000. The average balances of savings deposit accounts increased $39,724,000 as a result of customer service, referrals, and marketing efforts and competitive rates of the Nittany Savings product. The cost of funds decreased to 2.13% for the three month period ended September 30, 2004 from 2.33% for the same period ended 2003 as a result of a reduction in market interest rate levels, a decrease in the rates paid on deposits, and a greater use of our Federal Home Loan Bank overnight borrowing capabilities. Interest expense for the nine-month period ended September 30, 2004 increased by $348,000 as lower rates were offset by a $46,586,000 increase in the average balance in the Nittany Savings product.

     As a result of decreases in the average cost of total interest bearing liabilities, the Bank's quarterly net interest margin increased by 37 basis points to 3.47% from 3.10% at September 30, 2003, a period of interest rate volatility. Year to date, the net interest margin has increased by 21 basis points.

     Total noninterest income for the three months ended September 30, 2004 increased $458,000 as compared to the same period ended 2003. Noninterest income items are primarily comprised of service charges and fees on deposit account activity, overdraft privilege fees, along with fee income derived from asset management services and related commissions. Service fees on deposit accounts increased $53,000 and have progressively increased during each quarter as the number of accounts and volume of related transactions have increased. Additionally, for the three-months ended September 30, 2004, commissions and management fees from Vantage and Nittany Asset Management increased by $382,000 over the same period of 2003. Year to date, noninterest income increased to $2,386,000 from $1,222,000 for the same period ended 2003 due primarily to the growth in assets under management at Vantage as well as increased fees on deposit accounts and the overdraft privilege product. Also included in year to date noninterest income is a capital gain of approximately $33,000 on an equity security sold at the holding company.

     Total noninterest expenses increased $550,000 for the three months ended September 30, 2004, as compared to the same period ended 2003. The increase in total noninterest expenses for the current period was primarily related to the larger organization that resulted from the acquisition of Vantage last year as well as the related marketing efforts to increase visibility within the Company's market area, annual merit increases and bonuses given to employees, and data processing expenses. Vantage paid $382,000 of independent investment solicitors' fees for the quarter as compared to $90,000 for the same period in 2003 due to the growth in assets under management. Year to date, noninterest expenses increased to $5,197,000 from $3,576,000 for the same period ended 2003 primarily because of the increase of $561,000 in compensation related expenses and the $735,000 increase in commission expense, mainly at Vantage.

     Income tax expense of $427,000 was recognized in the third quarter of 2004, compared to $206,000 for the same period of 2003. Year to date the income tax expense increased from $554,000 for the nine months ended September 30, 2003 to $1,061,000 for the same period in 2004. All of the Company's operating loss carry-forwards were fully utilized during the 2003 tax year. However, the purchase of approximately $15 million in high quality municipal bonds in 2003 and 2004, and the formation of a Delaware investment company earlier this year, have helped to reduce our effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity management for Nittany is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to Nittany. Both short- and long-term liquidity needs are addressed by maturities, repayments, and sales of investments securities, and loan repayments and maturities. The use of these resources, in conjunction with access to credit, provide the core ingredients for satisfying depositor, borrower, and creditor needs.

     Nittany's  liquid  assets  consist  of  cash  and  cash  equivalents,   and
investment securities classified as available for sale. The level of these assets is dependent on Nittany's operating, investing, and financing activities during any given period. At September 30, 2004, cash and cash equivalents totaled $14.4 million or 4.9% of total assets while investment securities classified as available for sale totaled $2,224,000. Management believes that the liquidity needs of Nittany are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Nittany to meet cash obligations and off-balance sheet commitments as they come due.

     Operating activities provided net cash of $2.9 million for the nine month period ended September 30, 2004, generated principally from net income of $1.9 million. Also contributing to operating activities was provision for loan losses and depreciation, amortization, and accretion of $442,000 and $541,000, respectively.

     Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan originations of $44.2 million for the nine months ended September 30, 2004, as well as investment purchases of $42.3 million for the same time period. Partially offsetting the usage of investment activities is $39.6 million of proceeds from investment security maturities and repayments for the same time period.

     Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, and proceeds from the sale of common stock. During the nine month period ending September 30, 2004, net cash provided by financing activities totaled $44.5 million, principally derived from an increase in deposit accounts in general, and savings deposits specifically. Also contributing to this influx of cash was proceeds from other borrowings of $14.6 million.

     Nittany's primary source of capital has been retained earnings. Historically, Nittany has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure compliance with regulations, but also to ensure capital adequacy for future expansion.

     Management monitors both Nittany's and Nittany Bank's total risk-based, Tier I risk-based and tangible capital ratios in order to assess compliance with regulatory guidelines. At September 30, 2004, both Nittany and Nittany Bank exceeded the minimum risk-based and tangible capital ratio requirements. Nittany's and the Nittany Bank's risk-based, Tier I risk-based, and tangible capital ratios are 11.3%, 9.9% and 5.1% and 13.5%, 12.1% and 6.2%, respectively, at September 30, 2004.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2003

     Asset growth for the period continued to remain strong. Total assets increased $68,928,000 to $248,587,000 at December 31, 2003 from $179,659,000 at
December 31, 2002. Additionally, the growth in assets for the quarter ended December 31, 2003 represented an increase of $9,403,000 from September 30, 2003. Nittany Bank's asset growth was driven by strong growth in the 1-4 family residential loan portfolio, which has been funded by steady increases in deposits.

     Cash and cash equivalents increased $9,101,000 to $14,953,000 at December 31, 2003 as compared to $5,852,000 at December 31, 2002. For the quarter ended December 31, 2003, cash and cash equivalents increased by $8,404,000 from September 30, 2003. The changes in cash and cash equivalents resulted from temporary fluctuations with interest-bearing deposits with other banks due to the timing of customer activity and investments purchased. Nittany's primary depository is the Federal Home Loan Bank of Pittsburgh.

     Investment securities available for sale decreased $1,950,000 to $4,074,000 at December 31, 2003 as compared to $6,024,000 at December 31, 2002. Additionally, investment securities held to maturity increased $886,000 to $39,246,000 at December 31, 2003 from $38,360,000 at December 31, 2002. During the current period, we purchased $48,196,000 of held to maturity securities that were funded by $46,628,000 of proceeds received from principal repayments and maturities of held to maturity securities. Due to the level of taxable earnings, Nittany began purchasing municipal investment securities during 2003. Such securities now account for approximately 35% of the investment portfolio. For the quarter ended December 31, 2003, investment securities available for sale decreased $361,000 and investment securities held to maturity increased $5,043,000 as compared to September 30, 2003.

     For the quarter ended December 31, 2003, loans receivable, net of allowance for loan losses, increased $6,628,000 from September 30, 2003. Of such increase, 1-4 family residential loans increased $4,597,000. Year to date, loans receivable, net of allowance for loan losses, increased $58,488,000 to
$182,743,000 from $124,255,000 at December 31, 2002. The net growth was less than the loans booked because of principal reductions, unadvanced construction loans, and a high level of refinancing activity. The increase in loans receivable resulted from the economic health of our market area and the strategic, service-oriented marketing approach taken by management to meet the lending needs of the area. As of December 31, 2003, we had additional commitments to fund loan demand of $5.1 million of which approximately $1.9 million relates to commercial and commercial real estate.

     The allowance for loans is increased by provisions for loan losses, which is charged against earnings, and is reduced by charge-offs and increased by recoveries. At December 31, 2003, our allowance for loan losses increased
$560,000 to  $1,737,000  from  $1,177,000  at December 31, 2002.  The  increased allowance resulted from a loan loss provision for the year ended December 31, 2003 of $593,000 offset by loan chargeoffs of $36,000 and recoveries of $3,000. For the quarter ended December 31, 2003, we increased the allowance for loan losses by $85,000.

     The additions to the allowance for loan losses are based on growth of residential and commercial loans and upon a further determination by management that it believes is appropriate. Due to our lack of historical experience, management bases its determination upon such factors as the volume and type of loans that we originate, the amount and trends relating to our delinquent and non-performing loans, regulatory policies, general economic conditions and other factors relating to the collectibility of loans in our portfolio. Although we maintain our allowance for loan losses at a level that we consider to be adequate to provide for the inherent risk of loss in our loan portfolio, there can be no assurance that significant additional provisions will not be required in future periods.

     Total deposits increased $64,041,000 to $220,893,000 at December 31, 2003 from $156,852,000 at December 31, 2002. At December 31, 2003, the Nittany Bank savings deposit account added to our deposit base $136,274,000, an increase of $13,717,000 from September 30, 2003. The Nittany Bank savings deposit product is a competitive deposit account with a tiered annual interest rate of 2.25% for balances over $2,500 for the current period. Increases in Nittany Bank's checking and savings products continue to be the primary source of core deposit growth.
                                       43

     Stockholder's equity increased $4,924,000 to $14,828,000 at December 31, 2003 from $9,904,000 at December 31, 2002, as a result of net income of $1,625,000, an increase in accumulative other comprehensive loss of $3,000, and a stock offering of 157,515 shares at $15.50 per share during the year. The net proceeds of the offering were approximately $2.4 million. Also during 2003, Nittany acquired Vantage for 36,000 shares of common stock, which resulted in the recognition of approximately $1.0 million of goodwill. Accumulated other comprehensive loss decreased as a result of changes in the net unrealized loss on investment securities available for sale due to fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive loss could materially fluctuate from period to period depending on economic and interest rate conditions.

RESULTS OF OPERATIONS FOR PERIOD ENDED DECEMBER 31, 2003

     Net income for the three months ended December 31, 2003 increased $211,000 to $512,000 from $301,000 for the same 2002 period. Net income for the year ended December 31, 2003 increased $738,000 to $1,625,000 from $887,000 for the same 2002 period. The increases in net income for both the three month period and year were primarily attributable to strong growth in net interest income. Also contributing to increased earnings was a higher level of noninterest income attributable largely to Vantage, which became a subsidiary of Nittany in January 2003. These increases were more than offset by increases in noninterest expense and income taxes. Basic and diluted earnings per share increased to $1.09 and $1.01 per share for the year ended December 31, 2003 as compared to $.65 and $.60 for year 2002.

     Net interest income for the three months ended December 31, 2003 increased $511,000 to $1,836,000 as compared to $1,325,000 for the same 2002 period.
Interest and dividend income increased $550,000 to $3,084,000 for the three months ended December 31, 2003 from $2,534,000 for the same 2002 year period. Increased interest and dividend income for the current three months ended December 31, 2003 was influenced primarily by increases in interest earned on loans receivable of $628,000. The average yield on interest earning assets increased to 5.12% for the three-months ended December 31, 2003 from 5.11% for the same period ended 2002. The average yield on loans receivable decreased for the three months ended September 30, 2003 by 28 basis points as compared to the same 2002 period. These declines in yields, however, were more than offset by continued strong growth in earning assets. At December 31, 2003, the three month and yearly average balances of interest earning assets were $241,107,000 and $211,030,000, respectively, compared to $229,920,000 and $150,081,000 for the comparable 2002 periods.

     Net interest income for the year ended December 31, 2003 increased $1,962,000 to $6,366,000 from $4,404,000 for the same 2002 period. Interest and dividend income increased $2,323,000 to $11,219,000 for the year ended December 31, 2003 from $8,896,000 for the same 2002 period. The increased interest and dividend income was primarily a result of increases in interest earned on loans receivable of $2,690,000. The average yield on interest earning assets declined to 5.37% for the year ended December 31, 2003 from 5.93% for the same period ended 2002. The significant increase in residential real estate lending was partially offset but the reduction in yield on loans receivable of 87 basis points in 2003 as compared to 2002.

     Interest expense for the three months ended December 31, 2003 increased $39,000 to $1,248,000 from $1,209,000 for the same 2002 period. During this period, there was an increase in the average balance of interest bearing deposits of $10,767,000 while the average cost of funds for interest bearing liabilities held steady at 2.33%. Additionally, the average cost of funds for deposits increased 2 basis points to 2.20% from 2.18% for the current three month period as compared to the same 2002 period.

     Interest expense for the year ended December 31, 2003 increased $360,000 to $4,853,000 from $4,493,000 for the same 2002 period. This increase was caused by an increase in interest expense on deposits of $470,000 offset by a decrease in interest on short term borrowings of $138,000. Average cost of funds for interest bearing liabilities decreased 78 basis points to 2.48% for the year ended December 31, 2003 from 3.26% for the same period ended 2002. Additionally, average cost of funds for deposits decreased 76 basis points for the current year as compared to the same 2002 period.

     For a detailed analysis of interest income and interest expense, see "Average Balance Sheet and Rate/Volume Analysis" below.

     AVERAGE BALANCE SHEET. The following table sets forth certain information for the years ended December 31, 2002 and 2001. The average yield and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively for the periods presented. Average balances are derived from average daily balances.

                                                                          For the Year Ended December 31,
                                                       --------------------------------------------------------------------------
                                                                      2003                                 2002
                                                       ------------------------------------   -----------------------------------
                                                       Average                    Average     Average                    Average
                                                       Balance      Interest     Yield/Cost   Balance     Interest     Yield/Cost
                                                       -------      --------     ----------   -------     --------     ----------
                                                                                 (Dollars in Thousands)
Interest-earning assets:
  Loans receivable..................................  $154,404      $   9,711       6.29%     $ 98,013    $   7,021       7.16%
  Investments securities............................    48,310          1,451       3.23%       41,508        1,743       4.20%
  Interest-bearing deposits with other banks........     8,315             57       0.69%       10,560          133       1.26%
                                                      --------      ---------       ----      --------    ---------       ----
Total interest-earning assets.......................   211,029         11,219       5.37%      150,081        8,896       5.93%
                                                                     --------                             ---------
Noninterest-earning assets..........................     8,467                                   6,576
Allowance for loan losses...........................    (1,435)                                   (900)
                                                      --------                                --------
Total assets........................................  $218,061                                $155,757
                                                      ========                                ========
Interest-bearing liabilities:
  Interest-bearing demand deposits..................  $ 17,726            165       0.93%     $ 13,766          227       1.65%
  Money market deposits.............................    33,819            810       2.40%       19,429          609       3.13%
  Savings deposits..................................   110,070          2,600       2.36%       68,597        2,076       3.03%
  Certificates of deposit...........................    22,087            720       3.26%       21,689          912       4.21%
  Borrowings........................................    11,818            558       4.72%       14,552          668       4.59%
                                                      --------      ---------       ----      --------    ---------       ----
Total interest-bearing liabilities..................   195,520          4,853       2.48%      138,033        4,493       3.25%
                                                      --------      ---------                 --------    ---------
Noninterest-bearing liabilities
  Demand deposits...................................     6,758                                   5,066
  Other liabilities.................................     3,178                                   3,294
Stockholders' equity................................    12,605                                   9,364
                                                      --------                                --------
Total liabilities and stockholders' equity..........  $218,061                                $155,757
                                                      ========                                ========
Net interest income.................................                $   6,366                             $   4,404
                                                                    =========                             =========
Interest rate spread (1)............................                                2.89%                                 2.67%
Net yield on interest-earning assets(2).............                                3.07%                                 2.93%
Ratio of average interest-earning assets to
 average interest-bearing liabilities...............                              107.93%                               108.73%
_________
(1)  Interest rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(2)  Net yield on  interest-earning  assets  represents net interest income as a percentage of average interest-earning assets.

     RATE/VOLUME ANALYSIS. The following table sets forth certain information regarding changes in interest income and interest expense of Nittany Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume  (changes in average  volume  multiplied  by old rate) and
(ii) changes in rate (changes in rate multiplied by old volume). Increases and decreases due to both rate and volume, which cannot be separated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                    Nine Months Ended
                                                       September 30,                       Year Ended December 31,
                                             ------------------------------          ---------------------------------
                                                   2004    vs.     2003                        2003    vs.     2002
                                             ------------------------------          ---------------------------------
                                                    Increase (Decrease)                         Increase (Decrease)
                                                          Due to                                   Due to
                                             ------------------------------          ---------------------------------
                                             Volume       Rate        Total          Volume         Rate         Total
                                             ------       ------      -----          ------         -----        -----
                                                                              (In Thousands)
INTEREST INCOME:
Loans receivable............................  $2,676      $  (654)    $2,022          $3,414       $  (724)     $2,690
Investment securities.......................     (96)         137         41             706          (998)       (292)
Interest-bearing deposits at banks..........       4           (3)         1             (24)          (52)        (76)
                                              ------      -------     ------        --------        ------     -------
  Total interest-income.....................  $2,584      $  (520)    $2,064          $4,096       $(1,774)     $2,322
                                              ======      =======     ======          ======       =======      ======

INTEREST EXPENSE:
Interest-bearing deposits:
 NOW accounts...............................  $ (849)     $   853      $   4         $   121      $   (183)    $   (62)
 Money market accounts......................      45          (99)       (54)            295           (94)        201
 Savings accounts...........................     753         (317)       436             822          (299)        523
 Certificates of deposit....................     (16)         (50)       (66)             17          (209)       (192)
                                              ------      -------     ------        --------        ------     -------
Total interest-bearing deposits.............  $  (67)     $   387     $  320          $1,255       $  (785)    $   470
 Borrowings.................................     195         (168)        27            (130)           20        (110)
                                              ------      -------     ------        --------         -----     -------
   Total interest expense...................  $  128      $   219     $  347          $1,125       $  (765)     $  360
                                              ======      =======     ======          ======       =======      ======

Increase (decrease) in net interest income..  $2,456      $  (739)    $1,717          $2,971       $(1,009)     $1,962
                                              ======      =======     ======          ======       =======-     ======
---------
(1)  The  portion  of the total  change  attributable  to both  volume  and rate changes  during the year has been  allocated to volume and rate  components based upon the absolute dollar amount of the change in each component prior to allocation.

     Total noninterest income increased $432,000 and $1,215,000, respectively for the three month and year ending December 31, 2003. Noninterest income is primarily comprised of service charges and fees on deposit account activity, along with fee income derived from asset management services and related commissions. Vantage contributed the majority of the increase during the year. Note that Vantage was acquired on January 1, 2003 and therefore, did not contribute to earnings in the 2002 period.

     Total noninterest expenses increased $685,000 and $1,973,000 for the three months and year ended December 31, 2003 as compared to the same periods ended 2002. The increase in total noninterest expenses for both periods was related to operating a larger organization which resulted from the acquisition of Vantage, marketing efforts to increase visibility, and higher data processing fees caused by the growing number of loan and deposit accounts. Salary and benefits costs increased in connection with the acquisition of Vantage as three full-time staff were hired. In addition, a supplemental retirement plan was implemented for certain members of senior management that resulted in an additional expense of approximately $47,000 for 2003. For the year ended December 31, 2003, Vantage and Nittany Asset Management operations contributed approximately $672,000 of total noninterest expense.

     For the three month and year ended December 31, 2003, Nittany incurred income tax expense of $273,000 and $828,000 respectively, compared to $179,000 and $412,000, respectively, for the three month and year ended December 31, 2002. The higher income tax expense during 2003 periods reflects Nittany's increased earnings during 2003 plus the use of remaining loss carryforwards in 2002. Nittany's effective tax rate for the year ended December 31, 2003 was 34% compared to 32% for the 2002 period.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity management for Nittany is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to Nittany. Both short- and long-term liquidity needs are addressed by maturities, repayments, and sales of investments securities, and loan repayments and maturities. The use of these resources, in conjunction with access to credit, provide the core ingredients for satisfying depositor, borrower, and creditor needs.

     Nittany's  liquid  assets  consist  of  cash  and  cash  equivalents,   and
investment securities classified as available for sale. The level of these assets is dependent on Nittany's operating, investing, and financing activities during any given period. At December 31, 2003, cash and cash equivalents totaled $15.0 million or 6.0% of total assets while investment securities classified as available for sale totaled $4.1 million or 1.6% of total assets. Management believes that the liquidity needs of Nittany are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Nittany to meet cash obligations and off-balance sheet commitments as they come due.

     Operating activities provided net cash of $2.2 million and $2.1 million for 2003 and 2002, respectively, generated principally from net income of $1.6 million and $900,000 in each of these respective periods. Also contributing to operating activities was the provision for loan losses and the annual depreciation, amortization, and accretion of $593,000 and $973,000 for 2003 and $543,000 and $564,000 for 2002.

     Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan originations of $59.1 million and $51.0 million for 2003 and 2002, respectively, as well as investment purchases of $48.2 million and $40.2 million for 2003 and 2002, respectively. Partially offsetting the usage of investment activities is $48.5 million and $36.5 million of proceeds from investment security maturities and repayments for 2003 and 2002, respectively.

     Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, and proceeds from the sale of common stock. During 2003, net cash provided by financing activities totaled $67.2 million, principally derived from an increase in deposit accounts, particularly savings deposits. Also contributing to this influx of cash was proceeds from other borrowings of $2.5 million and proceeds from the sale of common stock of $2.4 million. Partially offsetting these amounts was $2.1 million of repayments of borrowed funds in 2003. During 2002, net cash provided by financing activities totaled $53.6 million, principally derived from an increase in deposit accounts, and savings deposits specifically. Offsetting this amount was the net repayment of borrowed funds of $4.8 million.

     Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on Nittany's commitment to make loans, as well as management's assessment of Nittany's ability to generate funds. Nittany anticipates that it will have sufficient liquidity to satisfy estimated short-term and long-term funding needs.

     Nittany's primary source of capital has been retained earnings. Historically, Nittany has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure compliance with regulations, but also to ensure capital adequacy for future expansion.

     Nittany  is  subject  to  federal  regulations   imposing  minimum  capital
requirements. Management monitors both Nittany's and Nittany Bank's Total risk-based, Tier I risk-based and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2003, Nittany's and Nittany Bank's Total risk-based, Tier I risk-based and Tier I leverage ratios were 11.2%, 9.9%, and 5.3%, and 12.8%, 11.6%, and 6.2%, respectively.

OFF BALANCE SHEET ARRANGEMENTS

     In the normal course of business, Nittany makes various commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. Nittany's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Nittany minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

THE OFF-BALANCE SHEET COMMITMENTS COMPRISES THE FOLLOWING:

                                                   2003             2002
                                                  ------          -------
         Commitments to extend credit:
            Fixed rate                            $  673          $ 2,511
            Variable rate                          3,255           11,250
                                                  ------          -------
                                                   3,928           13,761
         Letters of credit                         1,170                -
                                                  ------          -------
              Total                               $5,098          $13,761
                                                  ======          =======

     The range of interest rates on fixed rate loan commitments was 5.85 percent to 6.75 percent at December 31, 2003.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consist of undisbursed residential construction loans, available commercial and personal lines of credit, and loans approved but not yet funded. Fees from the issuance of the credit lines are generally recognized over the period of maturity.

     Standby letters of credit are conditional commitments issued by Nittany to guarantee the performance of a customer to a third party. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. For secured letters of credit, the collateral is typically bank deposit instruments or customer business assets.

     Nittany is committed under three noncancelable operating leases for Nittany Bank's office facilities with remaining terms through 2008. At December 31, 2003, the minimum rental commitments under these leases are as follows:

                           (In Thousands)
              2004                         $  239
              2005                            239
              2006                            239
              2007                            192
              2008                            144
                                           ------
                   Total                   $1,053
                                           ======

     Occupancy and equipment expenses include rental expenditures of $221,000 and $144,000 for 2003 and 2002, respectively.

IMPACT OF NEW ACCOUNTING STANDARDS

     In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No.149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. The guidance should be applied prospectively. The provisions of this statement that relate to FAS No. 133, Implementation Issues, that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after September 30, 2003. The adoption of this statement did not have a material effect on Nittany's financial position or results of operations.

     In December 2003, the FASB issued a revision to Interpretation 46, Consolidation of Variable Interest Entities, which established standards for identifying a variable interest entity ("VIE") and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this Interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this Interpretation to all other types of VIEs at the end of the first reporting period ending after December 15, 2004. The adoption of this Interpretation has not and is not expected to have a material effect on Nittany's financial position or results of operations.

                                   REGULATION

     Set forth below is a brief description of certain laws which relate to the regulation of Nittany and Nittany Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

REGULATION OF NITTANY

     GENERAL. Nittany is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, Nittany is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Nittany and its non-savings association subsidiaries, should such subsidiaries be formed, which authority also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. This regulation and oversight is intended primarily for the protection of the depositors of Nittany Bank and not for the benefit of stockholders of Nittany.

     As a unitary savings and loan holding company, Nittany generally is not subject to any restrictions on its business activities. While the Gramm-Leach-Bliley Act (the "GLB Act") terminated the "unitary thrift holding company" exemption from activity restrictions on a prospective basis, Nittany enjoys grandfathered status under this provision of the GLB Act because it acquired Nittany Bank prior to May 4, 2000. As a result, Nittany's freedom from activity restrictions as a unitary savings and loan holding company was not affected by the GLB Act. However, if Nittany were to acquire control of an additional savings association, its business activities would be subject to restriction under the Home Owners' Loan Act. Furthermore, if Nittany were in the future to sell control of Nittany Bank to any other company, such company would not succeed to Nittany's grandfathered status under the GLB Act and would be subject to the same activity restrictions. The continuation of Nittany's exemption from restrictions on business activities as a unitary savings and loan holding company is also subject to Nittany's continued compliance with the Qualified Thrift Lender ("QTL") test. See "- Regulation of Nittany Bank - Qualified Thrift Lender Test."

     RECENT LEGISLATION TO CURTAIL CORPORATE ACCOUNTING IRREGULARITIES. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"). The Securities and Exchange Commission (the "SEC") has promulgated certain regulations pursuant to the Act and will continue to propose additional implementing or clarifying regulations as necessary in furtherance of the Act. The passage of the Act and the regulations implemented by the SEC subject publicly-traded companies to additional and more cumbersome reporting regulations and disclosure. Compliance with the Act and corresponding regulations may increase Nittany's expenses.

REGULATION OF NITTANY BANK

     GENERAL. Set forth below is a brief description of certain laws that relate to the regulation of Nittany Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations. As a federally chartered, SAIF-insured savings association, Nittany Bank is subject to extensive regulation by the OTS and the Federal Deposit Insurance Corporation ("FDIC"). Lending activities and other investments must comply with various federal statutory and regulatory requirements. Nittany Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board.

     The OTS regularly examines Nittany Bank and prepares reports for the consideration of Nittany Bank's Board of Directors on any deficiencies that are found in Nittany Bank's operations. Nittany Bank's relationship with its depositors and borrowers is also regulated to a great extent by federal and state law, especially in such matters as the ownership of savings accounts and the form and content of Nittany Bank's mortgage documents.


     Nittany Bank must file reports with the OTS concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other
savings   institutions.   This   regulation   and   supervision   establishes  a
comprehensive
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framework  of  activities  in which an  institution  can engage and is  intended primarily  for  the  protection  of the  SAIF  and  depositors.  The  regulatory
structure  also  gives  the  regulatory   authorities  extensive  discretion  in
connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

     INSURANCE OF DEPOSIT ACCOUNTS. The deposit accounts held by Nittany Bank are insured by the SAIF to a maximum of $100,000 for each insured member (as defined by law and regulation). Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution's primary regulator.

     Nittany Bank is required to pay insurance premiums based on a percentage of its insured deposits to the FDIC for insurance of its deposits by the SAIF. Under the risk-based system established by the FDIC for setting deposit insurance premiums, for the first six months of 2004, the insurance assessment rates for SAIF-member institutions is from 0% to .27% of insured deposits on an annualized basis, with the assessment rate for most savings institutions set at 0%. Nittany Bank currently qualifies for the lowest assessment rate under the risk-based assessment system and, accordingly, did not pay any deposit insurance assessments during the past fiscal year.

     In addition, all FDIC-insured institutions are required through 2017 to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize the predecessor to the SAIF. For calendar 2003, the average annual assessment rate was .0155% of insured deposits.

     LOANS TO ONE BORROWER. A savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the associations's unimpaired capital and surplus. An additional amount may be lent, equal to 10% of the unimpaired capital and surplus, under certain circumstances. At September 30, 2004, Nittany's lending limit for loans to one borrower was approximately $2.7 million and Nittany had no outstanding commitments that exceeded the loans to one borrower limit at the time originated or committed.

     REGULATORY CAPITAL REQUIREMENTS. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) core capital equal to at least 3% of total adjusted assets for savings institutions that receive the highest supervisory rating for safety and soundness and 4% of total adjusted assets for all other thrifts, and (3) risk-based capital equal to 8% of total risk-weighted assets. At September 30, 2004, Nittany Bank was in compliance with its regulatory capital requirements.

     For purposes of the OTS capital regulations, tangible capital is defined as core capital less all intangible assets, except for certain mortgage servicing rights, and less certain investments. Core, or Tier 1, capital is defined as common stockholders' equity, noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, certain nonwithdrawable accounts and pledged

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deposits of mutual savings  associations  and qualifying  supervisory  goodwill, less nonqualifying intangible assets, certain mortgage servicing rights and certain investments.

     The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital of 8% of risk-weighted assets. Risk-based capital equals the sum of core and supplementary capital. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on equity securities. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

     In addition to the above regulatory capital requirements, the OTS's prompt corrective action regulation classifies savings associations by capital levels and provides that the OTS will take various corrective actions, including imposing significant operational restrictions, against any thrift that fails to meet the regulation's capital standards. Under this regulation, a "well capitalized" savings association is one that has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a leverage capital ratio of 5%, and is not subject to any capital order or directive. A thrift is deemed "adequately capitalized" category if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4%, and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," depending on their capital levels. A thrift that falls within any of the three undercapitalized categories is subject to severe regulatory sanctions under the prompt corrective action regulation. At September 30, 2004, Nittany Bank was classified as "well capitalized."

     DIVIDEND AND OTHER CAPITAL DISTRIBUTION LIMITATIONS. The OTS imposes various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends.

     A savings association, such as Nittany Bank, that is a subsidiary of a savings and loan holding company must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met:
(1) they are eligible for expedited treatment under OTS regulations, (2) they would remain adequately capitalized after the distribution, (3) the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years, and (4) the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations. Any other situation would require an application to the OTS.

     The OTS may disapprove an application or notice if the proposed capital distribution would: (i) make the savings association undercapitalized, significantly undercapitalized, or critically undercapitalized; (ii) raise safety or soundness concerns; or (iii) violate a statue, regulation, or agreement with the OTS (or with the FDIC), or a condition imposed in an OTS-approved application or notice. Further, a federal savings association, like Nittany Bank, cannot distribute regulatory capital that is needed for its liquidation account.

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     QUALIFIED THRIFT LENDER TEST. Federal savings institutions must meet one of two Qualified Thrift Lender ("QTL") tests. To qualify as a QTL, a savings institution must either (i) be deemed a "domestic building and loan association" under the Internal Revenue Code by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans and investments in premises of the institution or (ii) satisfy the statutory QTL test set forth in the Home Owner's Loan Act by maintaining at least 65% of its "portfolio assets" in certain"Qualified Thrift Investments". Qualified thrift investments consist primarily of an institution's residential mortgage loans and other loans and investments relating to residential real estate and manufactured housing and also include student, credit card and small business loans, stock issued by a Federal Home Loan Bank, the FreddieMac and the FannieMae, and other enumerated assets. For purposes of the statutory QTL test, portfolio assets are defined as total assets minus intangible assets, property used by the institution in conducting its business, and liquid assets equal to 10% of total assets. A savings institution must maintain its status as a QTL on a monthly basis in at least nine out of every 12 months. A failure to qualify as a QTL would result in a number of sanctions, including certain operating restrictions. At September 30, 2004, Nittany Bank was in compliance with its QTL requirement, with 72% of its assets invested in Qualified Thrift Investments.

     FEDERAL HOME LOAN BANK SYSTEM. Nittany Bank is a member of the FHLB of Pittsburgh which is one of 12 regional FHLBs that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB.

     As a member, Nittany Bank is required to purchase and maintain stock in the FHLB of Pittsburgh in an amount based on maximum borrowing capacity as determined by FHLB and Nittany Bank's advances from the FHLB. At September 30, 2004, Nittany Bank was in compliance with this requirement.

     FEDERAL RESERVE SYSTEM. The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy the liquidity requirements that are imposed by the OTS. At September 30, 2004, Nittany Bank was in compliance with these Federal Reserve Board requirements.

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

                                   MANAGEMENT

     The following sets forth information with respect to Nittany and Nittany Bank's directors and executive officers.

BOARD OF DIRECTORS

     DAVID K. GOODMAN,  JR., 51, is the President and Chief Executive Officer of
D. C. Goodman & Sons, Inc., a Huntingdon based contracting firm. The firm specializes in construction for industry, institutions, and commercial customers in the fields of fire protection sprinkler systems, mechanical, and electrical contracting. Mr. Goodman is a member of the board of directors of Huntingdon County United Way, Huntingdon County Business & Industry Council and is an emeritus member of the board of directors of J. C. Blair Memorial Hospital. He is also a Trustee of Juniata College. Mr. Goodman received his education at Juniata College and holds numerous professional memberships in fire protection and contracting organizations.

     WILLIAM A. JAFFE, 66, is the President and owner of The Jaffe Group, a Human Resource Consultancy, headquartered in State College, Pennsylvania, which he established in January 1996. Previously, he was Compensation and Human Resource Practice Leader for the Mid-Atlantic Region of Alexander & Alexander Consulting Group and a Vice President of Towers Perrin. Mr. Jaffe received his Bachelor of Arts degree in journalism from Penn State University and Master of Science degree in Management from the University of Illinois. He is past President of The Mount Nittany Conservancy, President of the Penn State College of Communications Alumni Society, and is the past chair of the Penn State Hillel Foundation. He is a member of the executive committee and board of directors of the Chamber of Business and Industry of Centre County; and, as a community volunteer, serves on the boards of the Centre County Community Foundation, Centre County United Way, Pennsylvania Centre Stage, Penn State All Sports Museum and Knight Foundation's State College Community Advisory Board. Additionally, Mr. Jaffe served as an adjunct associate professor at The George Washington University from 1991 to 1995, and is currently an adjunct lecturer in management at Penn State. In 1996, Mr. Jaffe was named a Penn State Alumni Fellow.

     DONALD J. MUSSO, 45, is the founder of FinPro, Inc., a consulting and investment banking firm which specializes in providing advisory services nationally to the financial institutions industry. Mr. Musso has a Bachelor of Science in Finance from Villanova University and an MBA in Finance from Fairleigh Dickinson University. Mr. Musso's corporation has represented hundreds of financial institutions nationally in connection with business plans, appraisals, asset liability management, mergers and acquisitions, branch acquisitions and de novo financial institutions. Prior to establishing FinPro, he had direct industry experience, having managed the Corporate Planning and Mergers and Acquisitions departments for Meritor Financial Group, a $20 billion dollar institution in Philadelphia. Prior to that, he was responsible for the banking, thrift and real estate consulting practice in New Jersey for DeLoitte, Haskins and Sells. Mr. Musso is an instructor of strategic planning and mergers and acquisitions for the Stonier Graduate School of Banking. He also teaches planning at the Graduate School of Banking at Colorado and provides director training for several state organizations.

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     SAMUEL J.  MALIZIA,  50, is the  Chairman  of the Board and  co-founder  of
Nittany and Nittany Bank. Mr. Malizia is a founding partner of the law firm of Malizia Spidi & Fisch, PC, a law firm with offices in Washington, DC and State College, Pennsylvania. For over 23 years, Mr. Malizia has specialized in transactional, securities and regulatory matters for financial institutions and related entities. He received a Bachelor of Science Degree with Distinction in accounting from the Pennsylvania State University and a Juris Doctor Degree from the George Washington University. He served as Attorney Advisor to Special Trial Judge Francis Cantrel at the United States Tax Court and attended the Masters of Law in Taxation program at the Georgetown University where he was associate editor of the Tax Lawyer. He is a member of the Pennsylvania and District of Columbia bars, the U.S. Tax Court, U.S. Claims Court, U.S. Court of Appeals for the District of Columbia and a member of the Federal Bar Association and American Bar Association. He is an alumnus of several Penn State University's organizations, including Lions Paw, Skull and Bones Honor Society, Beta Alpha Psi and Omicron Delta Kappa. He is a member of the board of directors of Mercer Insurance Group, Inc. and Mercer Mutual Insurance Company. He has also served on the board of directors of the Lions Paw Alumni Society, the Mount Nittany Conservancy and the Centre County Theatre for the Performing Arts. Mr. Malizia is also an active member of Our Lady of Victory Catholic Church in State College, Pennsylvania, where he coaches the OLV school football teams.

     DAVID Z. RICHARDS, JR., 44, is one of the founders of Nittany and Nittany Bank and serves as President and Chief Executive Officer of both entities. Richards began his community banking career in 1977, working part time at the First National Bank of Danville, PA during high school and college. He continued with the bank upon graduation from Susquehanna University with a BS in Finance in 1982 and served the bank in various capacities, including Vice President and Financial Officer. While at the Danville bank, Richards helped to pioneer many new innovations such as the bi-weekly mortgage and began one of the nation's first discount brokerage operations in a community bank. In 1986, Richards became the youngest graduate of the ABA's Stonier Graduate School of Banking. In 1990, he joined the 118 year old Mifflinburg Bank and Trust Company, Mifflinburg, PA ($90 million in assets). As President and CEO of Mifflinburg Bank, the company enjoyed strong growth to approximately $200 million in assets when he left to start Nittany Bank in 1997. Richards has served and chaired various committees for both the Pennsylvania Bankers Association (PBA) and the American Bankers Association (ABA). Currently he is a member of the FURST Board of Directors for the Kirchman Corporation and the Enterprise Technology Alliance board of directors, a multi-bank owned data processing consortium. He is active in a number of local charitable organizations, including serving as treasurer of the State College Area YMCA and resides in State College.

     J. GARRY MCSHEA, 50, has been owner and founder of the J.G. McShea Construction Company, Boalsburg, Pennsylvania since 1978. McShea Construction specializes in custom home construction, remodeling projects, commercial/residential rental properties and land development. Prior to this, Mr. McShea was employed by Certain Teed Corporation, Valley Forge, Pennsylvania, as a Residential Building Material Specialist. Mr. McShea is a past President and 25 year member of the Builders Association of Central Pennsylvania. He is a Director of the Tussey Mountain Ski Corporation and served on the Harris Township Planning Commission. Mr. McShea received a Bachelor of Science Degree in Marketing from the Pennsylvania State University College of Business.

     D. MICHAEL TAYLOR, 63, is an architect, real estate developer and entrepreneur, who has resided in the State College area for 33 years. Mr. Taylor has a Bachelor of Architecture degree from Kansas State University. Upon graduation, he spent six years in commercial architecture for Phillips Petroleum Company and several years working directly in the construction business.

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From 1978 to 1988 Mr.  Taylor was part owner of  Whitehill  Lighting  and Supply
Company and Village Hardware located in State College. From 1988 to present Mr. Taylor has specialized in the design, construction and rental of several office buildings in the State College area.

EXECUTIVE OFFICERS

     RICHARD C. BARRICKMAN, 53, was appointed Senior Vice President of Nittany and Nittany Bank upon completion of the formation of Nittany Bank on October 23, 1998. Mr. Barrickman was employed by PNC Bank, N.A. ("PNC") and its predecessors through mergers. Prior to merger with PNC and its predecessors in 1982, Mr. Barrickman was the President of Mt. Nittany Savings and Loan Association. Mr. Barrickman is a native of State College, Pennsylvania.

     JOHN E. ARRINGTON, 40, was appointed Vice President of Nittany and Vice President of Retail Banking upon completion of the formation of Nittany Bank on October 23, 1998. He is also President of Nittany Asset Management, Inc. Previously, Mr. Arrington was employed by PNC and its predecessors, serving in a variety of capacities, most recently as Vice President. Mr. Arrington is active in youth sports programs and serves on the board of several local non-profit agencies.

         GARY M. BRADLEY, 53, joined Nittany in February 2002 and serves as the Chief Accounting Officer. Prior to joining Nittany Financial, he was employed as a Vice President and Auditor of Promistar Financial Corporation. He is a Certified Public Accountant licensed in the State of Pennsylvania and a Certified Bank Auditor. He is chairman of the Cresson Township Municipal Authority, treasurer of the Allegheny Highlands Regional Theatre, and a trustee board member of the Cresson Public Library.

COMMUNITY ADVISORY BOARD OF DIRECTORS:

     Nittany Bank has created a Community Advisory Board of Directors to help evaluate the needs of the community and to solicit ideas and comments from the business community and general populous. The members of the Community Advisory Board are selected on a yearly basis and meet at least every calendar quarter. The Community Advisory Board serves by an appointment from the Board of Directors of the Bank. Set forth below are the names of the members of the Community Advisory Board along with a brief description of their occupation. Beginning in November 2003, members of the Community Advisory Board received $100 per meeting attended.

     CRAIG AVEDESIAN is the President and part-owner of Federal Carbide Co. located in Tyrone, Pennsylvania. Mr. Avedesian is a resident of State College, Pennsylvania.

     D. PATRICK DAUGHERTY is the owner of the Tavern Restaurant located in State College, Pennsylvania.

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     DR. RICHARD  DOERFLER is in private  practice as an  orthodontist  in State
College, Pennsylvania. He is also an Associate Professor in the Department of Orthodontics at the University of Pittsburgh's School of Dental Medicine. Dr. Doerfler is a resident of State College, Pennsylvania.

     KELLY GRIMES is the President of five Wendy's restaurants headquartered in State College, Pennsylvania. Ms. Grimes is a resident of State College, Pennsylvania.

     CHRISTOPHER KUNES is the owner of Christopher Kunes General Contractor, State College, Pennsylvania.

     JAMES MEISTER recently retired as a Special Assistant to the Athletic Director of the Pennsylvania State University, State College, Pennsylvania. He also is a retired vice president of ALCOA. Mr. Meister is a resident of State College, Pennsylvania.

     LORI PACCHIOLI is a freelance marketing/public relations consultant working from her home in State College while raising a toddler. She is the former director of Outreach/Marketing for Penn State Public Broadcasting. For ten years prior, Ms. Pacchioli was the Director of Public Relations for Brookline Village.

     ANNE RILEY, State College, Pennsylvania, is an English teacher. She is a Penn State Trustee and a past president of the Penn State Alumni Association. In the College of Communications she serves as chair of the Board of Visitors for the new center for Sports Journalism. She also serves on the boards of the State College YMCA, the Mt. Nittany Conservancy and the Renaissance Fund.

     RICHARD SHORE is Senior Vice President of Development for Tele-Media Corporation of Delaware, Pleasant Gap, Pennsylvania. Mr. Shore is also a member of the State College Area School District Community Advisory Board of Finance. Mr. Shore resides in State College, Pennsylvania.

     DONN WAGNER is President of Alleghenies Analysis, Boalsburg, Pennsylvania. Mr. Wagner is a resident of Boalsburg, Pennsylvania.

     WILLIAM UPDEGRAFF is the owner of Updegraff & Updegraff, an accounting firm located in State College, Pennsylvania. Mr. Updegraff is a resident of Harris Township, Pennsylvania.

     NEIL HERLOCHER is President of Herlocher Foods, Inc., State College, Pennsylvania. Mr. Herlocher resides in State College, Pennsylvania.

     CHARLES F. WILD is a partner in the firm of R.H. Marcon, Inc., State College, Pennsylvania. He also holds the position of Secretary/Treasurer of the Marcon Corp. Mr. Wild is a resident of State College, Pennsylvania.

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     DENNIS  J.  RALLIS is the owner of the  Lion's  Den and Old State  Clothing
Company located in State College, Pennsylvania. He is a partner of Nittany Embroidery & Digitizing, Inc., Pleasant Gap, Pennsylvania. Mr. Rallis resides in Centre Hall, Pennsylvania.

     PHILIP BOSAK is President of Bosak Construction, Inc., Centre Hall, Pennsylvania. Mr. Bosak is a resident of Centre Hall, Pennsylvania.

     JAY LUTZ is President of Preferred Staffing Solutions in State College, Pennsylvania. Mr. Lutz is a resident of State College, Pennsylvania.

DIRECTOR COMPENSATION

     Each director is paid an annual retainer of $10,000 per year plus $100 for each committee meeting attended except for the Chairman of the Board who has requested Nittany to donate his fees to local charities. Nittany Bank paid a total of $59,300 in directors' fees for the year ended December 31, 2003. Nittany does not pay any additional compensation for membership on its Board of Directors.

OPTION PLAN

     Under the 1998 stock option plan, as amended (the "Option Plan"), which was approved by shareholders on May 24, 1999, each director was granted stock options. During fiscal 2001, under the Option Plan, each non-employee director was awarded additional stock options to purchase 10,692 shares of common stock, exercisable at the rate of 25% per year beginning on October 25, 2001. Messrs. Richards, Barrickman and Arrington were each granted stock options to purchase 19,800 shares of common stock, exercisable at the rate of 20% per year beginning on October 25, 2001. Mr. Lamb was granted stock options to purchase 13,464 shares of common stock, exercisable at the rate of 20% per year beginning on October 25, 2001.

EXECUTIVE OFFICER COMPENSATION

     Nittany has no full time employees, but relies on the employees of Nittany Bank for the limited services. All compensation paid to officers and employees is paid by Nittany Bank.

     SUMMARY COMPENSATION TABLE. The following table sets forth the cash and non-cash compensation awarded to or earned by the chief executive officer and each executive officer of Nittany who received total cash compensation in excess of $100,000. No other executive officer of either Nittany Bank or Nittany had a salary and bonus that exceeded $100,000 for services rendered for the years presented.

                                                                                    Long Term
                                                                               Compensation Awards
                                                       Annual Compensation         Securities
Name and                                    Fiscal   ----------------------        Underlying            Other
Principal Position                           Year    Salary($)     Bonus($)      Options(#)(1)        Compensation
------------------                           ----    ---------     --------      -------------        ------------
David Z. Richards, Jr.                       2003        138,000    53,544              --             25,041(2)(3)
President and Chief Executive Officer        2002        118,000    56,875              --              4,056(4)
                                             2001        112,500    40,725          19,800              2,153(5)

Richard C. Barrickman                        2003         88,000    34,144              --             15,968(2)(3)
Senior Vice President                        2002         83,250    40,216              --              2,654(4)
                                             2001         80,000    28,000          19,800              2,072(5)

John E. Arrington                            2003         74,500    28,906              --             13,518(2)(3)
Vice President                               2002         70,000    33,740              --              2,406(4)
                                             2001         65,000    23,530          19,800              1,760(5)

Scott R. Lamb                                2003         74,500    28,906              --              2,980(3)
Vice President                               2002         71,500    26,169              --              1,192(4)
                                             2001         70,000     7,420          13,464                 --
----------------------
(1)  See "-- Stock Awards."
(2)  At December  31, 2003  includes  $21,418,  $13,658,  and $11,562 of accrued benefits under the SERP.
(3)  At  December  31,  2003  includes  $3,623,  $2,310,  $1,956,  and $2,980 of matching contributions under Nittany Bank's 401(k) Plan.
(4)  At  December  31,  2002  includes  $4,056,  $2,654,  $2,406,  and $1,192 of matching contributions under Nittany Bank's 401(k) Plan.
(5)  At December 31, 2001 includes $2,153,  $2,072,  $1,760,  and $0 of matching contributions under Nittany Bank's 401(k) Plan.

     EMPLOYMENT AGREEMENT. Nittany Bank and Nittany entered into separate employment agreements with Messrs. Richards, Barrickman and Arrington, respectively (the "Agreements"). The Agreements each have a term of three, two and one years, respectively, and may be renewed annually by the Board of Directors upon a determination of satisfactory performance within the Board's sole discretion. If Messrs. Richards, Barrickman and Arrington should become disabled during the term of the Agreements, each shall continue to receive payment of 80% of the base salary for a period of 3 months and 50% of such base salary for a period of 12 months, but not exceeding the remaining term of the Agreements. Such payments shall be reduced by any other benefit payments made under other disability programs in effect for Nittany Bank's employees. Under the Agreements, Messrs. Richards, Barrickman and Arrington may be terminated for "just cause" as defined in the Agreements. If Messrs. Richards, Barrickman or Arrington are terminated without just cause, each will be entitled to a continuation of his salary from the date of termination through the remaining term of his agreement. The Agreements contain a provision stating that in the event of the termination of employment in connection with a change in control of Nittany or Nittany Bank, Messrs. Richards, Barrickman and Arrington will be paid a lump sum amount equal to 2.99, two, and one times, respectively, their five year average annual taxable compensation. If such payments had been made under the Agreements as of December 31, 2003, such payments for Messrs. Richards, Barrickman and Arrington would have equaled approximately $412,530, $192,445, and $77,739, respectively.

     CHANGE IN CONTROL SEVERANCE AGREEMENT. Nittany Bank has entered into a change in control severance agreement with Scott Lamb. The Agreement has a term of three years, and may be renewed annually by the Board of Directors upon a determination of satisfactory performance within Nittany Bank's sole discretion. If Mr. Lamb's employment is terminated in connection with a change in control of Nittany or Nittany Bank, Mr. Lamb will be paid twelve times his monthly base salary. If such payment had been made under the Agreement as of December 31, 2003, Mr. Lamb would have received $74,500.

     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. Nittany Bank has adopted a Supplemental Executive Retirement Plan ("SERP") for the benefit of David Z. Richards, Jr., Richard C. Barrickman and John E. Arrington. Nittany Bank makes an annual accrual equal to not less than ten percent of the annual bonus award under the Nittany Bank Bonus Plan. In addition, Nittany Bank will contribute an additional accrual each year equal to the interest rate payable on the 10-year Treasury bond, as adjusted quarterly. Further, Nittany Bank may within its discretion elect to make an additional contribution to the participant's account. For 2003, Nittany Bank made an additional contribution equal to 400% of the participant's deferral. The additional contribution made by Nittany Bank vests over a five-year period beginning on the one-year anniversary of such contribution. The accumulated deferred compensation account for each participant will be payable to such participant at any time following the retirement at age 65, early retirement at age 60, disability, death or termination of employment following a change in control of Nittany Bank or Nittany.

     STOCK AWARDS. The following table sets forth information concerning previously awarded stock options pursuant to the Option Plan to the named executive officers in the Summary Compensation Table and the year end value of such outstanding options. There were no additional grants of options to the named executive officers during fiscal year 2003. No stock appreciation rights are authorized under the Option Plan.

                  Aggregated Option Exercises in Last Fiscal Year, and FY-End Option Values
                  -------------------------------------------------------------------------

                                                                 Number of Securities
                                                                Underlying Unexercised        Value of Unexercised
                                                                      Options at              In-The-Money Options
                           Shares Acquired        Value               FY-End(#)                   at FY-End($)
          Name             on Exercise(#)      Realized($)    Exercisable/Unexercisable    Exercisable/Unexercisable
          ----             ---------------     -----------    -------------------------    -------------------------

David Z. Richards, Jr.         29,040(1)        344,414(1)                 --/--                   --/--

Richard C. Barrickman              --               --                 12,196/--              140,864/--(2)

John E. Arrington                  --               --                 10,454/--              120,744/--(2)

Scott R. Lamb                      --               --                     --/--                   --/--

----------
(1)  Such  options  were  exercised  on October  28, 2003 and do not reflect the stock dividend paid on March 31, 2004.
(2)  Based  upon an  exercise  price of $5.74 per share and  estimated  price of
     $17.29 at December 31, 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Based upon the records of Nittany's transfer agent, the following table sets forth, as of September 30, 2004, persons or groups who own more than 5% of the common stock, all directors of Nittany, the named executive officers, and the ownership of all executive officers and directors of Nittany as a group. All share amounts in the table below were adjusted for stock dividends. Other than as noted below, management knows of no person or group that owns more than 5% of the outstanding shares of common stock at that date. Our directors and executive officers intend to purchase at approximately 15,500 shares in the offering. However, they reserve the right to significantly increase or decrease the number of shares they plan to purchase. Shares intended to be purchased are not included in the table below. Assuming 15,500 shares are purchased by directors and executive officers and that a total of approximately 2,252,144 shares of our common stock are outstanding (including 203,850 vested stock options), 948,113 shares or 42.1% of the common stock outstanding (assuming 115,000 shares are sold in this offering resulting in 2,048,294 shares outstanding), is expected to be beneficially owned by our directors and executive officers following this offering.

                                                           Before Offering
                                                           ---------------
                                                                        Percentage of
                                               Amount and Nature          Shares of
                                                 of Beneficial          Common Stock
         Name of Beneficial Owner                Ownership (1)           Outstanding
         ------------------------                -------------           -----------
David K. Goodman, Jr.(2)                           180,432                     9.3%
William A. Jaffe                                    39,712                     2.0
Samuel J. Malizia(2)                               237,671                    12.0
J. Garry McShea(2)                                 175,368                     9.1
Donald J. Musso(2)                                 109,975                     5.6
David Z. Richards, Jr.                              63,625                     3.3
D. Michael Taylor                                   43,253                     2.2
Richard C. Barrickman                               41,232                     2.1
John E. Arrington                                   39,617                     2.0
Gary M. Bradley                                      1,728                      *
All directors and executive officers               932,613                    43.7
         as a group (10 persons)
----------------
*    Less than 1% of the outstanding common stock.
(1)  Includes  shares of common  stock  held  directly  as well as by spouses or minor children,  in trust and other indirect  ownership,  over which shares the  individuals  effectively  exercise sole voting and  investment  power, unless otherwise  indicated.  Also, includes 203,850 shares of common stock that the following persons have a right to purchase pursuant to exercisable stock options  within 60 days of September 30, 2004, as follows:  Samuel J.
     Malizia - 47,545 shares,  David Z. Richards,  Jr.- 16,605 shares,  J. Garry
     McShea - 18,822 shares, D. Michael Taylor- 19,729 shares, David K. Goodman,
     Jr.- 150 shares, William A. Jaffe - 19,760 shares, Donald J. Musso - 28,905 shares, Richard C. Barrickman - 25,264, John E. Arrington - 27,022 and Gary
     M. Bradley - 48 shares.
(2)  A  business  address  for each  beneficial  owner that owns more than 5% of
     Nittany's  common  stock  is  116  East  College  Avenue,   State  College,
     Pennsylvania 16801.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Nittany Bank, like many financial institutions, has followed a policy of granting various types of loans to officers, directors, and employees. The loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with Nittany Bank's other customers, and do not involve more than the normal risk of collectibility, or present other unfavorable features.

     Samuel J. Malizia, Nittany's Chairman, is a partner in the law firm of Malizia Spidi & Fisch, PC which performs legal work for Nittany and Nittany Bank in the normal course of business.

                          DESCRIPTION OF CAPITAL STOCK

     Nittany is authorized to issue 10,000,000 shares of the common stock, $0.10 par value, of which 1,930,794 shares were issued and outstanding as of September 30, 2004. Along with the common stock, the authorized capital of Nittany includes 5,000,000 shares of serial preferred stock, of which none were issued and outstanding as of September 30, 2004. The following is a summary of all material terms of the common stock and is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws which are filed as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

     VOTING RIGHTS. Each share of the common stock will have the same relative rights and will be identical in all respects with every other share of the common stock. The holders of our common stock will possess exclusive voting rights, except to the extent that shares of serial preferred stock issued in the future may have voting rights, if any. Each holder of the common stock will be entitled to only one vote for each share held of record on all matters submitted to a vote of holders of the common stock and will not be permitted to cumulate their votes in the election of our directors.

     DIVIDEND RIGHTS. Each share of Nittany's common stock participates equally in dividends on common stock, which are payable when, as, and if declared by the Board of Directors out of funds legally available for that purpose.

     LIQUIDATION. In the unlikely event of the complete liquidation or dissolution of us, the holders of the common stock will be entitled to receive all our assets available for distribution in cash or in kind, after payment or provision for payment of (i) all our debts and liabilities (including all savings accounts and accrued interest thereon); (ii) any accrued dividend claims; (iii) liquidation preferences of any serial preferred stock which may be issued in the future; and (iv) any interests in the liquidation account.

     RESTRICTIONS ON ACQUISITION OF THE COMMON STOCK. See "Certain Anti-Takeover Provisions" for a discussion of the limitations on acquisition of shares of the common stock.

     OTHER CHARACTERISTICS. Holders of the common stock will not have preemptive rights with respect to any additional shares of the common stock which may be issued. Therefore, the Board of Directors may sell shares of our capital stock without first offering such shares to our existing stockholders. The common stock is not subject to call for redemption, and the outstanding shares of common stock when issued and upon receipt by us of the full purchase price therefor will be fully paid and non-assessable.

SERIAL PREFERRED STOCK

     Nittany is authorized to issue 10,000,000 shares of preferred stock. The Board of Directors may create one or more classes or series of preferred stock and may determine the rights, preferences, privileges and restrictions of any class or series without any further approval or action by the shareholders.

     The effects of issuing preferred stock on the holders of common stock could include, among other things:

     o reducing the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;

     o restricting dividends on common stock if dividends on the series of preferred stock are in arrears;

     o diluting the voting power of common stock if the series of preferred stock has voting rights, including a possible "veto" power if the series of preferred stock has class voting rights;

     o diluting the equity interest of holders of common stock if the series of preferred stock is convertible, and is converted, into common stock; and

     o restricting the rights of holders of common stock to share in Nittany's assets upon liquidation until satisfaction of any liquidation preference granted to the holder of the series of preferred stock.

                        CERTAIN ANTI-TAKEOVER PROVISIONS

     The following discussion is a general summary of our material provisions of the articles of incorporation, bylaws, and certain other regulatory provisions, which may be deemed to have such an anti- takeover effect.

ARTICLES OF INCORPORATION AND BYLAWS OF NITTANY

     ELECTION OF DIRECTORS. Certain provisions of our articles of incorporation and bylaws will impede changes in majority control of the Board of Directors. Our articles of incorporation provides that the Board of Directors will be divided into four staggered classes, with directors in each class elected for four- year terms. Thus, it would take three annual elections to replace a majority of our board. Our articles of incorporation provide that the size of the Board of Directors may be increased or decreased only if two- thirds of the directors then in office concur in such action. The articles of incorporation also provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the articles of incorporation and the bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

     The articles of incorporation provide that a director may only be removed for cause by the affirmative vote of at least a majority of our shares entitled to vote generally in an election of directors cast at a meeting of stockholders called for that purpose.

     RESTRICTIONS ON CALL OF SPECIAL MEETINGS. Our articles of incorporation provide that a special meeting of stockholders may be called only pursuant to a resolution adopted by a majority of the Board of Directors.

     ABSENCE OF CUMULATIVE VOTING. Our articles of incorporation provide that stockholders may not cumulate their votes in the election of directors.

     PROCEDURES FOR BUSINESS COMBINATIONS. Our articles of incorporation require the affirmative vote of at least 80% of our outstanding shares for any merger, consolidation, liquidation, or dissolution or any action that would result in the sale or other disposition of at least 50% of our tangible assets, unless the transaction has been approved by two-thirds of the Board of Directors. Any amendment to this provision requires the affirmative vote of at least 80% of our outstanding shares.

     AMENDMENT TO ARTICLES OF INCORPORATION AND BYLAWS. Amendments to our articles of incorporation must be approved by our Board of Directors and also by a majority of the outstanding shares of our voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; director liability; business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the articles of incorporation).

     Our bylaws may be amended by a majority vote of the Board of Directors or the affirmative vote of the holders of at least 80% of our outstanding shares entitled to vote in the election of directors cast at a meeting called for that purpose.

     ACQUISITION OF CONTROL. Federal regulations prohibit a person, other than a company from acquiring 10% or more of the outstanding equity securities of a bank holding company without prior notice to and approval of the OTS. No corporation may acquire 25% or more of the outstanding shares of a bank holding company without obtaining the prior approval of the OTS.

                                  LEGAL MATTERS

     Our counsel, Malizia Spidi & Fisch, PC, headquartered in Washington, D.C. with a State College, Pennsylvania office, will give an opinion that the shares of common stock covered by this prospectus are valid.

                                     EXPERTS

     We have included Nittany's audited statements at December 31, 2003 and 2002 in this prospectus upon reliance on the report by S.R. Snodgrass, A.C., independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     We are registered under the Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the SEC. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's website at www.sec.gov or through the Investor Relations section of our website at www.nittanybank.com.
               -------------------

     We have filed with the SEC a registration statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the Registration Statement and its exhibits and to the documents incorporated by reference into the Registration Statement. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit on Form SB-2 are, of necessity, brief descriptions and are not necessarily complete; each statement is qualified by reference to such contract or document. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC's website at http://www.sec.gov.

                             NITTANY FINANCIAL CORP.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                 Page
                                                                                                 ----
Report of Independent Registered Public Accounting Firm.....................................     F-1

Consolidated Balance Sheets as of December 31, 2003 and 2002................................     F-2

Consolidated Statements of Income  for the Years Ended December
    31, 2003 and 2002.......................................................................     F-3

Consolidated Statements of Changes in Stockholders' Equity for the Years
    Ended December 31, 2003 and 2002........................................................     F-4

Consolidated Statements of Cash Flows for the Years Ended December 31,
    2003 and 2002...........................................................................     F-5

Notes to the Consolidated Financial Statements..............................................     F-6

Consolidated Balance Sheet (Unaudited) as of September 30, 2004 and
   December 31, 2003........................................................................     F-29

Consolidated Statements of Income (Unaudited) for the Three and Nine
    Months Ended September 30, 2004 and 2003................................................     F-30

Consolidated Statements of Changes in Stockholders' Equity (Unaudited)
    for the Nine Months Ended September 30, 2004............................................     F-31

Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended
    September 30, 2004 and 2003.............................................................     F-32

Notes to Unaudited Consolidated Financial Statements........................................     F-33


         All schedules are omitted because they are not required or applicable or the required information is shown in the financial statements or the notes thereto.

                                    Snodgrass
                          Certified Public Accountants
                                       and
                                   Consultants






             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



Board of Directors and Stockholders
Nittany Financial Corp.

We have audited the consolidated balance sheet of Nittany Financial Corp. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nittany Financial Corp. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.


/s/ S.R. Snodgrass, A.C.


Wexford, PA
January 9, 2004

                             NITTANY FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET

                                                                             December 31,
                                                                        2003             2002
                                                                    -------------    -------------

ASSETS
     Cash and due from banks                                        $     805,812    $     618,937
     Interest-bearing deposits with other banks                        14,147,474        5,233,136
                                                                    -------------    -------------
       Cash and cash equivalents                                       14,953,286        5,852,073
     Investment securities available for sale                           4,074,095        6,024,009
     Investment securities held to maturity (estimated
       market value of $39,168,895 and $38,727,563)                    39,246,289       38,359,925
     Loans receivable                                                 184,480,012      125,431,701
     Less allowance for loan losses                                     1,737,475        1,177,141
                                                                    -------------    -------------
       Net loans                                                      182,742,537      124,254,560
     Premises and equipment                                             2,570,953        1,941,009
     Goodwill                                                           1,763,231          799,217
     Accrued interest and other assets                                  3,236,922        2,428,239
                                                                    -------------    -------------

             TOTAL ASSETS                                           $ 248,587,313    $ 179,659,032
                                                                    =============    =============

LIABILITIES
     Deposits:
         Noninterest-bearing demand                                 $   7,880,177    $   6,159,204
         Interest-bearing demand                                       21,902,355       18,717,951
         Money market                                                  34,237,951       27,517,955
         Savings                                                      136,273,936       86,498,462
         Time                                                          20,598,238       17,958,397
                                                                    -------------    -------------
            Total deposits                                            220,892,657      156,851,969
     Short-term borrowings                                              2,363,887        1,141,104
     Other borrowings                                                   9,829,866       10,615,650
     Accrued interest payable and other liabilities                       673,159        1,145,853
                                                                    -------------    -------------

             TOTAL LIABILITIES                                        233,759,569      169,754,576
                                                                    -------------    -------------

STOCKHOLDERS' EQUITY
     Serial preferred stock, no par value; 5,000,000 shares
       authorized, none issued                                                 --               --
     Common stock, $.10 par value; 10,000,000 shares
       authorized, 1,603,960 and 1,367,230 issued and outstanding         160,396          136,723
     Additional paid-in capital                                        14,323,021       11,045,912
     Retained earnings (deficit)                                          356,344       (1,268,694)
     Accumulated other comprehensive loss                                 (12,017)          (9,485)
                                                                    -------------    -------------

             TOTAL STOCKHOLDERS' EQUITY                                14,827,744        9,904,456
                                                                    -------------    -------------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 248,587,313    $ 179,659,032
                                                                    =============    =============



See accompanying notes to the consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME

                                                    Year Ended December 31,
                                                       2003          2002
                                                   -----------   -----------

INTEREST AND DIVIDEND INCOME
     Loans, including fees                         $ 9,710,520   $ 7,020,575
     Interest-bearing deposits with other banks         57,304       132,997
     Investment securities
        Taxable                                      1,207,356     1,715,512
        Exempt from federal income tax                 209,174            --
     Other dividend income                              34,607        27,192
                                                   -----------   -----------
             Total interest and dividend income     11,218,961     8,896,276
                                                   -----------   -----------

INTEREST EXPENSE
     Deposits                                        4,294,545     3,824,151
     Short-term borrowings                              59,594       198,191
     Other borrowings                                  498,806       470,277
                                                   -----------   -----------
             Total interest expense                  4,852,945     4,492,619
                                                   -----------   -----------

NET INTEREST INCOME                                  6,366,016     4,403,657

Provision for loan losses                              593,000       543,000
                                                   -----------   -----------

NET INTEREST INCOME AFTER PROVISION FOR
   LOAN LOSSES                                       5,773,016     3,860,657
                                                   -----------   -----------

NONINTEREST INCOME
     Service fees on deposit accounts                  487,332       468,644
     Investment securities gains                        30,130         7,450
     Asset management fees and commissions           1,223,376        97,149
     Other                                              59,505        22,627
                                                   -----------   -----------
             Total noninterest income                1,800,343       595,870
                                                   -----------   -----------

NONINTEREST EXPENSE
     Compensation and employee benefits              2,280,552     1,569,018
     Occupancy and equipment                           646,825       503,213
     Professional fees                                 220,413       143,731
     Data processing                                   397,312       250,884
     ATM and debit card processing and supplies        132,541       131,221
     Stationery, printing, supplies, and postage       140,726       127,573
     Solicitor fees                                    650,198            --
     Advertising                                       140,424       123,038
     Other                                             511,458       309,587
                                                   -----------   -----------
             Total noninterest expense               5,120,449     3,158,265
                                                   -----------   -----------

Income before income taxes                           2,452,910     1,298,262
Income taxes                                           827,872       411,749
                                                   -----------   -----------

NET INCOME                                         $ 1,625,038       886,513
                                                   ===========   ===========

EARNINGS PER SHARE
     Basic                                         $     1.09    $      0.65
     Diluted                                             1.01           0.60


See accompanying notes to the consolidated financial statements.

                             NITTANY FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                          Accumulated
                                                               Additional     Retained       Other        Total
                                                      Common    Paid-in       Earnings   Comprehensive Stockholders'  Comprehensive
                                                      Stock     Capital       (Deficit)  Income (Loss)    Equity         Income
                                                    --------- ------------  -------------------------- -------------  -------------

Balance, December 31, 2001                          $ 113,329 $ 11,069,804  $ (2,155,207) $  (66,110)  $   8,961,816

Net income                                                                       886,513                     886,513  $     886,513
Other comprehensive income:
  Unrealized gain on available for sale securities
  net of reclassification adjustment,
  net of taxes of $29,170                                                                     56,625          56,625         56,625
Comprehensive income                                                                                                  $     943,138
                                                                                                                      =============
Exercise of stock options                                  17        1,353                                     1,370
Twenty percent stock split, effected in the form
  of a stock dividend (including cash paid for
  fractional shares)                                   23,377      (25,245)                                   (1,868)
                                                    --------- ------------  ------------  ----------   -------------

Balance, December 31, 2002                            136,723   11,045,912    (1,268,694)     (9,485)      9,904,456

Net income                                                                     1,625,038                   1,625,038  $   1,625,038
Other comprehensive loss:
  Unrealized loss on available for sale securities
  net of reclassification adjustment,
  net of tax benefit of $1,304                                                                (2,532)         (2,532)        (2,532)
                                                                                                                      -------------
Comprehensive income                                                                                                  $   1,622,506
                                                                                                                      =============
Exercise of stock options                               4,322      350,979                                   355,301
Issuance of 36,000 shares of common stock               3,600      590,400                                   594,000
Sale of 157,515 shares of common stock,
  net of offering costs                                15,751    2,335,730                                 2,351,481
                                                    --------- ------------  ------------  ----------   -------------

Balance, December 31, 2003                          $ 160,396 $ 14,323,021  $    356,344  $  (12,017)  $  14,827,744
                                                    ========= ============  ============  ==========   =============

                                                                                             2003          2002
                                                                                          ----------   -------------

Components of other comprehensive income (loss):
  Change in net unrealized gain on
    investment securities available for sale                                              $   17,354   $      61,542
  Realized gains included in net income, net of taxes of $10,244 and $2,533, respectively    (19,886)         (4,917)
                                                                                          ----------   -------------

Total                                                                                     $   (2,532)  $      56,625
                                                                                          ==========   =============

See accompanying notes to the consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                Year Ended December 31,
                                                                                 2003            2002
                                                                             ------------    ------------
OPERATING ACTIVITIES
     Net income                                                              $  1,625,038    $    886,513
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Provision for loan losses                                                593,000         543,000
         Depreciation, amortization, and accretion, net                           972,982         564,027
         Investment securities gains                                              (30,130)         (7,450)
         Increase in accrued interest receivable                                 (210,007)       (264,491)
         Decrease in accrued interest payable                                      (4,918)        (23,737)
         Increase (decrease) in accrued income taxes payable                     (555,721)        318,505
         Deferred income taxes                                                   (131,919)       (240,592)
         Other, net                                                               (72,962)        344,655
                                                                             ------------    ------------
             Net cash provided by operating activities                          2,185,363       2,120,430
                                                                             ------------    ------------

INVESTING ACTIVITIES
     Investment securities available for sale:
         Purchases                                                                (19,826)             --
         Proceeds from sale                                                        78,144          37,450
         Proceeds from principal repayments and maturities                      1,868,817       7,140,496
     Investment securities held to maturity:
         Purchases                                                            (48,195,957)    (40,191,128)
         Proceeds from principal repayments and maturities                     46,628,442      29,334,515
     Net increase in loans receivable                                         (59,081,005)    (50,984,005)
     Acquisition of subsidiary                                                   (370,014)
     Purchase of regulatory stock                                                (311,900)       (464,700)
     Purchase of premises and equipment                                          (896,320)       (814,671)
     Sale of premises and equipment                                                31,000
                                                                             ------------    ------------
         Net cash used for investing activities                               (60,268,619)    (55,942,043)
                                                                             ------------    ------------

FINANCING ACTIVITIES
     Net increase in deposits                                                  64,040,688      58,330,733
     Net increase (decrease) in short-term borrowings                           1,222,783      (7,573,450)
     Proceeds from other borrowings                                             1,300,000       4,000,000
     Repayment of other borrowings                                             (2,085,784)     (1,198,125)
     Exercise of stock options                                                    355,301           1,370
     Proceeds from sale of common stock                                         2,351,481
                                                                             ------------    ------------
         Net cash provided by financing activities                             67,184,469      53,560,528
                                                                             ------------    ------------

         Increase (decrease) in cash and cash equivalents                       9,101,213        (261,085)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                5,852,073       6,113,158
                                                                             ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   $ 14,953,286    $  5,852,073
                                                                             ============    ============

SUPPLEMENTAL CASH FLOW DISCLOSURE Cash paid during the year for:
         Interest on deposits and borrowings                                 $  4,857,863    $  4,516,356
         Income taxes                                                           1,500,000         119,000

See accompanying notes to the consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

     Nature of Operations and Basis of Presentation
     ----------------------------------------------

     Nittany Financial Corp. (the "Company") was incorporated under the laws of the State of Pennsylvania for the purpose of becoming a unitary savings and loan holding company. The Company presently has three operating subsidiaries, Nittany Bank (the "Bank"), a federal stock savings institution, and Nittany Asset Management, Inc. ("Nittany"), an investment products and services company, and Vantage Investment Advisors, LLC ("Vantage"), a registered investment advisory firm providing fee based investment management services. The Bank's principal sources of revenue are derived from its commercial, commercial mortgage, residential real estate, and consumer loan financing, investment portfolios, deposit services, and investment services offered to its customers. The Company's business is conducted by its wholly owned subsidiaries, the Bank, Nittany, and Vantage, all located in State College, Pennsylvania. The Company and Nittany are subject to regulation and supervision by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of Thrift Supervision ("OTS").

     The consolidated financial statements of the Company include the accounts of its wholly owned subsidiaries, the Bank, Nittany, and Vantage. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

     The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the Consolidated Balance Sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Investment Securities
     ---------------------

     Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available-for- sale securities are reported as a separate component of stockholders' equity until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

     Common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") and Enterprise Technology Alliance represents ownership in institutions that are wholly owned by other financial institutions. These equity securities are accounted for at cost and classified with other assets on the Consolidated Balance Sheet.

     Loans Receivable
     ----------------

     Loans receivable are stated at their unpaid principal amounts, net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

     The accrual of interest is generally discontinued when management has doubts about further collectibility of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Payments received on nonaccrual loans are either applied to principal or reported as interest income, according to management's judgment as to the collectibility of principal.

     Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as adjustments of the related loan's yield based on the interest method. The Company is amortizing these amounts over the contractual life of the related loans.

     Allowance for Loan Losses
     -------------------------

     The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

     Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

     Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogenous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances concerning the loan, the creditworthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

     Premises and Equipment
     ----------------------

     Premises, leasehold improvements, and equipment are stated at cost less accumulated depreciation and amorti-zation. Depreciation and amortization are calculated using the straight-line method over the useful lives of the related assets, which range from three to ten years for furniture, fixtures, and equipment and forty years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from three to five years. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

     Goodwill
     --------

     Goodwill is the excess cost over the fair market value of assets acquired in connection with business acquisitions and was being amortized on the straight-line method over 20 years, prior to January 1, 2002. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. In addition, the Company performed its annual impairment analysis of goodwill and other intangible assets and determined that the estimated fair value exceeded the carrying amount.

     Income Taxes
     ------------

     Income tax expense consists of current and deferred taxes. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

     Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with these temporary differences, such as the tax operating loss carryforward, will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur in the near term.

     Comprehensive Income
     --------------------

     The Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company's other comprehensive income comprises net unrealized holding gains and losses on the available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

     Earnings Per Share
     ------------------

     The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

     Advertising Costs
     -----------------

     Advertising costs are expensed as the costs are incurred.

     Stock Options
     -------------

     The Company maintains a stock option plan for directors, officers, and employees. The Company accounts for its stock option plan under provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

     Had compensation expense for the stock option plan been recognized in accordance with the fair value accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, the net income applicable to common stock and the basic and diluted net income per share for the years ended December 31 would be as follows:

                                                        2003           2002
                                                     ----------     ----------
     Net income as reported                          $1,625,038     $  886,513
     Less pro forma expense related to options          107,533        162,733
                                                     ----------     ----------
     Pro forma                                       $1,517,505     $  723,780
                                                     ==========     ==========

     Basic net income pro forma per common share:
          As reported                                $     1.09     $     0.65
          Pro forma                                        1.02           0.53
     Diluted net income per common share:
          As reported                                $     1.01     $     0.60
          Pro forma                                        0.94           0.49

     For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if comp- ensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2001 and 2000: (1) risk-free interest rate of 5.03 and 6.68 percent; (2) expected volatility of 28.52 and 6.22 percent; and (3) expected lives of options ranging from eight to ten years.

     Cash Flow Information
     ---------------------

     Management has defined cash equivalents as "Cash and due from banks" and "Interest-bearing deposits with other banks."

     Pending Accounting Pronouncements
     ---------------------------------

     In December 2003, the Financial Accounting Standards Board ("FASB") revised FAS No. 132, Employers' Disclosures about Pension and Other Postretirement Benefit. This statement retains the disclosures required by FAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair value of plan assets. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement retains reduced disclosure requirements for nonpublic entities from FAS No. 132, and it includes reduced disclosure for certain of the new requirements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The adoption of this statement did not have a material effect on the Company's disclosure requirements.

     ---------------------------------

     In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which was effective January 1, 2003, did not have a material effect on the Company's financial position or results of operations.

     In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

     On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies--regardless of the accounting method used--by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim, as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

     In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No.
     133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No.149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. The guidance should be

     ---------------------------------

     applied prospectively. The provisions of this statement that relate to FAS No. 133, Implementation Issues, that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after September 30, 2003. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

     In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Such instruments may have been previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. The adoption of this statement did not have a material effect on the Company's reported equity.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose: (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

     In December 2003, the FASB issued a revision to Interpretation 46, Consolidation of Variable Interest Entities, which established standards for identifying a variable interest entity ("VIE") and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this Interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this Interpretation to all other types of VIEs at the end of the first reporting period ending after December 15, 2004. The adoption of this Interpretation has not and is not expected to have a material effect on the Company's financial position or results of operations.

     Reclassification
     ----------------

     Certain items in the prior year financial statements have been reclassified
     to  conform  to  the  presentation  of  the  current  year  amounts.   Such
     reclassifications did not affect stockholders' equity or net income.

2.   EARNINGS PER SHARE

     There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the basic and diluted earnings per share computation.

                                                       2003           2002
                                                    ---------      ---------

     Weighted-average common shares used
       to calculate basic earnings per share        1,493,050      1,367,111

     Additional common stock equivalents
       (stock options) used to calculate
       diluted earnings per share                     121,544        106,137
                                                    ---------      ---------

     Weighted-average common shares and
       common stock equivalents used
       to calculate diluted earnings per share      1,614,594      1,473,248
                                                    =========      =========

3.   INVESTMENT SECURITIES

     The amortized cost and estimated market values of investment securities are summarized as follows:

                                                        2003
                                  --------------------------------------------------
                                                 Gross        Gross       Estimated
                                  Amortized    Unrealized   Unrealized     Market
     Available for sale             Cost         Gains        Losses       Value
                                  ----------   ----------   -----------  -----------

     Corporate securities         $1,683,910   $    5,634   $  (41,729)   $1,647,815
     Mortgage-backed securities    2,368,566       10,650      (21,806)    2,357,410
                                  ----------   ----------   ----------    ----------
          Total debt securities    4,052,476       16,284      (63,535)    4,005,225

     Equity securities                39,826       29,044           --        68,870
                                  ----------   ----------   ----------    ----------

                    Total         $4,092,302   $   45,328   $  (63,535)   $4,074,095
                                  ==========   ==========   ==========    ==========


                                                        2003
                                  --------------------------------------------------
                                                 Gross        Gross       Estimated
                                  Amortized    Unrealized   Unrealized     Market
                                    Cost         Gains        Losses       Value
                                  ----------   ----------   -----------  -----------
     Held to maturity
     U.S. government agency
       securities                 $ 8,761,819  $    73,152  $   (59,841)  $ 8,775,130
     Obligations of states and
       political subdivisions      15,283,852       66,282     (253,736)   15,096,398
     Corporate securities             500,558          919           --       501,477
     Collateralized mortgage
       obligations                  1,130,066        7,632           --     1,137,698
     Mortgage-backed securities    13,569,994      117,374      (29,176)   13,658,192
                                  -----------  -----------  -----------   -----------

                    Total         $39,246,289  $   265,359  $  (342,753)  $39,168,895
                                  ===========  ===========  ===========   ===========

                                                        2002
                                  --------------------------------------------------
                                                 Gross        Gross       Estimated
                                  Amortized    Unrealized   Unrealized     Market
     Available for sale             Cost         Gains        Losses       Value
                                  ----------   ----------   -----------  -----------

     Corporate securities         $1,704,304   $   12,906   $  (89,268)   $1,627,942
     Collateralized mortgage
       obligations                   219,537          795           --       220,332
     Mortgage-backed securities    4,046,525       35,345          (75)    4,081,795
                                  ----------   ----------   ----------    ----------
          Total debt securities    5,970,366       49,046      (89,343)    5,930,069

     Equity securities                68,014       25,926           --        93,940
                                  ----------   ----------   ----------    ----------

                    Total         $6,038,380   $   74,972   $  (89,343)   $6,024,009
                                  ==========   ==========   ==========    ==========

                                                        2002
                                  --------------------------------------------------
                                                 Gross        Gross       Estimated
                                  Amortized    Unrealized   Unrealized     Market
                                    Cost         Gains        Losses       Value
                                  ----------   ----------   -----------  -----------
     Held to maturity
     U.S. government agency
       securities                $13,607,822   $   56,872   $  (16,995)  $13,647,699
     Corporate securities            511,294        6,534           --       517,828
     Collateralized mortgage
       obligations                 3,463,799       33,787           (3)    3,497,583
     Mortgage-backed securities   20,777,010      289,531       (2,088)   21,064,453
                                 -----------   ----------   -----------  -----------

                    Total        $38,359,925   $  386,724   $  (19,086)  $38,727,563
                                 ===========   ==========   ==========   ===========


     The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2003:

                              Less than Twelve Months     Twelve Months or Greater            Total
                             --------------------------------------------------------------------------------
                              Estimated       Gross       Estimated       Gross       Estimated      Gross
                                Market      Unrealized      Market      Unrealized      Market     Unrealized
                                Value         Losses         Value        Losses        Value        Losses
                             -----------   ------------  ------------  -----------   -----------   ----------

U.S. government agency
  securities                 $ 3,086,819   $    59,841   $        --   $        --   $ 3,086,819   $   59,841
Obligations of states and
  political subdivisions       8,735,329       253,736            --            --     8,735,329      253,736
Mortgage-backed securities     6,534,758        42,536     1,392,310         8,446     7,927,068       50,982
Corporate securities                  --            --       638,010        41,729       638,010       41,729
                             -----------   -----------   -----------   -----------   -----------   ----------

     Total                   $18,356,906       356,113     2,030,320        50,175    20,387,226      406,288
                             ===========   ===========   ===========   ===========   ===========   ==========


     The Company's investment securities portfolio contains unrealized losses of U.S. government agencies, including mortgage-related instruments, issued or backed by the full faith and credit of the U.S. government or are generally viewed as having the implied guarantee of the U.S. government, debt obligations of a U.S. state or political subdivision, and corporate entities.

     On a monthly basis, the Company evaluates the severity and duration of impairment for its investment securities portfolio unless the Company has the ability to hold the security to maturity without incurring a loss. Generally, impairment is considered other than temporary when an investment security has sustained a decline of 10 percent or more for six months.

     The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest during the period.

     The amortized cost and estimated market value of investments in debt securities available for sale at December 31, 2003, by contractual maturity, are shown below. The Company's mortgage-backed securities and collateralized mortgage obligations have contractual maturities ranging from four to thirty years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                        Available for Sale           Held to Maturity
                                     -------------------------   -------------------------
                                                    Estimated                   Estimated
                                      Amortized       Market      Amortized      Market
                                        Cost          Value         Cost         Value
                                     -----------   -----------   -----------   -----------

      Due in one year or less        $ 1,004,171   $ 1,009,805   $   500,558   $   501,477
      Due after one year through
        five years                       444,678       449,883     3,939,086     3,954,029
      Due after five years through
        ten years                        117,917       123,176    16,897,648    16,919,668
      Due after ten years              2,485,710     2,422,361    17,908,997    17,793,721
                                     -----------   -----------   -----------   -----------

                       Total         $ 4,052,476   $ 4,005,225   $39,246,289   $39,168,895
                                     ===========   ===========   ===========   ===========


     The proceeds from the sales of investment securities available for sale and the gross gains realized were $78,144 and $30,130 for the year ended December 31, 2003, and $37,450 and $7,450 for the year ended December 31, 2002, respectively.

     Investment securities with amortized cost and estimated market values of $5,214,854 and $5,215,398 at December 31, 2003 and $3,826,749 and
     $3,893,013 at December 31, 2002, were pledged to secure borrowings, public deposits, and other purposes as required by law.

4.   LOANS RECEIVABLE

     Loans receivable consist of the following at December 31:

                                               2003           2002
                                           ------------   ------------
     Real estate loans:
          Residential                      $116,315,573   $ 80,162,731
          Home equity                         9,965,344      6,340,945
          Commercial                         37,917,984     26,700,842
          Construction                        8,736,837      2,223,986
     Commercial                               9,825,925      8,001,343
     Consumer loans                           1,807,791      2,048,248
                                           ------------   ------------
                                            184,569,454    125,478,095
     Less:
          Deferred loan fees, net                89,442         46,394
          Allowance for loan losses           1,737,475      1,177,141
                                           ------------   ------------

                    Total                  $182,742,537   $124,254,560
                                           ============   ============


     Aggregate loans of $60,000 or more extended to executive officers, directors, and corporations in which they are beneficially interested as stockholders, executive officers, or directors were $2,466,678 at December 31, 2003. An analysis of these related party loans follows:

            2002          Additions        Repayments           2003
         ---------       -----------       -----------       -----------

         $ 843,841       $ 2,980,699       $ 1,357,862       $ 2,466,678


     The Company's primary business activity is with customers located within its local trade area. Mortgage, consumer, and commercial loans are granted. Although the Company's loan portfolio is diversified at December 31, 2003 and 2002, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

5.   ALLOWANCE FOR LOAN LOSSES

     Activity in the allowance for loan losses for the years ended December 31 is as follows:

                                                         2003         2002
                                                      ----------   ----------

     Balance, January 1                               $1,177,141   $  649,565
     Add:
          Provision charged to operations                593,000      543,000
          Recoveries                                       3,497       13,629
     Less loans charged off                               36,163       29,053
                                                      ----------   ----------

     Balance, December 31                             $1,737,475   $1,177,141
                                                      ==========   ==========


6.   PREMISES AND EQUIPMENT

     Premises and equipment consist of the following:

                                                         2003         2002
                                                      ----------   ----------

     Land                                             $  375,000   $  375,000
     Leasehold improvements                            1,821,310    1,292,718
     Furniture and equipment                           1,017,442      742,282
                                                      ----------   ----------
                                                       3,213,752    2,410,000
     Less accumulated depreciation and amortization      642,799      468,991
                                                      ----------   ----------

                    Total                             $2,570,953   $1,941,009
                                                      ==========   ==========


     Depreciation and amortization expense for the years ended December 31, 2003 and 2002, was $242,730 and $217,925, respectively.

7.   GOODWILL

     A summary of goodwill at December 31 is as follows:

                                                         2003         2002
                                                      ----------   ----------

     Gross carrying amount, beginning of period       $  941,886   $  941,886
     Acquisition of Vantage                              964,014           --
                                                      ----------   ----------
     Gross carrying amount, end of period              1,905,900      941,886
     Less accumulated amortization                      (142,669)    (142,669)
     Less impairment losses                                   --           --
                                                      ----------   ----------

     Net carrying amount                              $1,763,231   $  799,217
                                                      ==========   ==========


     On January 1, 2003, the Company acquired a subsidiary, Vantage, for cash and 36,000 shares of stock, which resulted in additional goodwill of $964,014 for 2003.

     The gross carrying amount of goodwill was tested for impairment in the fourth quarter, after the annual forecasting process. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected. Based on fair value of the reporting units, estimated using the expected present value of future flows, no goodwill impairment loss was recognized in the current year.

8.   FEDERAL HOME LOAN BANK STOCK

     The Company is a member of the FHLB. As a member, the Company maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost. The amount of investment, as determined by the FHLB of Pittsburgh, is based on a percentage of outstanding home loans and unused borrowing capacity.

9.   DEPOSITS

     Time deposits at December 31, 2003, of $7,470,859,  $5,860,680, $2,044,067,
     $2,364,385,  $879,774, and $1,978,473 mature during 2004, 2005, 2006, 2007, and beyond 2008, respectively.

     Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $5,607,572 and $4,557,406 at December 31, 2003 and 2002, respectively. Deposits in excess of $100,000 are not federally insured.

     The scheduled maturities of time certificates of deposit in excess of $100,000 as of December 31, 2003, are as follows:

         Within three months                      $1,387,102
         Three through six months                    500,987
         Six through twelve months                   638,619
         Over twelve months                        3,080,864
                                                  ----------

              Total                               $5,607,572
                                                  ==========


10.  SHORT-TERM BORROWINGS

     Short-term borrowings consisted of draws on the Bank's "RepoPlus" line of credit, fixed-rate, fixed-term advances through the FHLB, and repurchase agreements. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Bank's investment in FHLB stock.

     The  following   table  sets  forth   information   concerning   short-term
     borrowings:


                                                          2003           2002
                                                       ----------     ----------

     Balance at year-end                               $2,363,887     $1,141,104
     Maximum amount outstanding at any month-end        6,869,483      9,231,709
     Average balance outstanding during the year        3,018,152      8,449,857
     Weighted-average interest rate:
           As of year-end                                   1.96%          2.64%
           Paid during the year                             1.97%          2.35%

11.  OTHER BORROWINGS

     The following table sets forth information concerning other borrowings:

                                                 Weighted      Stated interest
                          Maturity range         average         rate range            At December 31,
      Description         from        to      interest rate     from      to         2003          2002
----------------------  --------   --------   -------------   --------  -------   -----------   -----------

Line of credit          07/09/07   08/14/07       3.12%        3.12%     3.12%    $ 2,425,000   $ 2,000,000
Mid Term Repo Fixed     06/27/05   06/27/05       3.71         3.71      3.71       2,000,000     2,000,000
Fixed rate              12/08/05   12/04/08       5.92         5.23      6.19       3,500,000     4,500,000
Fixed rate amortizing   12/08/10   12/08/10       6.21         6.21      6.21       1,904,866     2,115,650
                                                                                  ------------  ------------

                                                                                  $ 9,829,866   $ 10,615,650
                                                                                  ===========   ============


     Maturities of other borrowings at December 31 are summarized as follows:

                                                    2003
                                       -----------------------------
            Year Ending                                  Weighted-
            December 31,                  Amount        Average Rate
            ------------               -----------      ------------

                2004                   $   224,253           6.21%
                2005                     4,738,583           5.14
                2006                       253,828           6.21
                2007                     2,695,047           3.43
                2008                     1,287,302           5.45
           2009 and after                  630,853           6.21
                                       -----------
                                       $ 9,829,866           4.83%
                                       ===========


     The Company entered into two unsecured line of credit arrangements with other financial institutions that require monthly interest payments. The first line of credit has a borrowing limit of $3.0 million at an adjustable rate based on 30-day LIBOR plus 200 basis points and matures July 9, 2007. The second line of credit has a borrowing limit of $1.5 million at an adjustable rate based on 30-day LIBOR plus 200 basis points and matures August 14, 2007. At December 31, 2003, the Company had outstanding balances of $950,000 and $1,475,000, respectively, on these lines of credit. The fixed rate amortizing borrowing with the FHLB requires monthly payments of principal and interest of $28,020 through December 2010. The remaining borrowings represent fixed rate advances from the Federal Home Loan Bank.

     Borrowing capacity consists of credit arrangements with the FHLB of Pittsburgh. FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment and mortgage-backed securities, outstanding residential mortgages, and the Bank's investment in FHLB stock. As of December 31, 2003, the Bank's maximum borrowing capacity with the FHLB was approximately $153.8 million.

12.  COMMITMENTS AND CONTINGENT LIABILITIES

     In the normal course of business, the Company makes various commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

     The off-balance sheet commitments comprises the following:

                                             2003               2002
                                          -----------        -----------
     Commitments to extend credit:
           Fixed rate                     $   673,000        $ 2,510,985
           Variable rate                    3,255,080         11,250,309
                                          -----------        -----------
                                            3,928,080         13,761,294
     Letters of credit                      1,170,118                 --
                                          -----------        -----------

                    Total                 $ 5,098,198        $13,761,294
                                          ===========        ===========


     The range of interest rates on fixed rate loan commitments was 5.85 percent to 6.75 percent at December 31, 2003.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consist of undisbursed residential construction loans, available commercial and personal lines of credit, and loans approved but not yet funded. Fees from the issuance of the credit lines are generally recognized over the period of maturity.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. For secured letters of credit, the collateral is typically bank deposit instruments or customer business assets.

     The Company is committed under three noncancelable operating leases for the Bank's office facilities with remaining terms through 2008. At December 31, 2003, the minimum rental commitments under these leases are as follows:


                             2004         $   239,148
                             2005             239,148
                             2006             239,148
                             2007             191,574
                             2008             144,000
                                          -----------

                               Total      $ 1,053,018
                                          ===========



     Occupancy and equipment expenses include rental expenditures of $220,934 and $143,842 for 2003 and 2002, respectively.

13.  STOCK SPLIT

     On January 17, 2003, the Board of Directors approved a six-for-five stock split, effected in the form of a 20 percent stock dividend to stockholders of record January 31, 2003, payable on February 15, 2003. As a result, 233,772 additional shares of the Company's stock were issued, common stock was increased by $23,377, and surplus was decreased by $25,245.

     Fractional shares were paid in cash. All average shares outstanding as of December 31, 2002, and all per share amounts as of December 31, 2002, included in the financial statements are based on the increased number of shares after giving retroactive effect to the stock split effected in the form of a stock dividend.

14.  REGULATORY MATTERS

     Restriction on Cash and Due From Banks
     --------------------------------------

     The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. As of December 31, 2003, the Bank had required reserves of $674,000, comprised principally of vault cash and a depository amount held with the Federal Reserve Bank

     Dividend Restrictions
     ---------------------

     The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an OTS-chartered bank. OTS regulations require the Bank to give the OTS 30 days notice of any proposed declara-tion of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends by the Bank to the Company.

     Regulatory Capital Requirements
     -------------------------------

     Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tangible and Core capital (as defined in the regulations) to adjusted assets.

     In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

     As of December 31, 2003 and 2002, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, and Core capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively. Management believes, as of December 31, 2003, the Bank met all capital adequacy requirements to which they are subject.

     -------------------------------

     The  following  table   reconciles  the  Bank's  capital  under  accounting
     principles generally accepted in the United States of America to regulatory capital:

                                                   2003            2002
                                               ------------    ------------

     Total stockholders' equity                $ 15,964,295    $ 11,624,650
     Unrealized loss on securities                   31,186          26,596
     Goodwill                                      (799,217)       (799,217)
                                               ------------    ------------

     Tier I, core, and tangible capital          15,196,264      10,852,029
     Allowance for loan losses                    1,639,642       1,177,141
                                               ------------    ------------

     Total risk-based capital                  $ 16,835,906    $ 12,029,170
                                               ============    ============


     The following table sets forth the Ba nk's capital position and minimum requirements for the years ended December 31:


                                                         2003                      2002
                                                ----------------------    ----------------------
                                                   Amount       Ratio        Amount       Ratio
                                                -----------    -------    -----------    -------
     Total Capital (to Risk-Weighted Assets)
     ---------------------------------------

     Actual                                     $16,835,906     12.8%     $12,029,170     12.4%
     For Capital Adequacy Purposes               10,485,885      8.0        7,779,280      8.0
     To Be Well Capitalized                      13,107,356     10.0        9,724,100     10.0


     Tier I Capital (to Risk-Weighted Assets)
     ----------------------------------------

     Actual                                     $15,196,264     11.6%     $10,852,029     11.2%
     For Capital Adequacy Purposes                5,242,942      4.0        3,889,640      4.0
     To Be Well Capitalized                       7,864,414      6.0        5,834,460      6.0


     Core Capital (to Adjusted Assets)
     ---------------------------------

     Actual                                     $15,196,264      6.2%     $10,852,029      6.1%
     For Capital Adequacy Purposes                7,398,108      3.0        5,363,529      3.0
     To Be Well Capitalized                      12,330,179      5.0        8,939,214      5.0

     Tangible Capital (to Adjusted Assets)
     -------------------------------------

     Actual                                     $15,196,264      6.2%     $10,852,029      6.1
     For Capital Adequacy Purposes                3,699,054      1.5        2,681,764      1.5

15.  EMPLOYEE BENEFITS

     Profit Sharing Plan
     -------------------

     The Company maintains a noncontributory profit sharing plan (the "Plan") for officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan, with contributions based on a percentage of participants' salaries. In conjunction with the Plan, an integrated 401(k) salary reduction plan was also implemented.

     The  Company  may make  matching  contributions  equal  to a  discretionary percentage determined annually by the Board of Directors. Employee contributions are vested at all times, and the Company contributions are fully vested after six years. The Company recognized profit sharing and matching contributions for the years ended December 31, 2003 and 2002, of approximately $31,944 and $19,278, respectively.

     Stock Option Plan
     -----------------

     The Board of Directors adopted a stock option plan for directors, officers, and employees in which the number of shares with respect to which awards may be made available to the plan may not exceed 257,766 shares. These shares may be issued from authorized but unissued common stock, treasury stock, or shares purchased in the market. The stock options have expiration terms of ten years subject to certain extensions and terminations. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. Options are exercisable in annual installments ranging from 25 percent to 33 1/3 percent for directors and ranging from 20 percent to 25 percent for officers and employees, primarily using the award date as the anniversary date.

     The following table presents share data related to the outstanding options:

                                                   2003                    2002
                                           --------------------    --------------------
                                                      Weighted-               Weighted-
                                                       Average                 Average
                                                      Exercise                Exercise
                                           Shares      Price       Shares      Price
                                           -------    --------     -------    --------

     Outstanding, beginning of the year    252,469    $   6.93     253,406    $   6.93

          Granted                               --          --          --          --
          Exercised                        (43,220)       6.89        (198)       6.92
          Forfeited                         (1,078)       6.99        (739)       7.01
                                           -------                 -------

     Outstanding, end of the year          208,171    $   6.94     252,469    $   6.93
                                          ========                 =======

     Exercisable at year-end               165,686    $   6.93     180,965    $   6.91
                                          ========                 =======

     -----------------

     The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2003:

                                      Outstanding                    Exercisable
                          -----------------------------------    -------------------
                                                     Average                Average
                                         Average     Exercise               Exercise
     Exercise Price        Shares         Life        Price       Shares     Price
     --------------       --------       -------     --------    --------   --------

         6.89              83,742         5.40         6.89       83,742      6.89
         6.37               4,853         6.46         6.37        4,853      6.37
         7.01             119,576         7.82         7.01       77,091      7.01
                          -------                                -------

                          208,171         6.56         6.94      165,686      6.93
                          =======                                =======


16.  INCOME TAXES

     The components of income taxes for the years ended December 31 are summarized as follows:

                                                      2003              2002
                                                   ----------        ----------
     Current payable:
         Federal                                   $ 831,398         $ 556,435
         State                                       128,393            95,906
                                                   ---------         ---------
                                                     959,791           652,341
     Deferred taxes                                 (132,417)         (108,737)
     Adjustment to valuation allowance
       for deferred tax assets                           498          (131,855)
                                                   ---------         ---------

                         Total                     $ 827,872         $ 411,749
                                                   =========         =========

     The following temporary differences gave rise to the net deferred tax assets:

                                                                       2003            2002
                                                                     --------        --------
     Deferred tax assets:
          Net unrealized loss on securities                          $  6,190        $  4,886
          Allowance for loan losses                                   555,830         357,346
          Organization costs                                               62          11,424
          Loan origination costs                                       28,261          14,413
          Supplemental executive retirement account                    15,857              --
          Net operating loss carryforward                              18,626          18,128
                                                                     --------        --------
                         Total gross deferred tax assets              624,826         406,197
                         Less valuation allowance                      18,626          18,128
                                                                     --------        --------
                               Deferred tax assets after allowance    606,200         388,069
                                                                     --------        --------

     Deferred tax liabilities:
          Premises and equipment                                       94,362          30,971
          Goodwill                                                     58,355          36,838
                                                                     --------        --------
                         Total gross deferred tax liabilities         152,717          67,809
                                                                     --------        --------

                               Net deferred tax assets               $453,483        $320,260
                                                                     ========        ========

     The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                      2003                     2002
                             ---------------------     -------------------
                                            % of                    % of
                                           Pre-Tax                 Pre-Tax
                              Amount       Income       Amount     Income
                             ---------     -------     ---------   -------

     Tax at statutory rate   $ 833,989      34.0%      $ 441,409    34.0%

     State income, net of
      federal tax               84,739       3.5          54,426     4.2
     Tax-exempt income
       tax assets              (70,762)     (2.9)       (104,074)   (8.0)
     Other, net                (20,094)     (0.8)         19,988     1.5
                             ---------      ----       ---------    ----

     Actual tax benefit
       and effective rate    $ 827,872      33.8%      $ 411,749    31.7%
                             =========      ====       =========    ====


     The Bank is subject to the Pennsylvania Mutual Thrift Institution's tax that is calculated at 11.5 percent of earnings based on accounting principles generally accepted in the United States of America with certain adjustments. At December 31, 2003, the Company has available a net operating loss carryforward of approximately $270,000 for state income tax purposes which will expire in the years 2008 to 2012.

17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                    2003                          2002
                                        ---------------------------   ---------------------------
                                          Carrying        Fair          Carrying        Fair
                                           Value          Value          Value          Value
                                        ------------   ------------   ------------   ------------
     Financial assets:
          Cash and cash equivalents     $ 14,953,286   $ 14,953,286   $  5,852,073   $  5,852,073
          Investment securities           43,320,384     43,242,990     44,383,934     44,751,572
          Regulatory stock                 1,311,300      1,311,300      1,175,400      1,175,400
          Loans receivable               182,742,537    188,261,923    124,254,560    129,361,611
          Accrued interest receivable      1,138,695      1,138,695        928,688        928,688


     Financial liabilities:
          Deposits                      $220,892,657   $221,372,657   $156,851,969   $157,594,969
          Short-term borrowings            2,363,887      2,363,887      1,141,104      1,141,104
          Other borrowings                 9,829,866     10,345,866     10,615,650     11,399,650
          Accrued interest payable           447,727        447,727        452,645        452,645


     Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

     Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

     If no readily available market exists, the fair value estimates for financial instruments are based upon manage-ment's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

     As certain assets, such as deferred tax assets and premises and equipment, are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

     The Company employed estimates using discounted cash flows in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

     Cash  and Due From  Banks,  Interest-Bearing  Deposits  with  Other  Banks,
     ---------------------------------------------------------------------------
     Accrued Interest Receivable,  Short-Term  Borrowings,  and Accrued Interest
     ---------------------------------------------------------------------------
     Payable
     -------

     The fair value is equal to the current carrying value.

     Investment Securities and Regulatory Stock
     ------------------------------------------

     The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Regulatory stock represents ownership in institutions that are wholly owned by other financial institutions. These equity security's fair value are equal to the current fair value.

     Loans Receivable, Deposits, and Other Borrowings
     ------------------------------------------------

     The fair value of loans is estimated using discounted contractual cash flows generated using prepayment estimates. Discount rates are based upon current market rates generally being offered for new loan originations with similar credit and payment characteristics. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and the other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

     Commitments to Extend Credit
     ----------------------------

     These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 12.

19.  PARENT COMPANY

     Following are condensed financial statements for Nittany Financial Corp.:

                             CONDENSED BALANCE SHEET


                                                                  December 31,
                                                              2003            2002
                                                          -----------     -----------

     ASSETS
          Cash                                            $   199,845     $    80,947
          Investment securities available for sale             68,870          93,940
          Investment in subsidiaries                       16,976,265      11,660,607
          Other assets                                         24,798         104,590
                                                          -----------     -----------

     TOTAL ASSETS                                         $17,269,778     $11,940,084
                                                          ===========     ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY
          Other borrowings                                $ 2,425,000     $ 2,000,000
          Other liabilities                                    17,034          35,628
          Stockholders' equity                             14,827,744       9,904,456
                                                          -----------     -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $17,269,778     $11,940,084
                                                          ===========     ===========

                          CONDENSED STATEMENT OF INCOME


                                                              Year Ended December 31,
                                                                2003            2002
                                                            -----------     -----------

     INCOME                                                 $    33,406    $     8,664

     EXPENSES                                                   158,599         76,764
                                                            -----------    -----------

     Net loss before income tax benefit                        (125,193)       (68,100)
     Income tax (benefit) expense                               (23,989)         3,269
                                                            -----------    -----------

     Income before equity in undistributed net
          earnings of subsidiaries                              (71,369)      (101,204)
     Equity in undistributed net income of subsidiaries       1,726,242        957,882
                                                            -----------    -----------

     NET INCOME                                             $ 1,625,038    $   886,513
                                                            ===========    ===========

                        CONDENSED STATEMENT OF CASH FLOWS


                                                                                 Year Ended December 31,
                                                                                   2003            2002
                                                                               -----------     -----------

     OPERATING ACTIVITIES
          Net income                                                           $ 1,625,038    $   886,513
          Adjustments to reconcile net income to net cash used for operating activities:
                 Equity in undistributed net income of subsidiaries             (1,726,242)      (957,882)
                 Investment securities gains                                       (30,130)        (7,450)
                 Other, net                                                         63,738        (26,544)
                                                                               -----------    -----------
                          Net cash used for operating activities                   (67,596)      (105,363)
                                                                               -----------    -----------

     INVESTING ACTIVITIES
          Purchase of investment securities available for sale                     (19,826)       (28,429)
          Sale of investment securities available for sale                          78,144         37,450
          Capital contribution to subsidiary bank                               (3,003,606)    (1,978,800)
                                                                               -----------    -----------
                          Net cash used for investing activities                (2,945,288)    (1,969,779)
                                                                               -----------    -----------

     FINANCING ACTIVITIES
          Proceeds from stock offering                                           2,351,481             --
          Exercise of stock options                                                355,301          1,370
          Proceeds from other borrowings                                         1,300,000      2,000,000
          Repayment of other borrowings                                           (875,000)            --
                                                                               -----------    -----------
                          Net cash provided by financing activities              3,131,782      2,001,370
                                                                               -----------    -----------

                       Increase (decrease) in cash                                 118,898        (73,772)

     CASH AT BEGINNING OF PERIOD                                                    80,947        154,719
                                                                               -----------    -----------

     CASH AT END OF PERIOD                                                     $   199,845    $    80,947
                                                                               ===========    ===========

                             NITTANY FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET


                                                                    September 30,     December 31,
                                                                         2004             2003
                                                                    -------------    -------------
                                                                             (unaudited)
ASSETS
     Cash and due from banks                                        $   6,842,808    $     805,812
     Interest-bearing deposits with other banks                         7,586,726       14,147,474
                                                                    -------------    -------------
     Cash and cash equivalents                                         14,429,534       14,953,286
     Investment securities available for sale                           2,223,971        4,074,095
     Investment securities held to maturity (estimated
       market value of $43,552,160 and $39,168,895)                    43,462,209       39,246,289
     Loans receivable (net of allowance for loan losses
       of $2,107,244 and $1,737,435)                                  226,462,486      182,742,537
     Premises and equipment                                             2,519,408        2,570,953
     Federal Home Loan Bank stock                                       2,223,300        1,311,300
     Intangible assets                                                  1,763,231        1,763,231
     Accrued interest and other assets                                  2,071,117        1,925,622
                                                                    -------------    -------------

             TOTAL ASSETS                                           $ 295,155,256    $ 248,587,313
                                                                    =============    =============
LIABILITIES
     Deposits:
         Noninterest-bearing demand                                 $  10,212,041    $   7,880,177
         Interest-bearing demand                                       24,488,842       21,902,355
         Money market                                                  38,062,725       34,237,951
         Savings                                                      155,711,676      136,273,936
         Time                                                          18,083,354       20,598,238
                                                                    -------------    -------------
            Total deposits                                            246,558,638      220,892,657
     Short-term borrowings                                             20,016,622        2,363,887
     Other borrowings                                                  11,012,985        9,829,866
     Accrued interest payable and other liabilities                       807,428          673,159
                                                                    -------------    -------------

             TOTAL LIABILITIES                                        278,395,673      233,759,569
                                                                    -------------    -------------
STOCKHOLDERS' EQUITY
     Serial preferred stock, no par value; 5,000,000 shares
       authorized, none issued                                                  -                -
     Common stock, $.10 par value; 10,000,000 shares
       authorized, 1,924,621 and 1,603,960 issued and outstanding         192,462          160,396
     Additional paid-in capital                                        14,287,483       14,323,021
     Retained earnings                                                  2,288,082          356,344
     Accumulated other comprehensive loss                                  (8,444)         (12,017)
                                                                    -------------    -------------

             TOTAL STOCKHOLDERS' EQUITY                                16,759,583       14,827,744
                                                                    -------------    -------------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 295,155,256    $ 248,587,313
                                                                    =============    =============

See accompanying notes to the unaudited consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME

                                              Three-Months Ended September 30,   Nine-months Ended September 30,
                                                   2004           2003                  2004           2003
                                                 -----------   -----------          -----------   -----------
                                                        (unaudited)                        (unaudited)
INTEREST AND DIVIDEND INCOME
    Loans, including fees                        $ 3,266,905   $ 2,601,103          $ 9,034,114   $ 7,011,893
    Interest-bearing deposits with other banks        24,473         8,898               49,679        48,803
    Investment securities                            371,767       328,101            1,114,783     1,074,435
                                                 -----------   -----------          -----------   -----------
           Total interest and dividend income      3,663,145     2,938,102           10,198,576     8,135,131
                                                 -----------   -----------          -----------   -----------
INTEREST EXPENSE
    Deposits                                       1,185,689     1,051,561            3,492,226     3,171,166
    Short-term borrowings                             41,023        19,023               65,037        44,011
    Other borrowings                                 137,524       128,013              395,720       389,654
                                                 -----------   -----------          -----------   -----------
           Total interest expense                  1,364,236     1,198,597            3,952,983     3,604,831
                                                 -----------   -----------          -----------   -----------
NET INTEREST INCOME                                2,298,909     1,739,505            6,245,593     4,530,300

Provision for loan losses                            138,000       230,000              442,000       508,000
                                                 -----------   -----------          -----------   -----------
NET INTEREST INCOME AFTER PROVISION FOR
   LOAN LOSSES                                     2,160,909     1,509,505            5,803,593     4,022,300
                                                 -----------   -----------          -----------   -----------
NONINTEREST INCOME
    Service fees on deposit accounts                 177,863       124,980              498,231       370,437
    Investment security gain                          32,707             -               32,707         6,691
    Asset management fees and commissions            614,209       231,764            1,773,425       721,434
    Other                                             26,709        36,125               81,375       123,070
                                                 -----------   -----------          -----------   -----------
           Total noninterest income                  851,488       392,869            2,385,738     1,221,632
                                                 -----------   -----------          -----------   -----------
NONINTEREST EXPENSE
    Compensation and employee benefits               730,611       544,768            2,168,606     1,607,880
    Occupancy and equipment                          186,363       180,397              540,492       473,618
    Professional fees                                 49,290        55,676              144,088       157,425
    Data processing fees                             121,146       112,338              351,317       285,599
    Supplies, printing, and postage                   39,084        35,300              104,015       103,975
    Advertising                                       37,721        42,594              115,849       104,386
    ATM processing fees                               36,191        34,635              106,044        97,257
    Commission expense                               381,639        90,385            1,120,476       385,508
    Other                                            205,537       142,138              545,706       360,610
                                                 -----------   -----------          -----------   -----------
           Total noninterest expense               1,787,582     1,238,231            5,196,593     3,576,258
                                                 -----------   -----------          -----------   -----------

Income before income taxes                         1,224,815       664,143            2,992,738     1,667,674
Income taxes                                         427,000       205,691            1,061,000       554,390
                                                 -----------   -----------          -----------   -----------

NET INCOME                                       $   797,815   $   458,452          $ 1,931,738   $ 1,113,284
                                                 ===========   ===========          ===========   ===========
EARNINGS PER SHARE
    Basic                                        $      0.41   $      0.24          $      1.00   $      0.64
    Diluted                                             0.38          0.23                 0.93          0.59

WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic                                          1,924,621     1,873,078            1,924,621     1,749,564
    Diluted                                        2,080,438     2,024,416            2,078,490     1,897,362

See accompanying notes to the unaudited consolidated financial statements.

                             NITTANY FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                        Accumulated
                                                            Additional                     Other         Total
                                                Common        Paid-in     Retained     Comprehensive  Stockholders'   Comprehensive
                                                Stock         Capital     Earnings         Loss          Equity          Income
                                             -------------  ------------- -----------  -------------  -------------   -------------
                                                                                (unaudited)

Balance, December 31, 2003                        160,396     14,323,021     356,344        (12,017)    14,827,744

Net income                                                                 1,931,738                     1,931,738      $1,931,738
Other comprehensive income:
    Unrealized gain on available for sale securities
    net of reclassification adjustment,
    net of taxes of $1,841                                                                    3,573          3,573           3,573
                                                                                                                        ----------
Comprehensive income                                                                                                    $1,935,311
                                                                                                                        ==========
Twenty percent stock dividend (including cash
  paid for fractional shares)                      32,066    $   (35,538)                                   (3,472)
                                                 --------    -----------  ----------       --------    -----------

Balance, September 30, 2004                      $192,462    $14,287,483  $2,288,082       $ (8,444)   $16,759,583
                                                 ========    ===========  ==========       ========    ===========


See accompanying notes to the unaudited consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Nine-months ended September 30,
                                                                        2004            2003
                                                                   ------------    ------------
OPERATING ACTIVITIES
     Net income                                                    $  1,931,738    $  1,113,284
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Provision for loan losses                                      442,000         508,000
         Depreciation, amortization, and accretion, net                 540,818         772,963
         Investment security gain                                       (32,707)         (6,691)
         Increase in accrued interest receivable                       (105,747)       (198,645)
         Decrease in accrued interest payable                           (34,839)       (293,164)
         (Increase) decrease in taxes payable                            51,757        (689,419)
         Other, net                                                      75,762         (55,722)
                                                                   ------------    ------------
         Net cash provided by operating activities                    2,868,782       1,150,606
                                                                   ------------    ------------
INVESTING ACTIVITIES
     Investment securities available for sale:
         Purchases                                                      (80,881)        (19,826)
         Proceeds from sale                                              52,707          26,637
         Proceeds from principal repayments and maturities            1,903,792       1,555,738
     Investment securities held to maturity:
         Purchases                                                  (42,268,481)    (44,424,200)
         Proceeds from principal repayments and maturities           37,711,838      37,940,573
     Net increase in loans receivable                               (44,150,543)    (52,370,615)
     Purchase of FHLB stock                                            (912,000)       (373,600)
     Acquisition of subsidiary                                                -        (370,014)
     Purchase of premises and equipment                                (147,330)       (849,686)
     Sale of premises and equipment                                           -          31,000
                                                                   ------------    ------------
         Net cash used for investing activities                     (47,890,897)    (58,853,993)
                                                                   ------------    ------------
FINANCING ACTIVITIES
     Net increase in deposits                                        25,665,981      49,183,640
     Net increase in short-term borrowings                           17,652,735       6,521,026
     Proceeds from other borrowings                                   1,350,000         500,000
     Repayment of other borrowings                                     (166,881)       (156,858)
     Exercise of stock options                                                -           1,108
     Cash paid in lieu of fractional shares                              (3,472)              -
     Proceeds from sale of common stock                                       -       2,335,730
     Issuance of common stock                                                 -          15,751
                                                                   ------------    ------------
         Net cash provided by financing activities                   44,498,363      58,400,397
                                                                   ------------    ------------
         Increase (decrease) in cash and cash equivalents              (523,752)        697,010

CASH & CASH EQUIV. AT BEGINNING OF PERIOD                            14,953,286       5,852,073
                                                                   ------------    ------------

CASH & CASH EQUIV. AT END OF PERIOD                                $ 14,429,534    $  6,549,083
                                                                   ============    ============

SUPPLEMENTAL CASH FLOW DISCLOSURE
     Cash paid during the year for:
         Interest on deposits and borrowings                       $  3,987,822    $  3,897,995
         Income taxes                                                 1,151,500       1,095,000

See accompanying notes to the consolidated unaudited financial statements.

                             NITTANY FINANCIAL CORP.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The consolidated financial statements of Nittany Financial Corp. (the "Company") includes its wholly-owned subsidiaries, Nittany Bank (the "Bank"), Nittany Asset Management, Inc, and Vantage Investment Advisors, LLC. The Bank includes its wholly-owned subsidiary, FTF Investments Inc. All significant intercompany items have been eliminated.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB and, therefore, do not necessarily include all information that would be included in audited financial statements. The information furnished reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. The results of operations for the three and nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 2004 or any other future interim period.

These statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2003, which are incorporated herein by reference to the Company's Annual Report on Form 10-KSB.

Stock-Based Compensation - The Company maintains a stock option plan for key officers, employees, and nonemployee directors. Had compensation expense for the stock option plan been recognized in accordance with the fair value accounting provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net income applicable to common stock, basic, and diluted net income per common share would have been as follows:

                                          Three Months Ended            Nine Months Ended
                                             September 30,                September 30,
                                          2004           2003           2004           2003
                                       -----------   -----------   -------------  --------------
Net income, as reported:               $   797,815   $   458,452   $   1,931,738   $   1,113,284

Less proforma expense related
  to stock options                          29,747        43,886          89,241         131,658
                                       -----------   -----------   -------------   -------------
Proforma net income                    $   768,068   $   414,566   $   1,842,497   $     981,626
                                       ===========   ===========   =============   =============

Basic net income per common share:
     As reported                       $      0.41   $      0.24   $        1.00   $        0.64
     Pro forma                                0.40          0.22            0.96            0.56

Diluted net income per common share:
     As reported                       $      0.38   $      0.23   $        0.93   $        0.59
     Pro forma                                0.37          0.20            0.89            0.52

NOTE 2 - EARNINGS PER SHARE

The Company provides dual presentation of Basic and Diluted earnings per share. Basic earnings per share utilizes net income as reported as the numerator and the actual average shares outstanding as the denominator. Diluted earnings per share includes any dilutive effects of options, warrants, and convertible securities. For the three months ended September 30, 2004 and 2003, the diluted number of shares outstanding from employee stock options was 155,817 and 151,338, respectively. For the nine-months ended September 30, 2004 and 2003, the diluted number of shares outstanding from employee stock options was 153,869 and 147,798, respectively.

NOTE 3 - COMPREHENSIVE INCOME

The components of comprehensive income consist exclusively of unrealized gains and losses on available for sale securities. For the nine months ended September 30, 2004, this activity is shown under the heading Comprehensive Income as presented in the Consolidated Statement of Changes in Stockholders' Equity. For the three months ended September 30, 2004, comprehensive income totaled $802,587. For the three and nine-months ended September 30, 2003, comprehensive income totaled $455,167 and $1,116,931.

NOTE 4 - STOCK SPLIT

On February 24, 2004, the Board of Directors approved a six-for-five stock split, effected in the form of a 20 percent stock dividend to stockholders of record March 10, 2004, payable on March 31, 2004. As a result, 320,661 additional shares of the Company's stock were issued, common stock was increased by $32,066, and surplus was decreased by $35,538. Fractional shares were paid in cash. All average shares outstanding as of September 30, 2004, and all per share amounts as of September 30, 2004, included in the financial statements are based on the increased number of shares after giving retroactive effect to the stock split effected in the form of a stock dividend.

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to Interpretation 46, Consolidation of Variable Interest Entities ("Interpretation"), which established standards for identifying a variable interest entity ("VIE") and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. The Interpretation requires consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Prior to the interpretation, entities were generally consolidated by an enterprise when it had a controlling financial interest through ownership of a majority voting interest in the entity. The adoption of this Interpretation did not have a material effect on the Company's financial position or results of operations.

In December 2003, the FASB revised FAS No. 132, Employers' Disclosures about Pension and Other Postretirement Benefit. This statement retains the disclosures required by FAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair value of plan assets. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods.

This statement retains reduced disclosure requirements for nonpublic entities from FAS No. 132, and it includes reduced disclosure for certain of the new requirements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The Company has adopted the revised disclosure provisions.

In March 2004, the Financial Accounting Standards Board ("FASB") reached consensus on the guidance provided by Emerging Issues Task Force Issue 03-1 ("EITF 03-1"), The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The guidance is applicable to debt and equity securities that are within the scope of FASB Statement of Financial Accounting Standard ("SFAS") No. 115, Accounting for Certain Investments In Debt and Equity Securities and certain other investments. EITF 03-1 specifies that an impairment would be considered other-than-temporary unless (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment and (b) evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. EITF 03-1 cost method investment and disclosure provisions were effective for reporting periods ending after June 15, 2004. The measurement and recognition provisions relating to debt and equity securities have been delayed until the FASB issues additional guidance. The Company adopted cost method investment and disclosure provisions of EITF 03-1 on June 30, 2004. The adoption did not have a material impact on the consolidated financial statements, results of operations or liquidity of the Company.

                                   APPENDIX A

                         STOCK SUBSCRIPTION APPLICATION

                             NITTANY FINANCIAL CORP.

                BY EXECUTING THIS STOCK SUBSCRIPTION APPLICATION,
               I ACKNOWLEDGE RECEIPT OF A COPY OF THE PROSPECTUS.

I hereby subscribe for and offer to purchase the number of shares of common stock, $0.10 par value, of Nittany Financial Corp. ("Common Stock") shown below, upon the terms and conditions specified in the prospectus at a purchase price of $26.00 per share. All subscriptions must be for a minimum of 100 shares and no more than 5,750 shares, unless waived by Nittany. No fractional shares will be issued.

I acknowledge and agree that this Application constitutes an irrevocable offer and may not be withdrawn without the consent of Nittany Financial Corp. If Nittany accepts any subscription only in part, I understand that Nittany will return any portion of funds not required for the partial subscription, with no interest earned on this portion. If Nittany declines any subscription, I understand that Nittany will return my subscription funds at that time, with no interest earned on the funds.

If Nittany Financial Corp. cancels the offering in its entirety or rejects the Application, this offer to purchase and subscribe shall become void, and Nittany will return any payments received from in full with no interest earned on the amount returned. I understand that Nittany will mail my funds within 10 days upon termination of the offering or rejection of my Application.

Subscriptions may be made by completing and signing this stock subscription application and delivering to: Nittany Bank, Escrow Agent for Nittany Financial Corp., 116 East College Avenue, State College, Pennsylvania 16801, (or, to Nittany Financial Corp., P.O. Box 10283, State College, Pennsylvania 16805, if mailing this stock subscription application). In its discretion, Nittany Financial Corp. may terminate the offering at any time. However, the offering period will terminate no later than June 30, 2005. THE STOCK SUBSCRIPTION APPLICATION MUST BE DELIVERED TOGETHER WITH THE FULL AMOUNT OF THE PURCHASE PRICE FOR THE SHARES SUBSCRIBED, IN UNITED STATES DOLLARS, BY CHECK, BANK DRAFT, OR MONEY ORDER, MADE PAYABLE TO "NITTANY BANK, ESCROW AGENT FOR NITTANY FINANCIAL CORP."

Upon each closing, all funds received for subscriptions that are accepted by Nittany Financial Corp. shall become capital of Nittany Financial Corp. together with interest thereon. THESE SHARES OF COMMON STOCK BEING OFFERED ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FDIC.


                             NITTANY FINANCIAL CORP.
                         STOCK SUBSCRIPTION APPLICATION
Number of Shares ________ x $26.00 per share = Amount of Subscription $____________________ __

Are you currently a shareholder of Nittany Financial Corp.?            Yes     [ ]      No     [ ]
Are you currently a customer of Nittany Bank?                          Yes     [ ]      No     [ ]
(Note:  Shareholders and customers may receive preference in the event of an over subscription.)
State of residence ____________________________________________

REGISTRATION INFORMATION:
PLEASE  CHECK AS  APPROPRIATE  AND WRITE OUT THE WAY IN WHICH  SHARES  ARE TO BE
REGISTERED:

Name(s) in which shares are to be registered:

Social Security Number or Tax ID Number
Address of Subscriber
City ________________________________  State _____________  Zip Code _____________________
Telephone Number: Day: ___________________ Evening: ______________________________________

         [  ] INDIVIDUAL
         [ ] JT TEN -- as joint  tenants with right of  survivorship  and not as tenants  in  common  [ ] TEN  COM -- as  tenants  in  common  [ ] OTHER
         ____________________ [ ] Uniform Transfers to Minors Act ______________________________________
                                                                                 (custodian)
                  Custodian for ___________________ under Uniform Transfers to Minors Act, State of
                  ______________________________________________________________________________________
                             (minor)                                                     (state)
         [  ] IRA, SEP or KEOGH Account #
                  Note:    ____ If the Subscription  Application is on behalf of
                           an IRA,  SEP or KEOGH,  the  registration  name above
                           must read exactly as does the name of the IRA, SEP or
                           KEOGH account.
                  Brokerage Firm ______________________________________
                  Broker ___________________________
                  Broker's Phone No. ____________ Custodian Firm ______________________________________
                  Mailing Address of Broker or Custodian
                  _____________________________________________________________________________________
                  _____________________________________________________________________________________

STOCKHOLDER/CUSTOMER:
CHECK HERE IF YOU ARE A STOCKHOLDER [  ]     AMOUNT OF STOCK OWNERSHIP ___________
CUSTOMER [  ]    DEPOSIT OR LOAN ACCOUNT NOs. __________________________

I HAVE READ AND RECEIVED A PROSPECTUS, DATED DECEMBER 13, 2004, AND HEREBY AGREE
TO THE TERMS OF THIS APPLICATION.

Signature of Subscriber ______________________________________   Date: _______________________________

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE AFFAIRS OF NITTANY
FINANCIAL CORP. AND ITS SUBSIDIARIES MAY CHANGE AFTER THE DATE OF THIS PROSPECTUS. DELIVERY OF THIS DOCUMENT AND THE SALES OF SHARES MADE HEREUNDER DOES NOT MEAN OTHERWISE.


                             NITTANY FINANCIAL CORP.

                                     [LOGO]


                                      UP TO
                                 115,000 SHARES
                                  COMMON STOCK



                                   ----------
                                   PROSPECTUS
                                   ----------









                             DATED DECEMBER 13, 2004


                      THESE SECURITIES ARE NOT DEPOSITS OR
                         ACCOUNTS AND ARE NOT FEDERALLY
                             INSURED OR GUARANTEED.